02041198

EXECUTED

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

7/2/02

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

July 2, 2002

Telefónica Holding de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica Holding of Argentina Inc.
(Translation of registrant's name into English)

Tucumán 1, 18th Floor
1049 Buenos Aires, Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F _X_ Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes ___ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) __N/A__

CRGH

TELEFÓNICA HOLDING DE ARGENTINA S.A.

TABLE OF CONTENTS

Item 1

TELEFONICA HOLDING DE ARGENTINA S.A

Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations as of March 31, 2002 and 2001

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON UNAUDITED INTERIM FINANCIAL STATEMENTS

Pistrelli, Díaz y Asociados
Firma Miembro de Andersen

25 de Mayo 487
1002 Buenos Aires
Argentina

Tel 54 11 4318 1600 4311 6644
Fax 54 11 4312 8647 4318 1777

To
TELEFONICA HOLDING DE ARGENTINA S.A.

1. We have reviewed the accompanying balance sheets of Telefónica Holding de Argentina S.A. (an Argentine Corporation) as of March 31, 2002 and 2001 and the related statements of income, cash flows and changes in shareholders' equity for the three-month periods ended March 31, 2002 and 2001, all expressed in Argentine pesos (Note 2.3.). These financial statements are the responsibility of the Company's management.

2. We conducted our reviews in accordance with generally accepted auditing standards in Argentina. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. We did not review the financial statements of Torneos y Competencias S.A. as of December 31, 2000, the investment in which is reflected in the accompanying financial statements as of March 31, 2001, using the equity method of accounting. The investment in Torneos y Competencias S.A. represents 2.4 percent of total assets as of March 31, 2001. The gain reported for the aforementioned company disclosed under "Equity in (loss) earnings of ownership interests in related parties ((loss) income attributable to joint venture companies)" in the Company's statement of income amounted to $1,448,979 for the three-month period ended March 31, 2001. The financial statements of Torneos y Competencias S.A. as of December 31, 2000 were audited by other auditor, whose unqualified report dated March 12, 2001, has been furnished to us by the Company.

4. As described in Note 10. to the accompanying financial statements, in the current year, a deep change has been implemented in the economic model of Argentina as well as in the Convertibility Law that was in place since March 1991 (whereby the Argentine peso was pegged at parity with the US dollar). The main consequences of the set of measures adopted by the Argentine Federal Government, which are detailed in

the above mentioned note, are (a) the devaluation of the Argentine peso with respect to the US dollar and de-dollarization of certain assets and liabilities in foreign currency held in the country; (b) the default on the payment of the Government's external debt; (c) the implementation of restrictions on the withdrawal of funds deposited with financial institutions; (d) the restriction on transfers abroad on account of financial loans and dividend distributions without prior authorization from the Banco Central de la República Argentina; (e) the increase in domestic prices and (f) in the case of Telefónica de Argentina S.A. ("Telefónica"), one of the Company's related companies, the need to renegotiate with the Argentine Federal Government future rates that Telefónica will charge to its customers for telecommunications services (Notes 2.6.c)1, d) and 5.1.a) to the accompanying financial statements). The future development of the economic crisis may require further measures from the Argentine Federal Government.

5. As described in Note 2.3. to the accompanying financial statements, following the accounting rules issued by the regulatory agency for public companies, the Company has not recognized the effects of the changes in the general purchasing power as from January 1, 2002, as required by Resolution MD No. 3/2002 of the CPCECABA (Professional Council of Economic Sciences of the City of Buenos Aires). If such resolution had been applied, (a) the Company's shareholders' equity as of March 31, 2002, would not have significant changes and losses for the three-month period ended on such date would have increased by approximately $153.5 million as counteraccount of other shareholders' equity accounts and (b) all balances as of March 31, 2001 and income from operations for the three-month period then ended would have been restated for comparative purposes to recognize the effects of changes in the general purchasing power for the period January through March 2002.

6. Based on our reviews and the report of other auditor, we are not aware of any material modifications that should be made to the financial statements referred to above in order for them to be in conformity with the relevant regulations of the Business Associations Law and the National Securities Commission ("CNV") and, except for the omission of the recognition of the effects of changes in the purchasing power of money mentioned in paragraph 5., with generally accepted accounting principles in Argentina ("Argentine GAAP").

7. Our reports dated February 26, 2002 on the financial statements of the Company and Telefónica as of December 31, 2001 and on Compañía Internacional de Telecomunicaciones S.A. ("Cointel") unaudited interim financial statements as of December 31, 2001 included emphasis-of-a-matter paragraphs indicating the existence of a substantial doubt about the Company's, Cointel's and Telefónica's ability to continue as a going concern as a result of certain uncertainties. Such uncertainties continue as of the date of this report and their evolution is described in Notes 5.1.a) and 11.3.d. to the accompanying financial statements. Moreover, as disclosed in Note 9. to the accompanying financial statements, as a result of the devaluation occurred in the

period January through March 2002, the Company carries negative shareholders' equity amounting to $1,481 million and accumulated losses amounting to $2,007 million. The financial statements of the Company as of March 31, 2002 and the financial statements of its related companies Cointel and Telefónica as of such date have been prepared assuming that these companies will continue as a going concern and do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of these uncertainties.

8. Certain accounting practices of the Company used in preparing the accompanying financial statements conform with Argentine GAAP, but do not conform with accounting principles generally accepted in the United States of America. See Note 14.

Buenos Aires,
May 14, 2002

PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fol. 8

EDUARDO C. CODURI
Partner
Certified Public Accountant
Buenos Aires University
C.P.C.E.C.F. Vol. 163 - Fol. 202

TELEFONICA HOLDING DE ARGENTINA S.A.

Registered Address: Tucumán 1 - 18th floor - Buenos Aires - Argentina

FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2002 AND 2001

Principal Business: Holding Company.

Registration with the Public Registry of Commerce:

- Of the articles of incorporation: October 25, 1976.
- Of the last change to the bylaws: April 18, 2001. See Note 12.

Registration number with the "Inspección General de Justicia" (the governmental regulatory agency of corporations): 6,133.

Duration of the corporation: through October 24, 2075.

Fiscal year-end: December 31.

Controlling company:

Name: Telefónica Internacional, S.A.

Registered address: Tucumán 1 - 17th floor - Buenos Aires - Argentina.

Principal Business: Holding Company.

Controlling shareholding percentage of the Company's capital stock: 99.96%. (See Note 6.1.)

Controlling shareholding percentage of the Company's total votes: 99.97%.

Capital structure: See Note 6.1.

	Subscribed and paid in
Outstanding common shares (face value 1)	
Class A, 5 votes per share	30,427,328
Class B, 1 vote per share	374,302,032
Total shares authorized for public offering (1)	404,729,360

(1) See Note 6.3.

HORACIO C. SOARES
President

TELEFONICA HOLDING DE ARGENTINA S.A.

BALANCE SHEETS AS OF MARCH 31, 2002 AND 2001

(stated in Argentine pesos - see Note 2.3.)

	2002	2001
CURRENT ASSETS		
Cash	120,936	331,437
Short-term investments (Note 15.2.)	-	14,615,568
Other receivables (Note 3.1.)	3,578,551	388,424
Receivables from related parties (Note 11.1.)	24,031,055	418,471,974
Total current assets	27,730,542	433,807,403
NONCURRENT ASSETS		
Other receivables (Note 3.1.)	7,480,391	7,933,092
Ownership interests in related parties (Note 15.1.)	-	732,775,945
Intangible assets and deferred charges (Note 15.3.)	272,684,432	327,320,819
Total noncurrent assets	280,164,823	1,068,029,856
Total assets	307,895,365	1,501,837,259
CURRENT LIABILITIES		
Accounts payable to related parties (Note 11.1.)	1,452,620,290	494,918,026
Other liabilities (Note 2.6.c)1.)	308,577,580	-
Bank and other financial payables (Note 3.2.)	21,844,539	35,538,773
Taxes payable	468,565	897,270
Accounts payable and accrued liabilities	2,732,781	505,001
Other payables (Note 3.3.)	2,957,023	83,905,281
Total current liabilities and total liabilities	1,789,200,778	615,764,351
SHAREHOLDERS' EQUITY (per related statements)	(1,481,305,413)	886,072,908
Total liabilities and shareholders' equity	307,895,365	1,501,837,259

The accompanying Notes 1 to 16 are an integral part of these financial statements.

HORACIO C. SOARES
President

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

(stated in Argentine pesos - see Note 2.3.)

	2002	2001
Equity in (loss) earnings of ownership interests in related parties ((loss) income attributable to joint venture companies) (Note 3.5.)	(1,000,993,993)	(21,534,254)
Fees for services rendered to related parties, net (Note 11.2.)	11,681,089	12,300,110
Administrative expenses (Note 15.5.)	(780,086)	(558,294)
Amortization of intangible assets and deferred charges (Note 15.3.)	(4,456,089)	(5,055,343)
Financial (expense) income and holding (losses) gains, net (Note 3.6.)	(969,256,202)	(3,065,738)
Unrecoverable value added tax and other taxes	-	(233,853)
Net loss for the period	(1,963,805,281)	(18,147,372)
Loss per share	(4.85)	(0.04)

The accompanying Notes 1 to 16 are an integral part of these financial statements.

HORACIO C. SOARES
President

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

(stated in Argentine pesos – see Note 2.3.)

	2002			
	Shareholders' investment		Non-capitalized contributions	
Description	Capital stock	Additional paid-in capital	Irrevocable capital contributions for future share subscriptions	Other contributions
Balance at beginning of year	404,729,360	78,383,316	2,000,000	8,496,188
Modifications to initial balances (Note 2.8.)	-	-	-	-
Modified balances at beginning of year	404,729,360	78,383,316	2,000,000	8,496,188
Effect of Telefónica de Argentina S.A.'s spun-off businesses (Note 5.1.a)	-	-	-	-
Net loss for the period	-	-	-	-
Balance at end of period	404,729,360	78,383,316	2,000,000	8,496,188

	2002			2001
	Retained earnings			
Description	Legal reserve	Unappropriated earnings	Total	Total
Balance at beginning of year	32,296,314	(24,596,631)	501,308,547	917,439,260
Modifications to initial balances (Note 2.8.)	-	(18,808,679)	(18,808,679)	(14,439,020)
Modified balances at beginning of year	32,296,314	(43,405,310)	482,499,868	903,000,240
Effect of Telefónica de Argentina S.A.'s spun-off businesses (Note 5.1.a)	-	-	-	1,220,040
Net loss for the period	-	(1,963,805,281)	(1,963,805,281)	(18,147,372)
Balance at end of period	32,296,314	(2,007,210,591)	(1,481,305,413)	886,072,908

The accompanying Notes 1 to 16 are an integral part of these financial statements.

HORACIO C. SOARES
President

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENTS OF CASH FLOWS (1)
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

(stated in Argentine pesos - see Note 2.3.)

	2002	2001
CHANGES IN CASH AND CASH EQUIVALENTS		
Cash and cash equivalents at end of period (2)	120,936	14,947,005
Cash and cash equivalents at beginning of year	1,394,851	8,747,206
(Decrease) increase in cash and cash equivalents	(1,273,915)	6,199,799
Causes of changes in cash and cash equivalents		
Cash flows from operating activities:		
Net loss for the period	(1,963,805,281)	(18,147,372)
Adjustments to reconcile net loss to net cash used in operating activities:		
Equity in loss of ownership interests in related parties	1,000,993,993	21,534,254
Amortization of intangible assets and deferred charges	4,458,089	5,055,343
Financial expense (income) and holding losses (gains), net (3)	967,497,179	(25,545,213)
Changes in assets and liabilities:		
Other receivables and fees receivable for services rendered to related parties	(13,991,555)	2,743,083
Other receivables	1,773,926	1,671,698
Accounts payable and accrued liabilities	232,919	(163,481)
Taxes payable	86,017	(4,066,802)
Net cash used in operating activities	(2,756,714)	(16,918,482)
Cash flows from investing activities:		
Payables to related parties	-	476,461
Net cash provided by investing activities	-	476,461
Cash flows from financing activities:		
Payables to related parties	15,661,000	492,162,500
Repayments of loans	(14,178,201)	(469,520,680)
Net cash provided by financing activities	1,482,799	22,641,820
(Decrease) increase in cash and cash equivalents	(1,273,915)	6,199,799

(1) Cash and cash equivalents. See Note 2.5.
(2) Supplemental information on cash flows, see Note 13.
(3) Includes financial (expense) income and holding (losses) gains, net not involving movement of funds.

The accompanying Notes 1 to 16 are an integral part of these financial statements.

HORACIO C. SOARES
President

TELEFONICA HOLDING DE ARGENTINA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

(amounts stated in Argentine pesos, unless otherwise indicated - see Note 2.3.)

1. BUSINESS AND ORGANIZATION OF THE COMPANY

Telefónica Holding de Argentina S.A. ("the Company") is a holding company primarily engaged, through related companies in the telecommunications business ("Telecommunications Business") and the media, programming and content distribution business ("Media Business") in Argentina.

As of March 31, 2002, the Company conducts its Telecommunications Business through its 50.0% interest in Compañía Internacional de Telecomunicaciones S.A. ("Cointel") (see Note 5.1.a), which controls the outstanding capital stock of Telefónica de Argentina S.A. ("Telefónica") through its ownership interest in 100% of Telefónica's Class "A" shares (see Note 8.1.a) and 40.2 million Class "B" shares of Telefónica which represents approximately 2% of Telefónica's outstanding capital stock.

The Company conducts its Media Business in Argentina through its 26.8% ownership interest in Atlántida Comunicaciones S.A. ("Atco") (see Note 5.1.b). Atco is a holding company with a direct and indirect interest in broadcast television companies and in radio stations. Likewise, the Company holds a 26.8% ownership interest in AC Inversora S.A. ("AC"). AC is a holding company with a direct and indirect interest in broadcast television companies (see Note 5.1.c).

The Company also conducted its Media Business through its 20.0% interest in Torneos y Competencias S.A. ("TyC"), a provider of sports and entertainment programming in Argentina. In May 2001, the Company transferred to ACH Acquisition Co. ("ACH"), an affiliate of the Participating Shareholders, as defined in Note 4., its ownership interest in TyC (see Note 5.2.).

As of March 31, 2002, as a result of several transactions described in Notes 4. and 6.3., Telefónica Internacional S.A. ("TISA")'s equity interest in the Company amounts to 99.96%.

2. SIGNIFICANT ACCOUNTING POLICIES

2.1. Financial statements required in Argentina

In accordance with generally accepted accounting principles and current legislation in Argentina, the presentation of the parent company's individual financial statements is required. The consolidated financial statements are to be included as supplementary information to the individual financial statements. Until September 30, 2000, the Company filed, for argentine purposes, individual financial statements, together with consolidated financial statements with its controlled companies Southtel Holdings S.A. ("Shosa") and South Cable Holdings S.A. ("South Cable"). As of March 31, 2002 and 2001, and as a consequence of the disposition of the Company's ownership interest in these companies (see Note 4.), the Company no longer consolidates its financial statements with Shosa and South Cable operations.

2.2. Basis of presentation

a) The financial statements of the Company for the three-month periods ended March 31, 2002 and 2001 have been prepared in accordance with generally accepted accounting principles in Argentina ("Argentine GAAP") and in accordance with the requirements of the Comisión Nacional de Valores ("CNV") and are presented in Argentine pesos (see Note 2.3.). These financial statements also include certain additional disclosures in order to conform more closely to the form and content required by the Securities and Exchange Commission of the United States of America ("SEC").

2.3. Presentation of financial statements in constant Argentine pesos

The financial statements fully reflect the effects of changes in the purchasing power of money through August 31, 1995, by restating amounts in constant pesos by the method required by Technical Resolution ("RT") No. 6 of the *Federación Argentina de Consejos Profesionales de Ciencias Económicas* ("FACPCE"). Effective September 1, 1995, for Argentine GAAP purposes, and considering the then current economic stability conditions and according to the requirements of General Resolution No. 272 of the CNV, the Company discontinued the application of the restatement method but maintained the restatements recorded until that date. This criteria has been accepted under Argentine GAAP until December 31, 2001.

Considering the new inflationary context and the conditions created by the new system established by the Public Emergency and Currency Exchange System Reform Law, which are described in detail in Note 10., on March 6, 2002, the Buenos Aires City Professional Council of Economic Sciences ("CPCECABA") approved Resolution MD No. 3/2002 which sets forth, among other provisions, the reinstatement of the inflation adjustment for the interim periods or fiscal-years ended March 31, 2002, inclusive, and provides that all recorded amounts restated by changes in the general purchasing power until the interruption of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 2001.

The restatement into constant argentine pesos method must be applied to the value of booked costs immediately prior to the capitalization of the exchange differences mentioned in Note 2.6.g), which are capitalized so as to have the effect of an advance of applying the restatement method for recognition of changes in the general purchasing power and which capitalization would be subsequently absorbed by the value restated in constant argentine pesos of the assets mentioned in such note.

As of the date of issuance of these financial statements, the CNV had not yet implemented the standards provided by Resolution MD No. 3/2002 of the CPCECABA, related to inflation adjustment. Therefore, to implement them, the Company will have to wait until they are approved by the CNV. If such resolution had been applied, (a) Company shareholders' equity as of March 31, 2002, would not have significant changes and losses for the three-month period ended on such date would have increased by approximately 153.5 million as counteraccount of to other shareholders' equity accounts and (b) all balances as of March 31, 2001 and income from operations for the three-month period then ended would have been restated for comparative purposes to recognize the effects of changes in the general purchasing power for the period January through March 2002.

2.4. Generally accepted accounting principles

When preparing these financial statements, the Company applied the valuation methods required by applicable CNV resolutions which, in the Company's case, except for what is mentioned in Note 2.3., do not differ from those required by the FACPCE. See Note 2.7.

Furthermore, in connection with certain accounting issues related to the Public Emergency and Currency Exchange System Reform Law, in January 2002 the CPCECABA issued Resolution MD No. 1/02 that established, among other things, that assets and liabilities in foreign currency as of December 31, 2001, should be valued at the exchange rate effective as of the last day on which transactions in foreign currency were made in Argentina in the year 2001. In the case of the US dollar, the applicable exchange rate was US$1 = $1, which was the exchange rate effective under Law No. 23,928 (Convertibility Law) as of December 31, 2001. Additionally, in line with the above, on January 23, 2002, the CNV approved General Resolution No. 392.

2.5. Statement of cash flows

In the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents. The Company uses the indirect method, which requires a series of adjustments to the period's net loss to arrive at the cash flow used in operating activities.

2.6. Valuation methods

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses of each period. The ultimate results may differ from those estimates.

The principal valuation methods used in the preparation of the financial statements are as follows:

a) Cash, receivables and liabilities

- In local currency: at nominal value.
- In foreign currency: they have been converted at the selling or buying exchange rates prevailing as of each period-end for the settlement of the transactions concerned. Exchange differences have been credited/charged to income of each period. The respective detail is included in Note 15.4.

Receivables and payables include the portion of the related financial income (expense) accrued through the end of each period, if applicable.

b) Short-term investments

- Foreign currency deposits: as of March 31, 2001, at nominal value plus interest accrued through the end of such period, translated at the exchange rate prevailing as of such date for the settlement of these transactions. The respective detail is included in Note 15.4.
- Local currency deposits: as of March 31, 2001, at nominal value plus interest accrued through the end of such period.

c) Long-term investments

1. Ownership interests in related parties valued by the equity method

The investment in Cointel as of March 31, 2002 and 2001, is valued by the equity method of accounting using the financial statements of this company as of March 31, 2002 and 2001, respectively. See Note 2.8. The book value of such investment and the related goodwill amount to a net liability of 36.1 million, which arises from the Company's ownership interest in Cointel's negative shareholders' equity as of March 31, 2002, amounting to 308.6 million, net of the related goodwill of 272.5 million.

The Company is evaluating Cointel's financing needs considering the Argentine economic situation and the current difficulties to have access to credit. If the current difficulties to obtain refinancing or additional loans to Cointel continue, the Company plans, and has so agreed with Cointel, to use its best efforts to provide such financing directly or indirectly, subject to the Company's own fund availability, which depends on the evolution of the issues affecting the Company's financial situation described in Note 10.

The recoverability of the Company's goodwill was evaluated on the basis of the Company's management best estimate of future cash flows of Telefónica, considering available information and future telephone service rates estimates of such company. However, owing to the regulatory uncertainty regarding rates evolution which, as described in Note 5.1.a), derive from the pending negotiation with the Argentine Government, and the results of negotiations of Cointel and Telefónica to obtain financing or to settle their current liabilities in the normal course of their business and maintain their normal operations, as described in the same note, the recoverability of the amount booked as of March 31, 2002 depends on the final outcome of the above-mentioned issues. See Note 2.6.d).

In line with Resolution MD No. 3/2002 from the CPCECABA, as described in Note 2.6.g), Cointel, Telefónica and its controlled company Telinver S.A. capitalized 130 million in intangible assets and 323 million in fixed assets during the three-month period ended March 31, 2002, figures calculated considering the Company's direct and indirect ownership interest in such companies, for exchange rate losses relating to liabilities in foreign currency existing as of January 6, 2002, which were incurred for the financing of such assets. As of March 31, 2002, such assets include accumulated exchange rate losses, net of depreciation, in the amount of 129 million and 317 million, respectively, figures calculated considering the Company's direct and indirect ownership interest in such companies.

The investments in TyC and Atco as of March 31, 2001, are valued by the equity method of accounting using the financial statements of these companies as of December 31, 2000, adjusted, if applicable, for significant events occurred during the three-month period ended March 31, 2001, as mentioned below.

As of March 31, 2001, the Company adjusted the value of its equity investment in Atco, taking into account the losses of the quarter January-March 2001, on the basis of financial information available as of such date provided by Atco's management. Also, given that the Company is under no obligation to make capital contributions to Atco for the purpose of restoring the latter's negative shareholders' equity, the Company valued its investment in Atco at nil, and did not book any related liability, as explained above

The Company's Management believes that there were no other significant events during the January-March 2001 quarter that could significantly affect the value of such investments as of March 31, 2001.

The financial statements of the related companies were prepared in accordance with accounting principles consistent with those used by the Company

As from the effective date of Law No. 25,063, any dividends in cash or in kind received by the Company on its investments in other companies, in excess of accumulated taxable income (determined as required by this law), will be subject, upon distribution, to a 35% income tax withholding as a single and final payment. The Company has not accrued any income tax charge on such dividends since, according to its estimates, dividends to be collected will not be subject to this tax.

2. Investments valued at recoverable value

- On the basis of financial information available as of March 31, 2002, Atco presents negative shareholders' equity. Also, given that the Company is under no obligation to make capital contributions to Atco for the purpose of restoring the latter's negative shareholders' equity, the Company valued its investment in Atco at nil, to adjust it to its estimated recoverable value as of March 31, 2002, and did not book any related liability.
- Additionally, as of March 31, 2002 and 2001, the Company decided to value its investment in AC at nil, to adjust it to its estimated recoverable value pursuant to information available as of such dates.

d) *Intangible assets and deferred charges*

This account principally includes the following items:

- The difference between the acquisition cost and the valuation by the equity method as of the purchase date of the shares concerned, which is being amortized over a period of 240 months. See Note 2.6.c) 1.
- The issuance costs of Negotiable obligations, which are being amortized over the remaining life of the related financial payables. See Note 7.

e) *Income tax and tax on minimum presumed income*

The Company calculates the Income Tax charge by applying the tax rate of 35% to the taxable income for the year, without considering the effect of temporary differences between book and taxable income. Additionally, the Company calculates the tax on minimum presumed income by applying the effective tax rate of 1% on certain estimated production assets as of the end of each year. This tax is supplementary to Income Tax. The Company's tax liabilities shall be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

During the three-month period ended March 31, 2002, the Company has estimated to have a tax loss carryforward and has determined a 0.1 million charge in tax on minimum presumed income, which is disclosed together with the charges of previous years under "Other receivables – Noncurrent tax credits" since the Company expects to recover such amount, being the accumulated balance as of March 31, 2002, of 7.5 million.

According to the tax returns as of December 31, 2000 filed, the Company has an accumulated income tax loss carryforward of approximately 259.1 million, which may be deducted from future taxable income as follows:

Year through which available	Tax loss carryforward (in million of pesos)
2003	9.1
2004	83.8
2005	166.2
	259.1 (1)

(1) Includes specific income tax loss carryforwards from dispositions of shares and derivative contracts and general income tax loss carryforward.

For each year in which such deduction arises, the tax benefit (effect of the current tax rate on the tax loss carryforward used) will only be effectively realized if income tax (net of the deduction) is equal to or exceeds the tax on minimum presumed income. However, it will be reduced by any excess of the latter over income tax, as the Company will have to pay the tax on minimum presumed income as a minimum.

f) Shareholders' equity accounts

- Capital stock: disclosed at nominal value. See Note 6.1.
- Additional paid-in capital: this account discloses the additional contribution made by the common shareholders, in excess of face value, restated in constant pesos according to applicable CNV resolutions. See Note 2.3.
- Non-capitalized contributions: this account includes irrevocable capital contributions for future share subscriptions and other contributions over which the shareholders are entitled according to their ownership interests; they are disclosed at nominal value. According to applicable CNV resolutions, non-capitalized contributions have not been restated. See Note 2.3.
- Legal reserve and Unappropriated earnings: they have been restated in constant pesos according to applicable CNV resolutions. See Note 2.3.

g) Income statement accounts

- Accounts accumulating monetary transactions are not restated. See Note 2.3.
- Charges for consumption of nonmonetary assets valued at historical cost are computed based on the restated amounts of such assets according to applicable CNV resolutions, as described in Note 2.3.
- "Equity in (loss) earnings of ownership interests in related parties ((loss) income attributable to joint venture companies)" was calculated according to item c) of this note.
- "Fees for services rendered to related parties, net" are charged to income on an accrual basis. The Company discloses these fees net of direct taxes thereon.

- Under "Financial (expense) income and holding (losses) gains, net", the Company discloses nominal financial results segregated in generated by assets and liabilities.

In accordance with applicable resolutions of the CNV (see Note 2.3.), income statement accounts for the three-month periods ended March 31, 2002 and 2001 are not inflation-adjusted.

CNV General Resolution No. 398 provides, under exceptional circumstances, for the application of CPCECABA Resolution MD No. 3/2002 mentioned in Note 2.3., which provides that the exchange rate differences arisen as from January 6, 2002, related to liabilities in foreign currency as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such professional standards are complied with. Such allocation will be made provided the relation between financing and acquisition, construction or production of the assets qualifying for allocation of such exchange rate differences (fixed assets, intangible assets and equity interests in other companies organized in the country and existing as of January 6, 2002) is direct. Such financing, whether total or partial, relates to the financing granted by the suppliers of goods invoiced in foreign currency or the financing obtained for similar purposes from financial entities. In the cases in which the relation between financing and acquisition or production and construction of qualifying assets is not direct, such exchange rate differences may be allocated, under certain conditions, at the cost value of such assets.

In accordance with the above-mentioned regulation, exchange differences capitalized under intangible assets following the direct relationship between financing and acquisition during the period ended March 31, 2002, were fully reserved by the Company on the basis of the recoverable value of such assets. The Company will evaluate such allowance from time to time and, if the recoverable value changes, will reverse the allowance. The goodwill booked for the Company's investment in Cointel as of March 31, 2002, is disclosed in these financial statements net of such allowance.

2.7. Modification of Argentine GAAP

Effective December 8, 2000, the Governance Board of the FACPCE approved RT Nos. 16, 17, 18, and 19 which provide for changes in professional accounting principles related to valuation and disclosure. On December 21, 2001, CPCECABA approved, with certain modifications, such standards by resolutions Nos. 238, 243, 261 and 262, requiring mandatory application thereof for fiscal years beginning July 1, 2002, and thereafter. As of the date of issuance of these financial statements, the CNV is analyzing the scope and timing for adopting such standards.

2.8. Change in accounting method

Until December 31, 2001, and since the Company's related companies tend to report their financial statements as of the end of required filing terms, the Company valued its interest in such investments under the equity method of accounting, using the financial statements of such companies with a three-month lag with respect to the Company's financial statements closing date, adjusted for significant events occurred in the three-month lag. As a result of the transactions described in Note 4., the Company has sold its interests in such investees, other than its interest in Cointel, Atco and AC, companies indirectly controlled by Telefónica, S.A. ("TESA"). Therefore and since the Company is able to obtain Cointel's financial statements at the date of issuance of its own financial statements, it has eliminated the effect of the above-mentioned three-month lag, and valued its investment in Cointel by the equity method, calculated on the basis of Cointel's financial statements as of the Company's financial statements closing date. The financial statements as of March 31, 2001, have been adjusted retroactively for comparative purposes.

The retroactive effect of this change in accounting method gave rise to a 18.8 million and 14.4 million decrease in unappropriated retained earnings at beginning of the periods ended March 31, 2002 and 2001, respectively.

Also, as a consequence of this change, the net loss for the periods ended March 31, 2002, and 2001, decreased by 10.5 million and 2.8 million, respectively, as compared to the net loss that would have resulted if such change had not been made.

3. BREAKDOWN OF THE MAIN BALANCE SHEET AND STATEMENT OF INCOME ACCOUNTS

3.1. Other receivables

	2002		2001	
	Current	Noncurrent	Current	Noncurrent
Tax credits	3,578,551	7,480,391	361,546	7,933,092
Other	-	-	26,878	-
Total	3,578,551	7,480,391	388,424	7,933,092

3.2. Bank and other financial payables

	2002	2001
	Current	Current
Negotiable obligations	21,520,350 (1)	35,122,000
Interest accrued on negotiable obligations	273,938	416,773
Other financial debt	50,251	-
Total	21,844,539	35,538,773

(1) Accrues interest at a rate of 9.75% per annum. See Note 7.

3.3. Other payables

	2002	2001
	Current	Current
Other	2,957,023	3,905,281
Advance for future disposition of companies	-	80,000,000
Total	2,957,023	83,905,281

3.4. Aging of assets and liabilities as of March 31, 2002:

	Assets	Liabilities	
	Receivables (1)	Loans (2)	Other payables (3)
Matured:			
Up to three months	11,566,555 (4)	-	-
Subtotal	11,566,555	-	-
Maturing:			
Up to three months	14,573,663	50,251	1,455,821,636 (5)
More than three and up to six months	1,469,388	273,938	-
More than nine and up to twelve months	-	21,520,350	2,957,023
More than two and up to three years	7,480,391	-	-
Subtotal	23,523,442	21,844,539	1,458,778,659
Total	35,089,997	21,844,539	1,458,778,659

(1) Includes total receivables.
(2) Includes bank and other financial payables.
(3) Includes total liabilities except bank and other financial payables and Other liabilities.
(4) See Note 16.
(5) Includes 1,453 million corresponding to accounts payable to related parties. See Note 11.1.

3.5. Equity in (loss) earnings of ownership interests in related parties

	(Loss) Income	
	2002	2001
Cointel	(1,000,993,993) (1)	(11,644,354) (2)
Atco	- (3)	(11,338,879) (4)
TyC (5)	-	1,448,979
	(1,000,993,993)	(21,534,254)

(1) Includes 999 million related to the devaluation effect mentioned in Note 10. on Cointel and its subsidiaries' net consolidated payables in foreign currency held during the three-month period ended March 31 2002, considering the Company's ownership interest in such companies, net of those capitalized as described in Note 2.6.c)1.
(2) Includes a loss of approximately 2 million, corresponding to the Company's ownership interest in Telefonica's spun-off businesses booked by Cointel. See Note 5.1.a).
(3) See Note 2.6.c) 2.
(4) Corresponds to certain adjustments recorded by the Company for approximately 11.3 million.
(5) As of March 31, 2002, the Company had sold its ownership interest in this company. See Note 5.2.

3.6. Financial (expense) income and holding (losses) gains, net

	2002	2001
Net gains on assets		
Exchange differences	1,385,479	-
Interest income	6,899	8,946,634 (1)
Other	-	1,247
	1,392,378	8,947,881
Net losses on liabilities		
Exchange differences	(946,310,431) (2)	-
Interest and commission expenses (3)	(24,313,842)	(11,371,633)
Tax on interest paid and on the financial cost of corporate indebtedness	(24,307)	(640,792)
Other	-	(1,194)
	(970,648,580)	(12,013,619)
	(969,256,202)	(3,065,738)

(1) Includes 8.8 million corresponding to related parties. See Note 11.2.
(2) Includes impairment in value of intangible assets. See Note 2.6.g).
(3) Includes 23.7 million and 4.9 million as of March 31, 2002 and 2001, respectively, corresponding to related parties. See Note 11.2.

4. AGREEMENT BETWEEN THE COMPANY'S FORMER PRINCIPAL SHAREHOLDERS AND TESA

On April 11, 2000, certain affiliates of Hicks, Muse, Tate & Furst, Inc. ("Hicks Muse"), including HMTF – Argentine Media Investments Ltd. ("HMTF"), República Holdings Ltd. ("República Holdings") and International Investments Union Ltd. ("IIU") ("HMTF Affiliates") and International Equity Investments, Inc. ("IEI"), a Citibank N.A. subsidiary, (together with HMTF Affiliates, the "Former Principal Shareholders" and from now on the "Participating Shareholders") and TESA ("the Parties") entered into a Stock Exchange Agreement (the "Stock Exchange Agreement", and from now on "the Contract") whereby, after certain precedent conditions were met, on December 15, 2000, the Participating Shareholders transferred to TESA 80.9% of the Company's capital stock, representing 84.7% of the Company's total votes in exchange for TESA common shares issued. On June 29, 2001, TESA informed the Company that on May 8, 2001, it transferred to TISA, TESA's wholly owned subsidiary, all of TESA's 80.9% equity interest in the Company. Additionally, as a result of several transactions described in Note 6.3., TISA's equity interest in the Company, increased from 80.9% to 99.96%.

As part of the Contract, and according to the transactions provided therein and in certain related agreements, Shosa, a company previously controlled by the Company, redeemed to the Company irrevocable capital contributions, which included, among other: (a) Shosa's 26.8% ownership interest in Atco, (b) Shosa's 26.8% ownership interest in AC and (c) Shosa's 20% ownership interest in TyC, including the net book value of the related goodwill as of September 30, 2000. On December 15, 2000, the Company transferred to ACH its ownership interest in Shosa, whose main asset as of that date was its ownership interest in Cablevisión S.A. ("Cablevisión") and its main liabilities were a loan of US$135.9 million made to Shosa by ACH, and other liabilities of approximately US$27 million. The Shosa selling price was US$395.3 million, and was paid through a promissory note issued by ACH, maturing on August 31, 2001, or before, if certain conditions contemplated in the loan agreement occurred (the "Promissory Note"). In August and December, 2001, the Company and ACH amended a section of the Promissory Note, extending the maturity date until January 31, 2002 (see Note 6.3.). Additionally, as part of the Contract, and according to the transactions provided therein and in certain related agreements, the Company paid off its financial liabilities except for the amounts payable under the Negotiable Obligations for US$500 million issued on February 24, 1997, under the US$500 million Program (see Note 7.) and sold its ownership interests in related companies and in certain related assets, except for its ownership interests in Cointel, Atco and AC and the financial advisory agreement described in Note 11.3.a.

As of the issuance date of these financial statements, the Company is not aware of any fact that could have an adverse effect on the Company's business, financial conditions or results of operations, related with the transactions described previously in this note.

5. LONG-TERM OWNERSHIP INTERESTS IN RELATED PARTIES

5.1. Long-term ownership interests in related parties as of March 31, 2002

a) Cointel

Cointel is a company organized under Argentine law by a group of investors made up of the Company, Telefónica International Holding B.V. and TISA, all of them TESA's subsidiaries. As of March 31, 2002, the Company's interest in Cointel amounts to 50.0%. Cointel controls the outstanding capital stock of Telefónica, through its ownership interest in 100% of Telefónica's Class "A" shares (see Note 8.1.a), and about 40.2 million Class "B" shares which represents approximately 2% of Telefónica's outstanding capital stock, being the total shareholding of Cointel in Telefónica's capital stock to 64.8%.

Telefónica has entered into a Management Contract with its operator TESA, whereby the latter has assumed overall responsibility for the management of Telefónica. This contract was extended until April 30, 2003. In addition, at the expiration of the above term, the operator is entitled, at its sole discretion, to an additional five-year extension to April 30, 2008.

Telefónica has a license for an unlimited period of time for rendering public telecommunications services in the southern region of Argentina, which provided for an exclusivity period until November 8, 1997, with the right to an extension for a further three years.

The National Executive Power issued Decree No. 264/98, which extended the exclusivity period with respect to the supply of basic telephone services until late 1999 and provided for the gradual opening up to competition of the telecommunication business in Argentina, to conclude with the liberalization of the local and domestic and international long distance services on November 8, 2000. Decree No. 264/98 established a period of transition to competition in the telecommunications industry, during which all of Telefónica's rights and obligations related to the exclusivity of the license not otherwise modified, were to remain in effect. Additionally, Decree No. 264/98 provided a 4% reduction (in constant dollar terms) in rates to be applied to basic telephone service rates during each year of the transition period. Although the effectiveness of Decree No. 264/98 was subject to the conclusion of certain legal proceedings, Telefónica believes that it is unlikely that the outcome of those proceedings would slow the trend toward increasing competition. In addition, the Secretary of

Communications ("SC") issued Resolution No. 1686/99, which provided that the transition period to competition in telecommunications ended October 10, 1999.

As a consequence of the implementation provided in Decree No. 264/98, in March 1999, Telefónica signed a license agreement for an unlimited period of time, to provide local and domestic and international long distance telephone and international telex services in the northern region of Argentina. Telefónica's obligations under the license mainly relates to service quality and coverage in the areas where the service will be rendered.

Additionally, on November 3, 1999, based on the assumption of the nonexistence of effective competition the SC, provided a 5.5% annual rate reduction for basic telephone services for the period beginning November, 1999 and ending November, 2000.

On June 9, 2000, the National Executive Power issued Decree No. 465/00, which provides for the total deregulation of the telecommunications market beginning November 9, 2000. Additionally, on September 3, 2000, the National Executive Power issued Decree No. 764/00 which, in the context of such deregulation, approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of the Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to Telefónica. The above-mentioned rules provide, among other issues, the requirements to obtain the licenses to render telecommunications services, the conditions to establish rates and the providers' obligations, the technical and economic aspects for interconnection to the networks of different providers, the programs, administration and economic issues of Universal Service, as well as the principles that will govern the management and control of the radioelectric spectrum. On September 19, 2000, Telefónica filed a reconsideration petition against certain issues of Decree No. 764/00. The Court has not as yet ruled on these issues.

Decree N° 764/00 on telecommunications deregulation establishes that providers may freely set rates and/or prices for the services rendered and for customer categories, which shall be applied on a nondiscriminatory basis. However, if there were no "effective competition", the historical providers of such areas shall respect the maximum rates established in the General Rate Structure. Below the values established in such rate structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups. Except for areas and services where effective competition is demonstrated to exist, the rate agreements established a maximum rate per pulse denominated in U.S. dollars. These agreements also provided for the right of Telefónica to adjust this rate for changes in the Consumer Price Index of the United States of America on April 1 and October 1 of each year. However, Public Emergency and Currency Exchange System Reform Law, dated on January 6, 2002, provides that, in the agreements executed by the Federal Administration under public law regulations, including public works and services, indexation clauses based on foreign countries price indexes or any other indexation mechanism are annulled. In this regard, it sets forth that the prices and rates resulting from such provisions shall be established in pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate. Furthermore, Section No. 9 of the above-mentioned law authorizes the National Executive Power to renegotiate the above-mentioned contracts taking into account the following criteria in relation to public utility services: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

In addition, Decree No. 764/00 has reduced the interconnection price for the origin and destination of the calls in the local area to 1.1 cents/minute for districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones every 100 inhabitants and to 1.3 cents/minutes for the rest of the districts and in the areas included in the original license of independent operators and to 0.30 cents/minutes for the traffic within the local area. A six-monthly 3% price cap will be applied to the values indicated above during the first two years after these rules and regulations become effective.

In April 2000 and March 2001, Telefónica, Telecom Argentina Stet-France Telecom S.A. ("Telecom"), and the SC executed rate agreements which, subject to the approval by the Ministry of Economy and of Infrastructure and Housing, provided the terms under which the price caps would be applied:

i) price cap for the period beginning November 8, 2000 and ending November 7, 2001: the SC established that the rate reduction for the period beginning November 8, 2000 and ending November 7, 2001 would amount to 6.75%. The reduction would be applied through: a) discount plans that were effective as from March 2000 (commercial and government basic rates, local measured service, and the application of certain preferential rates of internet access), the non-application of charges set forth in Resolution N° 2,926/99 until November 8, 2001 and the non-application over the year of the two semiannual adjustments to the pulse value for the US Consumer Price Index; b) given that such plans were brought into effect before schedule, the accumulated effects of the above-mentioned rate reductions would be applied to the computation of price caps for the periods beginning November 8, 2000 and ending November 7, 2002 adjusted at an interest rate of 12% per year; and c) furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the tariff structure, and the additional 0.75% reduction would be applied as defined by the Licensees.

ii) price cap for the period beginning November 8, 2001 and ending November 7, 2002: the SC established that the efficiency factor for the price cap applicable for the period beginning November 8, 2001 and ending November 7, 2002 would amount to 5.6%. This rate reduction is to be implemented through to: a) the non-application of the two adjustments to the pulse value for the US Consumer Price Index for the year, adjusting the effect at the 12% annual rate in order to measure it against the total expected 5.6% reduction, b) any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period beginning November 8, 2000 and ending November 7, 2001, as well as any balance remaining in respect of a variety of items included in the 2000 price cap; c) any unapplied price cap portion remaining after the rate reductions mentioned in a) and b) above; with respect to the 5.6% rate reduction, it should be applied in the following manner: 70% as provided by Telefónica, 15% to the local service, and 15% to other services as required by the SC, other than monthly basic charges and the local measured service.

iii) price cap for the period beginning November 8, 2002 and ending November 7, 2003: the SC established that the efficiency factor could not exceed 5%, but it did not set its value.

Although the reductions mentioned in point i), and the early reductions referred to in point ii), are being applied by Telefónica, the related agreements have not been yet approved by the Ministry of Economy and of Infrastructure and Housing. As of the issuance date of these financial statements, the effect of the discount plans implemented has not been established as compared to rate reduction percentages provided by such agreements, and the regulatory agency has not approved how to apply the rate reduction mentioned in point i).

On the other hand, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios ("Consumidores Libres") on October 4, 2001, a precautionary measure requested by the plaintiff was awarded ordering the Federal Government, Telefónica and Telecom that they do not apply the adjustment to the pulse for the US Consumer Price Index until final judgment is rendered in the case. Against the above-mentioned legal proceedings, Telefónica filed an appeal to the Supreme Court of Justice rejecting the arguments contained in such judgment and a decision regarding such matter is pending.

In the opinion of Telefónica's Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. As of March 31, 2002, these maximum rates are determined by applying to rates effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000 and 2001, under the above-mentioned agreements.

The rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above-mentioned rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system described above. Based on current rate regulation mechanisms, and considering Telefónica's defense against the above legal proceedings, in the opinion of Telefónica's Management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefónica's financial position or a significant adverse effect on its results of operations.

In this context, in connection with the agreements executed by the Federal Administration under public law regulations, including public works and services, Law No. 25,561 provided for: i) the annulment of dollar or other foreign currency adjustments and indexing provisions based on foreign indexes; ii) the establishment of an exchange rate for dollar-denominated prices and rates ($1=

US$1) and iii) the authorization for the National Executive Power to renegotiate the conditions of the above-mentioned contracts taking into account the following criteria: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

Through Decree N° 293/02, dated February 12, 2002, the National Executive Power entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. In this context, the contractual renegotiation proposals must be submitted to the National Executive Power within 120 days after the effective date of this Decree. Telefónica has fulfilled its duty to submit the information required by the Government.

As of the date of issuance of these financial statements, Telefónica's Management is unable to foresee the final result of the negotiation under Law No. 25,561 or the rate scheme to be effective in the future; it is possible that such rate scheme will not maintain its value in U.S. dollars or constant pesos over time in accordance with any potential future increase in general price levels ("G.P.L."). Although, according to Telefónica's legal counsel opinion, under general administrative law principles applicable to the Transfer contract and List of conditions, future rates should be fixed at a level which is sufficiently fair to cover service costs, if future rates evolve at a pace well below G.P.L., it would have a material adverse effect on Telefónica's future financial position and results of operations.

As described above, Telefónica will have to renegotiate future rates with the Argentine Government, as a result of the passing of Law N° 25,561. In consequence, although Telefónica has maintained the booked value of certain noncurrent assets relating to the telecommunications business on the basis of estimates according to information currently available, the future telephone service rates and, as a result, the amount of future telecommunications service revenues and net cash flow can not be predicted. Consequently, the recoverability of such assets of Telefónica as of March 31, 2002 in the amount of 5,322 million depends on the final outcome of such renegotiation.

The principal strategic objective of Telefónica is to compete successfully and to maintain a leadership position in the Argentine telecommunications industry. Telefónica has been preparing to do so; however, there can be no assurance that the consequences of the introduction of competition, would not materially and adversely affect the business, the financial position or the results of operations of Telefónica. While there can be no such assurance, in the opinion of Telefónica's Management, the implementation of Telefónica's business strategies will continue having a beneficial effect on the future competitiveness of its telecommunications business, mitigating the negative effects of the increasing competition in the Argentine market.

As of March 31, 2002, Telefónica does not have other balances or operations that represents significant concentration of credit and operations, except for the balances and operations with the Argentine Government (Federal, Provincial and Municipal Government and Governmental agencies) Trade receivables from the Argentine Government as of March 31, 2002 and 2001 amounted to 98 million and 77 million, respectively. The percentage of net revenues derived from services rendered to the Argentine Government for the three-month periods ended March 31, 2002 and 2001, were approximately 3.2% in both periods. Out of the above-mentioned balances as of March 31, 2002 not yet collected as of the issuance date of these financial statements, 92 million were past due as of March 31, 2002. On the basis of Telefónica's current collection efforts and the information available as of the date of issuance of these financial statements about Argentina's future economic perspectives, Telefónica's Management has estimated the possible collection terms and conditions of the receivables from government entities mentioned above. The estimated financial effects of the possible deferral of collections from such government agencies has been considered to determine Telefónica's allowance for doubtful accounts as of March 31, 2002. The portion of net value booked related to these receivables that Telefónica estimates will be collected over 12 months, which amounts to 52 million, has been classified as noncurrent as of March 31, 2002.

Cointel and Telefónica have followed a financing policy that has combined the use of internally generated funds with the use of third-parties and majority shareholder financing. As of March 31, 2002, Cointel's consolidated current assets in foreign currency are lower than current liabilities in foreign currency in the amount of 3,350 million (equivalent to US$1,172 million).

Cointel and Telefónica have prepared their financing projections and plans expecting to cover future fund needs to continue their investment plan and face short and long-term debt mainly with funds generated by Telefónica´s operations plus, as it is possible, by the evolution of current economic measures, bank loans and access to capital markets; or otherwise, requesting for long-term refinancing of their payables.

However, owing to the macroeconomic situation described in Note 10., as of the date of issuance of these financial statements, third parties' credit lines are not available in amounts sufficient to enable Cointel and Telefónica to, together with internally generated funds, meet Cointel and Telefónica´s current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions.

While the restriction to transfer funds abroad (described in detail in Note 10.) provided by the Central Bank of Argentina ("BCRA") is in force, or should it be extended beyond August 12, 2002, Cointel and Telefónica are unable to ensure that the BCRA will authorize principal payments to foreign creditors over the repayment term and under conditions established originally. Current debt maturities affected by this situation amount to 3,330 million. In addition, 3,155 million classified as noncurrent in the balance sheet of such companies, result from agreements providing that the amounts owed would become immediately due and payable (after certain steps have been followed) if other obligations are not met, as could be the case of the current payables above.

On the other hand, TESA has advised Cointel and Telefónica that, as of the date of issuance of these financial statements, it was still evaluating the Argentine macroeconomic context and analyzing financing alternatives for these companies, including the possibility of refinancing or not over long-term its current loans to Cointel and Telefónica and, if necessary, providing additional financing.

Consequently, Cointel and Telefónica's ability to settle their payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by their direct or indirect controlling companies.

Should no financing alternatives be available for Cointel and Telefónica or should Cointel and Telefónica not succeed in obtaining refinancing, such companies would not have sufficient funds available to meet their current liabilities (including those disclosed as current on the balance sheets as of March 31, 2002 of such companies and such liabilities that would turn into current payables if creditors claimed a default) payable to local and foreign creditors.

Although Cointel and Telefónica will make their best effort to obtain such financing, as of the date of issuance of these financial statements, it is not possible to ensure what the result of such negotiations will be or if the restrictions for making transfers abroad will enable Cointel and Telefónica to settle their current liabilities in the normal course of business and maintain their normal operations.

As of March 31, 2002, Cointel and Telefónica owed a total amount of 2,621 million (approximately US$920 million) to related parties, which matures until October 2002. These agreements establish the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of payables ("events of anticipated maturity") if there are changes in the companies´ equity, economic and financial situation that due to their adverse nature may affect the ability to comply with the obligations assumed in such agreements or if there are restrictions that may limit the ability of such companies to repay their debts.

The creditor has advised Cointel and Telefónica that for the twelve-month period as from February 25, 2002, (beyond the due date of such debts): (i) the effects of the Public Emergency and Currency Exchange System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, effective in Argentina shall not be considered by the creditor as an event of default; (ii) the creditor shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements and (iii) the creditor shall not declare that debts have become due and payable for Cointel's failure to meet certain financial ratios.

In addition, during 2001, TESA carried out a global reorganization of its group operations by line of business. As a consequence of such reorganizations, Telefónica, and consequently Cointel, no longer holds any interest in the previously controlled companies Telefónica Comunicaciones Personales S.A. ("TCP"), Advance Telecomunicaciones S.A. ("Advance") and TYSSA Telecomunicaciones y Sistemas S.A. ("TYSSA"), whose businesses were previously reorganized.

As from February 1, 2001 (effective date of the reorganization), Cointel's equity interest for the Class A and B shares in Telefónica increased from 51.0% to 62.5% and from 1.9% to 2.3%, respectively.

b) Atco

In March 1998, the Company acquired (through Southtel Equity Corporation ("Southtel")) 30.0% of Atco's capital stock. This company's corporate objective is to invest in the media business. The total price of the acquisition amounted to 97.5 million. As a consequence of certain transactions, such ownership interest decreased from 30% to 26.8%. On December 15, 2000, Shosa (Southtel's successor company) reimbursed irrevocable capital contributions to the Company, through the delivery of its ownership interest in Atco, which was valued at 116 million, related to the book value of such ownership interest as of September 30, 2000. As of March 31, 2002, the Company's ownership interest in Atco amounted to 26.8% and other TESA's subsidiaries control the remaining 73.2%.

As of the issuance date of these financial statements, Atco owns, directly and indirectly, approximately 100% of the capital stock of: a) Televisión Federal S.A. – TELEFE ("Telefé"), owner and operator of Channel 11 of Buenos Aires, a broadcast television station, b) Compañía de Televisión del Noroeste S.A., a licensed broadcast television company of the city of Salta, c) Compañía Surera de Inversiones S.A., a licensed broadcast television company of the city of Córdoba and Neuquén, d) Televisora Tucumana Color S.A., a licensed broadcast television company in the city of Tucumán and e) Compañía de Televisión del Atlántico S.A., a licensed broadcast television company of the cities of Rosario, Santa Fe, Bahía Blanca and Mar del Plata.

The installation and operation of broadcast TV stations in Argentina is governed by the Broadcasting Law No. 22,285 and other regulations. Broadcast TV companies in Argentina have to obtain a license from the Comfer to be able to broadcast the programming signal. Telefé holds a license to operate Channel 11 of Buenos Aires which will expire in January 2005. In addition, the broadcast television companies in the interior of Argentina hold licenses, most of which were renewed in 1998 or formalities to extend such 10-year term are underway.

c) AC

In December 1998, Shosa acquired its ownership interest in AC. On December 15, 2000, Shosa reimbursed irrevocable capital contributions to the Company, through the delivery of its ownership interest in AC, which was valued at 3,600 related to the book value of such ownership interest as of September 30, 2000. As of March 31, 2002, the Company's ownership interest in AC amounted to 26.8% and other TESA's subsidiaries control the remaining 73.2%. AC holds indirect equity interest in licensed broadcast television companies in Buenos Aires and other cities of the interior of Argentina.

5.2. Long-term ownership interest in related company sold during 2001 - TyC

In October and December 1997, the Company acquired (through Southtel) 20.0% of TyC's capital stock and votes. The total acquisition price was US$71.5 million. Additionally, in December 1997, TyC's shareholders made a capital contribution of 49.0 million, proportionally to their ownership interests, to which Southtel contributed 8.2 million, which was capitalized in September 1999. On December 15, 2000, Shosa (successor company of Southtel) reimbursed irrevocable capital contributions to the Company, through the delivery of its ownership interest in TyC, which consist of 10,032,000 ordinary shares of $1 of nominal value and one vote per share and represent 20% of the capital stock and votes of TyC, valued at 68.4 million related to the book value of such ownership interest as of September 30, 2000, including the net book value of the related goodwill as of September 30, 2000.

In December 2000, the Company entered into a purchase option agreement with ACH related to the Company's ownership interest in TyC (the "TyC Option"). The selling price of the Company's ownership interest in TyC amounted to US$80.0 million that the Company had collected as of December 31, 2001. Consequently, in May 2001, the Company transferred to ACH its ownership interest in TyC and the rights and obligations under the TyC shareholders' agreement. The difference between the selling price of the Company's ownership interest in TyC and its book value as of the disposition date, according to the financial statements of such company as of March 31, 2001, amounted to 7.7. million and was accounted as a capital transaction. See Note 6.2.

TyC's shareholders agreement provided certain restrictions on the transfer of TyC shares by its shareholders. For this reason, the Company served notice to the other parties of the above-mentioned agreement to communicate the tender offer it had received from ACH, so that the other parties were able to exercise, at their discretion, the right of first refusal established in TyC shareholders' agreement. In addition, in May 2001, the Company executed a release agreement with the rest of the shareholders of TyC, ACH and other related entities in order to enable and facilitate the transfer to ACH of the Company's ownership interest in TyC, as well as other stock transfers and the assignment of rights and obligations under the TyC shareholders' agreement.

6. CAPITAL STOCK

6.1. As of March 31, 2002 the Company's capital stock, after the voluntary capital stock reduction mentioned in Note 6.3., which has been approved by the CNV's Resolution No. 14,060 and registration in the Public Registry of Commerce is pending, was comprised of:

	Subscribed and paid in
Common shares, face value 1:	
Class "A" shares (five votes per share)	30,427,328
Class "B" shares (one vote per share)	374,302,032
Total	404,729,360

As a consequence of the transactions described in Notes 4. and 6.3., as of March 31, 2002, the principal shareholder of the Company is TISA, which owns 99.96% of the Company's capital stock.

6.2. Within the framework of the Contract mentioned in Note 4., and according to the transactions provided therein and in certain related agreements, in December 2000, the Company entered into an option contract to sell to ACH, one of the Company's shareholders as of such date, acting in such capacity in this transaction, the Company's ownership interest in TyC. In May 2001, the Company transferred to ACH its ownership interest in TyC. See Note 5.2. In view that: a) the disposition of the Company's ownership interest in TyC was part of the Contract, b) the disposition of the Company's ownership interest in TyC was made to one of the Company's shareholders, as of such date, acting in such capacity, and c) the Company's shareholders as of that date agreed to transfer their equity interest in TyC between two companies of the same group, the Company did not book any gain for the difference of 7.7 million between the selling price and the book value of TyC according to the financial statement of such company as of March 31, 2001; this transaction was booked as a capital transaction and included in "Shareholders' equity – Non-capitalized contributions – Other contributions" as of June 30, 2001.

6.3. On January 18, 2001, the Company's General and Special Shareholders' Meeting approved (subject to the authorization of the Buenos Aires Stock Exchange) a voluntary capital stock reduction proposed by the Company's Board of Directors at their meetings held on December 15, 2000, and January 10, 2001, through the redemption of 95,270,640 Class "B" shares of the Company of 1 nominal value each. In consideration for the number of shares delivered, the shareholders, present in the redemption, would receive a proportional interest in the Promissory Note mentioned in Note 4. The redemption technical accounting value would amount to about US$4.15 per share plus interest accrued on the face value of the Promissory Note calculated from December 15, 2000, through the day immediately preceding the beginning date of the exercise share redemption period, December 11, 2001 (the "Cutoff Date") divided by the maximum number of shares to be repurchased, in this case, 95,270,640 shares. Additionally, the General and Special Shareholders' Meeting of the Company delegated in the Company's Board of Directors the calculation of the final technical accounting value per share as of the Cutoff Date under a formula approved by such Shareholders' Meeting. The Company's voluntary capital stock reduction was subject to the approval by the Buenos Aires Stock Exchange, as a precedent condition, and therefore, would not be effective until such approval was obtained. On July 20, 2001, the CNV advised to the Company that, in order to continue the process of the voluntary capital stock reduction, the Company would have to obtain a new consent from the noteholders, which was obtained on November 12, 2001, as described in Note 7.

On the other hand, the Regular and Special Shareholders' Meeting of November 2, 2001, at the adjournment of November 15, 2001, ratified the terms of the capital stock reduction approved on January 18, 2001, with certain amendments.

On December 6, 2001, the Company's Board of Directors decided that the date for establishing the redemption technical accounting value for the Company's shares would be December 11, 2001, and determined the redemption technical accounting value at US$4.486 per share. Furthermore, the Company's Board of Directors determined that on December 21, 2001, the period for participating in the Company's voluntary capital reduction would end. The only shareholder taking part in such reduction was ACH, who participated with all its shares, 95,270,640 Class B common shares ("the Shares").

The final amount of the reduction was allocated to proportionately reduce the capital stock and each shareholders' equity account by 19.05% and the difference between the book value of 19.05% of the Company's capital stock (calculated on the basis of the Company's shareholders' equity as of September 30, 2001, after deducting irrevocable capital contributions of 2,000,000) and the redemption value of such shares (calculated on the basis of a value of approximately US$4.486 per share) was allocated to reduce the balance of the reserve for future dividends account until the balance was exhausted and the remaining amount to unappropriated earnings.

On December 7, 2001, the CNV informed the Company its decision to cancel partially the public bidding authorization granted to the Company for an amount of 95,270,640, being 404,729,360 the outstanding capital stock authorized for such bidding. Furthermore, as of such date, the Buenos Aires Stock Exchange granted its final approval to the voluntary capital stock reduction. To facilitate the transfer of the Shares to the Company and the Promissory Note to ACH; the Company, BBVA Banco Francés S.A. (acting as withholding and reporting agent) and ACH entered into an agreement on December 27, 2001 whereby (i) the Company delivered the Promissory Note and amendments to BBVA Banco Francés S.A., (ii) BBVA Banco Francés S.A. had to deliver the Shares to the Company in the following business exchange day; and (iii) BBVA Banco Francés S.A. had to transfer to ACH the Promissory Note once the transfer of the Shares to the Company has been recorded on the book entry system of Caja de Valores S.A. On December 31, 2001, the Shares were effectively registered under the Company's name and, consequently, BBVA Banco Francés S.A. delivered the Promissory Note and amendments to ACH.

On January 11, 2002, the Company's Board of Directors decided to make available all necessary mechanisms for the effective cancellation of the shares received from ACH. As of the date of issuance of these financial statements the registration of the voluntary capital stock reduction with the Public Registry of Commerce is pending.

On the other hand, the Participating Shareholders had requested the Company's Board of Directors to call a special shareholders' meeting to resolve the withdrawal of the Company shares from the public offering regime and the delisting thereof from the Buenos Aires Stock Exchange. Consequently, after several analysis, on April 5, 2001, the Company filed an application with the Buenos Aires Stock Exchange for preliminary authorization of the delisting of its shares. As of the date of issuance of these financial statements, such pronouncement remains pending.

As of the date of issuance of these financial statements, and according to the provisions of Decree No. 677/01 and general resolutions issued by the CNV in connection with such decree, the Company is evaluating the alternatives to carry out the withdrawal of the Company shares from the public offering regime and the delisting thereof from the Buenos Aires Stock Exchange. See Note 11.3.e.

7. ISSUANCE OF NEGOTIABLE OBLIGATIONS NOT CONVERTIBLE INTO SHARES

The General and Special Shareholders' Meetings held on April 28, 1995 and December 27, 1996, respectively, and the General and Special Shareholders' Meetings held on June 30, 1998, December 4, 1998, and April 29, 1999 approved the issuance of Negotiable obligations not convertible into shares, for a total amount of up to US$500 million and US$400 million, respectively, and empowered the Board of

Directors to determine the terms and conditions, including the issuance date, price, interest rate and place and terms of payment. On November 2, 2001, the General and Special Shareholders' Meeting approved the cancellation of up to US$400 million program of Negotiable obligations. Additionally, such meeting, during its adjournment of November 15, 2001, approved the partial cancellation in the amount of US$482.9 million of the US$500 million Negotiable obligations program.

On February 24, 1997, the Company issued three series of Negotiable obligations for a total of US$325 million and 175 million, which have been partially and totally repurchased and/or repaid during the years 2001 and 2002 as described in this note, under the US$500 million program, on the following terms:

US$500 million program (1)

Principal amount (In millions)	Principal amount repayment	Interest rate %	Payment of interest	Situation as of March 31, 2002
Series A US$100	February 2002	8.50	February and August of each year	Totally repaid (2)
Series B US$225	February 2007	9.75	February and August of each year	Partially repaid (2)
Series C $175	February 2007	11.25	February and August of each year	Totally repaid (2)

(1) It was partially cancelled up to the amount of US$17.1 million as approved by the General and Special Shareholders' Meeting held on November 2, 2001, at its adjournment of November 15, 2001.
(2) As a consequence of the repurchases and repayments of Negotiable obligations made during the years 2001 and 2002 described in this note, the balance of the Negotiable Obligations for US$500 million as of March 31, 2002, amounts to US$7.6 million, which corresponds to Series B.

The creation of these Programs and the Public Offerings of Negotiable obligations were authorized by the CNV. The net proceeds from the issuance of the Negotiable obligations were used to refinance bank borrowings.

As a consequence of the transfer of the Company's shares to TESA, as explained in Note 4., that materialized a "Change of Control" as defined in the Negotiable obligations issuance terms and conditions; and as provided in such terms and conditions, the Company has granted to the noteholders the right to request the Company to repurchase their Negotiable obligations at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest through February 14, 2001 ("the Repurchase Date"). Therefore, on the Repurchase Date and in March 2001, the Company repurchased part of such Negotiable obligations for a face value of 464.9 million, and had to pay 469.5 million plus interest and applicable taxes. The funds required to repurchase the bonds were obtained through a loan from TISA in the amount of US$530.1 million. See Note 11.3.d. Additionally, in August 2001, the Company decided to accept an offer to repurchase the balance of Series C, whose face value amounted to 0.3 million.

On July 20, 2001, the CNV advised to the Company that, in order to continue the process of the voluntary capital stock reduction described in Note 6.3., the Company would have to obtain a new consent from the noteholders in view that the structure approved by the Regular and Special Shareholders' Meeting held on January 18, 2001 differs from the one approved by the noteholders in their respective meetings of noteholders. Consequently, on October 9, 2001, the Company's Board of Directors resolved to call a Special Series A and B Noteholders' Meeting to be held on October 30, 2001, which was celebrated in second call on November 12, 2001, to request an authorization to eliminate and/or modify certain commitments assumed in connection with the issuance terms and conditions of such negotiable obligations ("the Authorization"). Additionally, on October 12, 2001, the Company's Board of Directors resolved to repurchase Series A and B negotiable obligations from its noteholders ("the Purchase Offer"), at a purchase price, in cash, equivalent to 100% of the principal amount ("the Repurchase Price") plus interest accrued and unpaid through the day immediately preceding to the repurchase date ("the Second Repurchase Date"). As a result of the Purchase Offer on November 13 and December 5, 2001, the Company repurchased Negotiable Obligations for a face value of US$20.3 million plus interest accrued and related taxes. The funds required to repurchase negotiable obligations were partially obtained through a loan from TESA in the amount of US$11 million. The cost derived from the above-mentioned repurchase, including legal and technical advisory fees and authorization fees, amounted approximately to 1 million, which had been accrued as of December 31, 2001.

On February 12, 2002, the Company cancelled the balance of the principal of Negotiable Obligations Series A, which amounted to US$7.0 million and interest accrued as of such date.

After the repurchases and repayments mentioned above, the Company has cancelled and repurchased approximately 98.5% of the Negotiable Obligations for a face value of 492.4 million. In connection with the above described issuance, the Company has assumed certain commitments usually undertaken in transactions of this kind. The Prospectus related to the issuance of Negotiable obligations gives detailed information of the condition of issuance, which have been modified and/or eliminated according to the authorizations obtained from the Special Noteholders' Meeting held on November 12, 2001. The main effective commitments as of the issuance date of these financial statements, are among others: limitation on liens with certain exceptions, filings of financial statements and other communications and reports and maintenance of all government authorizations and approvals. As the Company intends to repay the Negotiable obligations during the next twelve months, it has classified the principal amount of US$7.6 million as Current bank and other financial payables as of March 31, 2002.

On April 8, 2002, the Buenos Aires Stock Exchange notified the Company about cancellation of the authorization to list Series C and partial cancellation of Series B, as requested by the Company, restricting the listing authorization to the amount of US$7.6 million.

As of the issuance date of these financial statements, the Company has complied with all the commitments derived from the issuance of Negotiable Obligations and its amendments.

8. COMMITMENTS AND CONTINGENCIES

8.1. Regulatory matters

a) Through Cointel, the Company is a member of the Main Core of the Telefónica awardee Consortium. As of March 31, 2002, the Company holds a direct 50.0% interest in Cointel's common stock. Decree No. 62/90 of the National Executive Power, as amended, provides that Regulatory Authorities must approve in advance any transfer of the Company's 20% interest in the Main Core of Cointel (the same requirement applies to the 10% interest of TISA in Cointel). Cointel's common shareholders existing as of the takeover of Entel, as a group, may not reduce their total holding to less than 51.0% of the total capital with voting rights of Telefónica without first obtaining approval from the regulatory authority.

b) Legal reserve: In accordance with the Business Associations Law, the Company's bylaws and General Resolution No. 368 of the CNV, 5% of the year's income must be appropriated to a legal reserve until such reserve equals 20% of adjusted capital stock.

c) The Company has requested approval of certain transactions from the Comfer, including the acquisition of an interest in Cablevisión, among others. The Company expects that such approval will be obtained in due course.

d) With respect to the commitments and guarantees related to the issuance of negotiable obligations and other payables, see Notes 7. and 11.3 d.

8.2. Guarantees granted

In connection with the disposition of companies in which the Company maintained ownership interests during the years ended December 31, 1996 to 2001, the Company has agreed to indemnify the purchasers for any omitted liability at time of sale subject to the amounts and terms specified in each contract. As of March 31, 2002, the Company does not know of any circumstance that could generate future losses and consequently, that should be booked as of such date.

8.3. Litigation

As of March 31, 2002, the Company is not party to any legal proceedings initiated against it whose results might materially affect the Company's financial condition or the results of its operations and, consequently, should be booked as of March 31, 2002. The Company's related companies are party to various lawsuits in the ordinary course of their business. In the Company's opinion, the litigation in which the Company's related parties are currently involved, individually and in the aggregate, would not have any material effect on the Company's financial position or results of operations.

9. SHAREHOLDERS' EQUITY

As of March 31, 2002, due to the situation described in Note 10., the Company carries accumulated losses amounting to 2,007 million and negative shareholders' equity amounting to 1,481 million. Should the situation remain unchanged in the annual financial statements as of December 31, 2002, the Company would fall under the conditions for dissolution due to the loss of its capital stock set forth in Section 94 of the Business Associations Law ("LSC"). As of such date the Company's shareholders will have to assess the measures to be taken to revert the situation explained above. The Company's Management is continually assessing the development of the above-mentioned situation and its impact on the Company's financial position and results of operations.

As of the date of issuance of these financial statements, the Company cannot provide any assurance that, should the situation described above occur, its shareholders would decide to recapitalize it nor that the Company, consequently, would be able to maintain the ordinary development of its operations.

10. EFFECTS OF THE DEVALUATION OF THE ARGENTINE PESO AND OTHER CHANGES IN ECONOMIC CONTEXT

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the tight restriction of transferring funds abroad, with the exception of transfers related to foreign trade and other authorized transactions. Later, the Government declared the official default on foreign debt payments. On January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Currency Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) approved in March 1991. The new law empowers the Federal Executive Power to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

Decree No. 71/2002 of the National Executive Power established an "official" exchange system, mainly for exports, certain imports, and bank debts, and the "freely floating" exchange market for the rest of the transactions, which was regulated by the BCRA. Official exchange rate was established at $1.4 to US$1 and the exchange rate of the "free" market, as of the close of business of the first day after the exchange market (which had been suspended from December 23, 2001) reopened (January 11, 2002), was about $1.60/$1.70 to US$1 (bid price).

Other regulations were issued subsequently, amending some of the above-mentioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

(a) as from February 8, 2002, pursuant to Decree No. 260/02, the officially exchange rate system was replaced by a single and free foreign exchange market system, through which all foreign exchange transactions are to be channeled. As of May 13, 2002, the exchange rate on such market was 3.25 Argentine pesos to each US dollar, selling price.

(b) the conversion into pesos of all obligations, whatever their cause or origin, to provide sums of money stated in US dollars or other foreign currency outstanding at the time of enactment of Law No. 25,561, as well as bank deposits in foreign currencies; deposits were switched at the exchange rate of US$1 = $1.4, while obligations stated in foreign currency undertaken in Argentina until January 6, 2002, were switched at the exchange rate US$1 = $1; the deposits and debts thus converted into pesos are to be adjusted by the benchmark stabilization coefficient that will be published by the BCRA; such coefficient is to be applied as from February 3, 2002 (publication date of Decree No. 214/02) or the wage adjustment index, depending on the nature of the obligation, plus a minimum set interest rate for obligations towards the financial system.

(c) issuance of a bond by the Argentine Government to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;

(d) de-dollarization of most obligations originally denominated in foreign currency and governed by Argentine law, as of January 6, 2002 at a $ 1 = US$ 1 rate and subsequent adjustment through the benchmark stabilization coefficient in the terms described in (b), or the wage adjustment index, depending on the nature of the obligation plus a minimum set interest rate for obligations towards the financial system;

(e) de-dollarization of public service rates which were originally agreed upon in US dollars at a $1=US$1 rate and subsequent renegotiation on a case-by-case basis;

(f) prior authorization by the BCRA will be required until August 12, 2002, for the transfer of funds abroad by companies of the private sector, among others, to satisfy financial loan interest and principal payments and, subject to certain exceptions, the distribution of dividends or profits. Such exceptions refer to (i) payment of the principal of debts contracted with multilateral entities and official and officially recognized credit agencies or banks participating in investment financing projects co-financed by such international entities; (ii) payment on due date of the principal on debt bonds refinanced for a minimum of 180 days and whenever such refinancing covers at least 80% of the unpaid principal; (iii) payment on due date of the principal on financial loans granted by foreign banks, parent companies or subsidiaries which have been refinanced for at least 180 days; and (iv) payment on due date of the principal on financial loans granted by foreign banks, parent companies and subsidiaries which have been refinanced for at least 180 days covering at least 80% of the unpaid principal amount. Alternatively, in the cases of (ii) and (iv) above, the requirements will be deemed met if a new foreign financing is obtained for a term no shorter than 180 days and for an amount no lower than 80% of the unpaid principal within the related three-month period. The exceptions mentioned in (ii) to (iv) above have been temporarily suspended;

(g) suspension of dismissals without a just cause for a 180-day period, as of January 6, 2002, and penalization whereby the amount of the termination pay provided for in labor regulations would be double, should employees be dismissed during such term;

(h) suspension for two years of the law on deposits intangibility or until the time the Executive Power considers the financial emergency to be concluded;

(i) declaration of a state of emergency to last until December 10, 2003, covering production and credit aspects, which implies among other issues:

1) the suspension, from February 14, 2002, and until December 10, 2003 or before, depending on Executive Power decision, of foreclosure on collateral for financial debt that in any way may result in the transfer of control of companies in insolvency proceedings or their subsidiaries;

2) the suspension, during 180 days as from February 14, 2002, of (i) all court-mandated and out-of-court foreclosures, including of mortgages and security agreements of any origin, whether for debtors in insolvency proceedings or any other private-sector debtors (ii) the process of bankruptcy petitions, without precluding the precautionary measures to protect the integrity of the debtor's assets, and (iii) precautionary measures, whether priorly standing or newly provided, involving those assets indispensable to the debtor's normal course of business;

3) the extension of the exclusivity period in all insolvency proceedings governed by Law No. 24,522 and initiated before February 14, 2002, for at least 180 days beyond the such period's original expiration date or from the end of the last extension granted. For new insolvency proceedings, the exclusivity period is extended to 180 days that may be extended a further 180 days (in both cases, this refers to courts working days).

4) suspension for a 180-day term as of February 14, 2002 of all suits, precautionary measures, and foreclosure proceedings on loans, debts, deposits, and financial reprogramming affected by the new economic regulations with certain exceptions.

As of the date of issuance of these financial statements, the National Executive Power is still analyzing supplementary policies that will define, among other things, the way in which secured loans in US dollars related to the local public debt swap will be switched into pesos and the way in which external private debt payments will be made.

On the other hand, and as a consequence of the changes implemented from January to April 30, 2002, there was an increase in the Argentine consumer price index of 21.1% and an increase in the Argentine wholesale price index of 60.7% according to the information provided by the INDEC (Argentine Institute of Statistics and Census).

As provided in the Public Emergency and Currency Exchange System Reform Law, the loss resulting from applying the new exchange rate to the net position of assets and liabilities in foreign currency as of January 6, 2002, which amounted to 356 million, will be deductible from income tax at the rate of 20% per annum over the five fiscal years ending after the Law's effective date.

Under US GAAP, the exchange rate effective as of the date of reopening of the exchange market (January 11, 2002), which amounted to 919.4 million, including 570.1 million corresponding to the estimated effect of the devaluation on Cointel's and Telefónica's shareholders' equity, calculated based on the Company's ownership interest in such companies, should be used for the valuation in Argentine pesos of foreign currency assets and liabilities as of December 31, 2001.

The net consolidated position of assets and liabilities in foreign currency that generates effects as a consequence of the devaluation is disclosed in Note 15.4. The estimated effect of the above-mentioned devaluation on the Company's net payables in foreign currency maintained during the three-month period ended March 31, 2002 and on Cointel and Telefónica's net consolidated payables in foreign currency maintained during the three-month period ended March 31, 2002, calculated in proportion to the Company's ownership interest in such companies, and on the basis of exchange rates effective as of March 31, 2002, gives rise to a negative exchange difference of about $1,944 million, net of the capitalized exchange differences mentioned in Note 2.6.c)1.

The effects of the recent governmental announcements, over the Company's shareholders' equity, the Company's investment in Cointel and the related goodwill and the Company's financing plan, are disclosed in Notes 9., 2.6.c)1. and 11.3.d., respectively. Additionally, the respective effects over Telefónica's certain noncurrent assets and Cointel and Telefónica's financing plan are disclosed in Note 5.1.a).

These financial statements include the effects derived from the new economic and exchange policies known as of the date of issuance of these financial statements. All the estimates made by the Company's Management have been made considering such policies. The effects of the additionally measures that could be implemented by the Government or the instrumentation of the measures previously adopted, will be reported in the financial statements when they become known.

11. ACCOUNTS AND TRANSACTIONS WITH RELATED COMPANIES

11.1. Outstanding balances with related companies

As required by the Argentine Business Associations Law (Article 33 of Law No. 19,550), the outstanding balances with related companies as of March 31, 2002 and 2001 are listed below:

	2002	2001
Current receivables		
Telefónica S.A. Sucursal Argentina ("TESA Arg.")	24,031,055 (1)	12,746,137
Cointel	-	14,520
ACH (2)	-	405,660,537
Citibank N.A. (2)	-	50,780
	24,031,055	418,471,974

(1) Includes 11.6 million matured as of March 31, 2002 (see Note 16.) and 12.4 million maturing until June 2002. Accruing no interest. See Note 11.3.a.

(2) As of March 31, 2002 ACH and Citibank N.A. are no longer related companies of the Company. See Note 8.3

	2002	2001
Current payables		
TISA	1,431,475,510 (1)	494,090,576
Telefónica	21,144,780 (2)	-
AMICH (3)	-	827,450
	1,452,620,290	494,918,026

(1) With a one-month term maturity, accruing interest at a nominal rate of 8.94% per annum. See Note 11.3.d.
(2) Maturing in April 2002, accruing interest at a weighted average nominal rate of 20.6% per annum. See Notes 11.3.d. and 16.
(3) As of March 31, 2002, AMICH is no longer a related company of the Company. See Note 6.3.

11.2. The transactions made with related parties during the three-month periods ended March 31, 2002 and 2001, are as follows:

Company	Interest and commissions – Income (Expense)		Fees for services rendered (received)	
	2002	2001	2002	2001
TESA Arg. (1)	-	-	11,701,317	12,300,110
TISA (2)	(23,349,880)	(4,943,802)	-	-
Telefónica (2)	(384,941)	-	(20,228)	-
ACH (3)	-	8,814,716	-	-
	(23,734,821)	3,870,914	11,681,089	12,300,110

(1) Net of turnover tax.
(2) See Note 11.3.d.
(3) As of March 31, 2002, ACH is no longer a related company of the Company. See Note 6.3.

During the three-month periods ended March 31, 2002 and 2001, the Company did not collect any dividends from its affiliates.

11.3. Additionally to the transactions mentioned in Notes 4. and 6., the other related party transactions are the following:

a. On April 24, 1997, the Company signed an agreement with TESA Arg. pursuant to which the Company committed to provide TESA Arg. with financial advice, assistance in analyzing investment projects and other services related to TESA's duties as Operator under the Telefónica management contract. The amount of the fee payable by TESA Arg. to the Company for such services equals one half of the management fee received by TESA after deducting taxes and expenses. Pursuant to the Telefónica management contract, the annual management fee which is calculated at 9% of Telefónica's net income before deduction of, among other things, depreciation, financial expense, income tax and the management fee itself through April 30, 2003, is then to be reduced to between 1.5% and 5.0%, as agreed by TESA and Telefónica. In addition, at the expiration of the above term, the Operator is entitled at its sole discretion to an additional five-year extension to April 30, 2008, subject to the renegotiation of the management fee within the limits established in the Telefónica management contract and above-mentioned. Fees for services rendered under the financial advisory and services agreement with TESA Arg. (net of turnover tax) amounted to 11.7 million and 12.3 million for the three-month periods ended March 31, 2002 and 2001, respectively, and are included as "Fees for services rendered to related parties, net" in the statements of income. The related receivables, which amount to 24.0 million and 12.7 million are included in "Receivables from related parties" in the balance sheets as of March 31, 2002 and 2001, respectively. See Note 16.

b. As of March 31, 2001 the main bank balances, net, with related parties amounted to 1.2 million with Citibank N.A. – New York and 0.1 million with Citibank N.A. – Buenos Aires. As of March 31, 2002, Citibank N.A. is not longer a related company of the Company. See Note 6.3.

c. Effective July 1996, the Company entered into a lease agreement with an affiliate of República Holdings whereby the Company rents the office, comprising its registered office in Buenos Aires for a term of six years. Additionally, the Company signed an amendment to the above-mentioned agreement for which the Company has an option to extend the lease term until July 2005. As of March 31, 2002, República Holdings is not longer a related company of the Company. See Note 6.3.

d. On February 12, 2001, the Company received a loan from TISA in the amount of US$530.1 million, which accrued interest at LIBOR plus a 2.25% per annum ("the differential") for a term of one month, renewable automatically on a monthly basis unless the parties notify in writing, at least three days before due date, that they do not intend to renew the agreement. TISA is entitled to modify the differential provided it notifies the Company of this decision at least three business days before the end of each interest period. Subsequently, on February 14, 2001, the Company made early repayment to TISA of this loan for an amount of US$37.9 million. On January 11, 2002, the Company and TISA entered an amendment to the loan agreement whereby the differential was increased to 7% per annum and which provided for interest capitalization. During January, February and March 2002, TISA decided the capitalization of accrued interests as of each due date. The funds loaned by TISA and TESA were used to partially repurchase the Company Negotiable Obligations, as described in Note 7. and the interest accrued and outstanding as of such repurchase dates.

Through a letter dated November 5, 2001, TISA had informed to the Company that it was its firm intention not to require the repayment of the principal amount of the outstanding loan until December 31, 2003. Subsequently, through a letter dated February 25, 2002, TISA notified that the commitment assumed by such company, mentioned in the letter dated November 5, 2001 was no longer effective. Consequently, the Company has classified such loan as "Current liabilities – Accounts payable to related parties" as of March 31, 2002.

According to the above-mentioned, as of March 31, 2002, the balance of the principal related to TISA´s loan, after the interest capitalization mentioned above, amounted to US$499.9 million (equivalent to $1,425 million as of March 31, 2002). In obtaining the above-mentioned loan, the Company has assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on the Company or any of its affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: 1) upon the Company defaulting on any of the commitments assumed under the loan agreement, 2) in the event of any change in the Company's controlling shareholder, 3) if the Company or its affiliates are unable to comply with their obligations, 4) changes in the Company's main business activity, 5) if the Company or any of its affiliates lose the government licenses obtained and 6) if there are changes in the Company´s equity, economic and financial situation that due to their adverse nature may affect the Company´s ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit the ability of the Company to repay its debts. Through letter dated on February 25, 2002, TISA, has advised the Company that for the twelve-month period as from February 25, 2002, (beyond the due date of such debt): (i) the effects of the Public Emergency and Currency Exchange System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, effective in Argentina shall not be considered by the creditor as an event of default; and (ii) the creditor shall not consider that, as of such date, an acceleration event has been verified under the agreement regarding restrictions that may limit the Company's ability to make the payments due under the agreement with TISA.

Additionally, during the three-month period ended March 31, 2002, the Company received loans from Telefónica for US$5.8 million and 4.6 million. As of March 31, 2002, the book value of the above-mentioned loans amount to US$5.8 million (equivalent to $16.5 million as of March 31, 2002) and 4.7 million, corresponding to principal amount plus accrued interests as of that date.

As of March 31, 2002, current assets in foreign currency are lower than current liabilities in foreign currency in the amount of approximately 1,475 million (equivalent to US$517 million as of March 31, 2002).

The Company is evaluating Cointel's financing needs considering the Argentine economic situation and the current difficulties to have access to credit. See Note 2.6.c)1.

The Company has prepared its financing projections and plans expecting to cover future fund needs to face short debt mainly with funds generated by operations plus, as it is possible, by the evolution of current economic measures, bank loans and access to capital markets; or otherwise, requesting for long-term refinancing of its payables.

However, owing to the macroeconomic situation described in Note 10., as of the date of issuance of these financial statements, third parties' credit lines are not available in amounts sufficient to enable the Company to, together with internally generated funds, meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term

On the other hand, TESA has advised the Company that, as of the date of issuance of these financial statements, it was still evaluating the Argentine macroeconomic context and analyzing financing alternatives for the Company, including the possibility of refinancing or not over long-term its current loans to the Company and, if necessary, providing additional financing.

Consequently, the Company's ability to settle its payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by its direct or indirect controlling companies.

Should no financing alternatives be available for the Company or should the Company not succeed in obtaining refinancing, the Company would not have sufficient funds available to meet its current liabilities payable to local and foreign creditors.

Although the Company will make its best effort to obtain such financing, as of the date of issuance of these financial statements, it is not possible to ensure what the result of such negotiations will be or if the restrictions for making transfers abroad will enable the Company to settle its current liabilities in the normal course of business and maintain its normal operations.

e. On May 28, 2001 the National Executive Power issued Decree No. 677/01 under which TISA may declare its will to acquire all of the Company's capital stock owned by third parties. Likewise, any minority shareholder may demand that the controlling shareholder make a purchase offer to the Company's minority shareholders, in which case, the controlling shareholder could make an acquisition of the Company's capital stock owned by third parties. Should any of the above transactions be conducted, once the acquisition has been completed and the procedure established has been met, the Company would be automatically delisted from the share public trading and listing system, through the fulfillment of certain formalities provided by the decree.

12. CHANGE IN THE CORPORATE NAME

The Company's General and Special Shareholders' Meeting held on January 18, 2001, approved the corporate name change from CEI Citicorp Holdings Sociedad Anónima to Telefónica Holding de Argentina S.A. The Company had requested approval of the corporate name change from the CNV, which was granted on March 6, 2001, and the CNV sent the file for registration of the corporate name change with the Public Registry of Commerce. On April 18, 2001, the corporate name change was registered with the Public Registry of Commerce.

13. SUPPLEMENTAL CASH FLOW INFORMATION

In the statements of cash flows for the three-month periods ended March 31, 2002 and 2001, cash and cash equivalents are comprised of:

	2002	2001
Cash	120,936	331,437
Short term investments (original maturity 90 days or less)	-	14,615,568 (1)
Cash and cash equivalents	120,936	14,947,005

(1) See Note 15.2.

14. ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY

These financial statements are presented on the basis of Argentine GAAP. Certain accounting practices applied by the Company that conform with Argentine GAAP do not conform with US GAAP.

The Company has not presented a reconciliation of the effect on the accompanying financial statements for the three-month period ended March 31, 2002 of the differences between Argentine and US GAAP. The reconciliation for the three-month period ended March 31, 2001 is included in the Company's Financial Statements for that period filed by the Company with the SEC.

15. OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional financial statement disclosures required under Argentine GAAP:

1. Investments in shares, bonds issued in series and holdings in other companies.
2. Other investments.
3. Intangible assets and deferred charges.
4. Foreign currency assets and liabilities.
5. Administrative expenses.

15.1. INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES (stated in Argentine pesos – see Note 2.3.)

Denomination and features of securities	2002 Class	Face value	Amount	Inflation adjusted cost	Value by equity method	Book value		2001 Book value
NONCURRENT INVESTMENTS (1)								
Investments valued by the equity method:								
Cointel	Common Class "A" Class "B"	0.1 0.1	2,245,384,140 407,817,358	829,277,362	-	-	(2)	697,331,851
TyC	-	-	-	-	-	-		35,444,094 (4)
Atco	-	-	-	-	-	-		- (4) (5)
Subtotal						-		732,775,945
Investments valued at recoverable value:								
Atco	Common	1	82,824,771	116,020,131		-	(3)	-
AC	Common	1	3,600	3,600		-	(3)	-
Subtotal						-		-
Total noncurrent investments						-		732,775,945

(1) See Notes 2.6.c) and 5.
(2) See Note 2.6.c) 1. The Company's ownership interest in Cointel's negative shareholdes' equity as of March 31, 2002, which amounts to 308.6 million, is disclosed under "Other liabilities".
(3) See Note 2.6.c) 2.
(4) Net of intercompany gains (losses).
(5) Includes certain adjustments made by the Company for approximately 11.3 million. See Note 2.6.c)1.

15.1. INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES (stated in Argentine pesos - see Note 2.3.) (Cont.)

	Information on the issuer					
		Latest financial statements				
Denomination and features of securities	Main business	Date	Capital stock (2)	Net loss (2)	Shareholders' equity (2)	Total % held in voting stock
NONCURRENT INVESTMENTS						
Cointel	Investments	03-31-02	531	(1,984)	(533)	50.0% (1)

		Financial statements used for valuation by the equity method				
Denomination and features of securities	Year-end	Closing date	Duration of the period	Auditors' report date	Scope	Auditors' report
NONCURRENT INVESTMENTS						
Cointel	09-30	03-31-02	6 months	05-14-02	Limited review	With findings (3)

(1) Relates to common stock.
(2) Stated in million of Argentine pesos.
(3) Includes emphasis-of-a-matter paragraphs related to the recoverability of the amount booked of certain noncurrent assets as of March 31, 2002, and Cointel's and Telefónica's ability to repay their financial liabilities and continue as a going concern.

15.2. OTHER INVESTMENTS (stated in Argentine pesos - see Note 2.3.)

Main account and features	2002 Book value	2001 Book value
CURRENT INVESTMENTS		
US Dollar deposits	-	14,608,910
Local currency deposits	-	6,658
Total current investments	-	14,615,568

15.3. INTANGIBLE ASSETS AND DEFERRED CHARGES (stated in Argentine pesos - see Note 2.3.)

Main account	2002 Original value At beginning of year and end of period	2002 Amortization At beginning of year	2002 Amortization For the period	2002 Amortization At end of period	2002 Net book value	2001 Net book value
Goodwill – Cointel (1)	365,690,641	88,735,284	4,440,486	93,175,770	272,515,071	290,277,018
Issuance cost of Negotiable obligations and long-term financing	27,929,370	27,744,406	15,603	27,760,009	169,361	618,581
Goodwill – TyC	-	-	-	-	-	36,425,220
Total 2002	393,620,211	116,479,690	4,456,089	120,935,779	272,684,432	
Total 2001	437,102,204	104,726,042	5,055,343	109,781,385		327,320,819

(1) See Note 2.6.g).

15.4. FOREIGN CURRENCY ASSETS AND LIABILITIES

	2002			2001	
	Amount in foreign currency (1)	Exchange rate	Book amount (in pesos)	Amount in foreign currency (1)	Book amount (in pesos)
Current assets					
Cash	43,125	2.75	118,594	-	-
Short-term investments	-	-	-	14,608,910	14,608,910
Receivables from related parties	-	-		418,471,974	418,471,974
Total assets			118,594		433,080,884
Current liabilities					
Accounts payable to related parties	508,051,617	2.85	1,447,947,108	494,918,026	494,918,026
Bank and other financial payables	7,647,118	2.85	21,794,288	35,285,101	35,285,101
Other payables	1,037,552	2.85	2,957,023	83,905,281	83,905,281
Accounts payable and accrued liabilities	732,822	2.85	2,088,543	-	-
Total liabilities			1,474,786,962		614,108,408

(1) US dollars.

15.5. ADMINISTRATIVE EXPENSES (stated in Argentine pesos - see Note 2.3.)

Account	Administrative expenses 2002	2001
Fees and payments for professional services	342,276	137,666
Maintenance and office rental	380,472	318,789
Other	57,338	101,839
Total	780,086	558,294

16. SUBSEQUENT EVENTS AS FROM MARCH 31, 2002 TO MAY 14, 2002

Payables to and receivables from related parties

On April 15, 2002, Telefónica assigned to TESA Arg. three loans, plus interest accrued as of such date, in the amount of 2.6 million, 1.1 million and 1 million (the "Loans") granted to the Company and that were due and payable. Furthermore, on such date TESA Arg. and the Company agreed to offset a portion of the amount owed by TESA Arg. in connection with the management fee described in Note 11.3.a. against the Loans owed by the Company to TESA Arg. for a total amount of 4.7 million. Additionally, as of the issuance of these financial statements, the Company collected 4.6 million in cash related to the management fee mentioned above.

Management's Discussion and Analysis of Financial Condition and Results of Operations

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Information not covered by the Report of Independent Public Accountants
– Amounts stated in Argentine pesos, except otherwise stated)

The following discussion should be read in conjunction with the financial statements for the three-month periods ended March 31, 2002 and 2001. The financial statements have been prepared in accordance with Argentine GAAP, which differ in certain respects from US GAAP. See Note 14. to the Company's financial statements for the three-month periods ended March 31, 2002 and 2001.

Multiple Holding Company Structure

Telefónica Holding de Argentina S.A. is a holding company primarily engaged, through related companies in the telecommunications business ("Telecommunications Business") and the media, programming and content distribution business ("Media Business") in Argentina.

As of March 31, 2002, the Company conducts its Telecommunications Business through its 50.0% interest in Compañia Internacional de Telecomunicaciones S.A. ("Cointel") (see Note 5.1.a) to the Company's financial statements for the three-month periods ended March 31, 2002 and 2001), which controls the outstanding capital stock of Telefónica de Argentina S.A. ("Telefónica") through its ownership interest in 100% of Telefónica's Class "A" shares. (See Note 8.1.a) to the Company's financial statements for the three-month periods ended March 31, 2002 and 2001) and 40.2 million Class "B" shares of Telefónica which represents approximately 2% of Telefónica's outstanding capital stock, being the total shareholding of Cointel in Telefónica's capital stock 64.8%.

The Company conducts its Media Business in Argentina through its 26.8% ownership interest in Atlántida Comunicaciones S.A. ("Atco") (see Note 5.1.b) to the Company's financial statements for the three-month periods ended March 31, 2002 and 2001). Atco is a holding company with a direct and indirect interest in broadcast television companies and in radio stations. Likewise, the Company holds a 26.8% ownership interest in AC Inversora S.A. ("AC"). AC is a holding company with direct and indirect interest in broadcast television companies (see Note 5.1.c) to the Company's financial statements for the three-month periods ended March 31, 2002 and 2001).

The Company also conducted its Media Business through its 20.0% interest in Torneos y Competencias S.A. ("TyC"), a provider of sports and entertainment programming in Argentina. In May 2001, the Company transferred to ACH Acquisition Co. ("ACH") an affiliate of the Participating Shareholders, as defined in "Agreement between the Company's Former Principal Shareholders and Telefónica, S.A. ("TESA")", its ownership interest in TyC (see Note 5.2. to the Company's financial statements for the three-month periods ended March 31, 2002 and 2001).

As of March 31, 2002, as a result of several transactions described in "Agreement between the Company's Former Principal Shareholders and TESA" and in Note 6.3. to the Company's financial statements for the three-month periods ended March 31, 2002 and 2001, Telefónica Internacional S.A. ("TISA")'s equity interest in the Company, increases to 99.96%.

The income of the Company and its holding companies, accounted for by the equity method, is affected by the items of consolidated income and expenses of the companies owned directly by them. The net income of the Company and such companies is also affected by consolidated income and expense items attributable to their respective activities (e.g., interest income, interest expense, general and administrative expenses, taxes). Consequently, the analysis set forth below includes: (i) a discussion of the results of operations of the Company that takes into consideration the Company's share in the net income of holding companies and operating companies which the Company owns as well as the income and expenses attributable to the Company's operations, (ii) a discussion of the results of operations of Cointel which focuses on Cointel's share of the net income of Telefónica as well as income and expenses attributable to the operations of Cointel and (iii) a discussion of the results of operations of Telefónica.

The management of each related company has prepared the information related to the Company's affiliates Comparison of Results of Operations; therefore, the veracity, accuracy and integrity of such information is the exclusive responsibility of the management concerned.

The amounts in million of Argentine pesos contained in the Management's Discussion and Analysis of Financial Condition and Results of Operations have been rounded up or down in order to facilitate the footing of notes and tables in which they are included. The effect of such rounding is not material.

Financial Periods Covered

Until December 31, 2001, and since the Company's related companies tend to report their financial statements as of the end of required filing terms, the Company valued its interest in such investments under the equity method of accounting, using the financial statements of such companies with a three-month lag with respect to the Company's financial statements closing date, adjusted for significant events occurred in the three-month lag. As a result of the transactions described in "Agreement between the Company's Former Principal Shareholders and TESA", the Company has sold its interests in such investments, other than its interest in Cointel, Atco and AC, companies indirectly controlled by TESA. Therefore and since the Company is able to obtain Cointel's financial statements at the date of issuance of its own financial statements, it has eliminated the effect of the above-mentioned three-month lag, and valued its investment in Cointel by the equity method, calculated on the basis of Cointel's financial statements as of the Company's financial statements closing date. The financial statements as of March 31, 2001, have been adjusted retroactively for comparative purposes. See Note 2.8. to the Company's financial statements for the three-month periods ended March 31, 2002 and 2001.

Critical Accounting Policies

Significant accounting policies have been described in the financial statements. Most critical accounting policies adopted in preparing the Company's and certain of its related companies financial statements relate to: i) the application of the going-concern assumption in the valuation and disclosure of the Company, Cointel and Telefónica's assets and liabilities (see Notes 2.6.c), 5.1.a) and 11.3.d. to the Company's financial statements for the three-month periods ended March 31, 2002 and 2001); ii) the assumption that Cointel and Telefónica will not default in the payment of their debt, with regard to the classification of Cointel and Telefónica's non-current debt (see Note 5.1.a) to the Company's financial statements for the three-month periods ended March 31, 2002 and 2001); iii) the valuation of investment in Cointel and the goodwill stated for such investment (included the allowance related to the capitalization of exchange differences. See Note 2.6.g) to the Company's financial statements for the three-month period ended March 31, 2002 and 2001), which is based on management's current estimates of future cash flows, iv) the valuation of Telefónica's certain noncurrent assets, which is based on Telefónica Management's current estimates of its future cash flows; v) the creation of reserves in Telefónica for contingencies assessed as likely by Telefónica's Management, based on its estimates and the opinion of its Argentine legal counsel; and vi) the creation of allowances in Telefónica, amounting to 371 million in respect to 637 million past-due receivables, based on Telefónica Management's estimates of possible future collection terms and conditions.

Additionally, under US GAAP, the exchange rate difference resulting from the devaluation of the Argentine peso with respect to the U.S. dollar calculated on the basis of the rates in effect when the market reopened on January 11, 2002, was recognized in the three-month period ended March 31, 2002, while under US GAAP such difference was recognized in the year ended December 31, 2001.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of these financial statements and the reported amounts of revenues and expenses of each period. The ultimate results could differ from those estimates. Future cash flows could differ materially from estimates of the Company's, Cointel's and Telefónica's management depending upon, among other matters, the outcome of the pending Telefónica's rate renegotiation with the Government described in Note 5.1.a) to the Company's financial statements for the three-month periods ended March 31, 2002 and 2001.

Modification of Argentine GAAP

Effective December 8, 2000, the Governance Board of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") approved Technical Resolutions Nos. 16, 17, 18, and 19, which provide for changes in professional accounting principles related to valuation and disclosure. On December 21, 2001, the CPCECABA approved, with certain modifications, such standards by resolutions Nos. 238, 243, 261 and 262, requiring mandatory application thereof for fiscal years beginning July 1, 2002, and thereafter. As of the date of issuance of these financial statements, the CNV is analyzing the scope and timing for adopting such standards.

On March 6, 2002, the CPCECABA issued a resolution for the treatment of the Argentine peso devaluation effect, primarily in relation to the capitalization of exchange losses as part of the cost of certain assets (if certain conditions are met) and the restatement of amounts in constant Argentine pesos (see Notes 2.3. and 2.6.g) to the Company's financial statements for the three-month periods ended March 31, 2002 and 2001).

Evolution of the Current Economic Situation in Argentina

The Convertibility Plan

For several decades, Argentina experienced periods of high inflation, slow or negative growth, declining investment rates, significant devaluations of the Argentine currency and impositions of exchange controls. During the 1980s, the limited availability of foreign exchange required the Argentine Government and all Argentine public sector entities to restructure portions of their foreign currency-denominated indebtedness to commercial banks. The rate of inflation reached 4,923.6% in 1989, as measured by the Argentine consumer price index, and Gross Domestic Product contracted that year by 6.2%. Argentina's historically high inflation rates resulted mainly from the Argentine Government's inability to control fiscal policy and the money supply. In March 1991, after the implementation of various plans designed to reduce inflationary pressures, which were only partially or temporarily successful, the Argentine Government introduced a tax reform and expenditure reduction program aimed at reducing inflation and restructuring the economy and adopted the Convertibility Law, which became effective April 1, 1991 and pegged by law the Argentine peso at parity with the U.S. dollar (such fiscal measures and the Convertibility Law being collectively referred to as the "Convertibility Plan"). Following the adoption of the Convertibility Plan, the annual rate of inflation measured by the Consumer Price Index declined from 84.0% in 1991 to 3.9% in 1994 and Real Gross Domestic Product rose an average of 8% annually between 1991 and 1994.

The Convertibility Plan became the cornerstone of Argentine economic policy for the ensuing decade. Its success depended on Argentina's ability to attract capital inflows in the form of foreign direct investment, the repatriation by local investors of foreign, mostly U.S. dollar denominated savings, the availability of external means of financing, and the preservation of U.S. dollar reserves generally. These elements, in turn, depended on the sound management of external liabilities and the implementation of fiscal, regulatory, labor, judicial, legal, political and other structural reforms aimed at creating credible and sustainable efficiencies in both the private and public sectors.

In addition, the Convertibility Plan depended on external factors beyond the control of Argentine policy makers, such as the international prices of traditional Argentine export commodities, interest rates in the global capital markets, the impact of crises in other emerging markets and trade conditions with neighboring countries and other significant partners. Furthermore, the Convertibility Plan relied on confidence in the strength of the local financial sector and the ability of banking regulators to preserve a liquid monetary base.

Since it was adopted, the Convertibility Plan endured a series of both internally and externally generated challenges which progressively debilitated confidence in its long-term viability among the international financial community as well as the local business community and leading political forces. These challenges included the devaluation of the Mexican peso in December 1994 and resulting liquidity crisis in the Argentine banking sector, contagion throughout the emerging market economies resulting from the Asian crisis in late 1997, Russia's default on part of its sovereign debt and the devaluation of the ruble in 1998, the devaluation of the Brazilian real in 1999, adversely affecting the demand for Argentine exports to Brazil, and Ecuador's default on its foreign indebtedness in 2000. These incidents significantly increased the cost of capital to the Argentine private and public sectors, widening spreads on Government securities. They led to growing capital outflows and diminished international reserves. They also exacerbated the recession and the mounting unemployment and deflation that had taken root in the Argentine economy beginning in late 1998. During 1998, the Merval index of the Buenos Aires Stock Exchange declined by 38.2%. Gross Domestic Product, which had increased by 8.1% in 1997, grew by 3.9% in 1998.

Confronted with such developments, Argentina grew increasingly dependent on aid from multilateral credit agencies, principally the International Monetary Fund ("IMF"), which periodically organized substantial rescue packages, including a US$2.8 billion three-year extended fund facility in 1998. Such aid involved the imposition of targets and conditions for disbursements, such as modifications in the tax revenue sharing system between the provinces and the Federal Government, curbs on government spending and reforms in the labor market, budgetary procedures and the tax, health, pension and judicial systems. Macroeconomic factors and costly, dilatory and debilitating political compromises, repeatedly combined to hinder compliance with such targets and conditions.

In 1999, the incumbent Peronist Party lost the general election to the Alianza, a coalition of left-leaning, formerly Peronist factions, on the one hand, and the traditional, middle class, center left Radical Party, on the other, led by Fernando de la Rúa, in a campaign that concentrated on allegations of corruption in the outgoing administration of Carlos Saúl Menem and the need to address the "social cost" of the Convertibility Plan. During 2000, domestic consumption was weak and private investment decreased sharply due to worsening global financial conditions for emerging markets generally and uncertainty over the ability of the De la Rúa administration to address the structural economic changes needed to improve Argentina's competitiveness and to reduce its fiscal deficit. By the fourth quarter of that year, the lack of signs of economic recovery, aggravated by the perception of increasing political risk, led the Argentine Government to negotiate with the IMF, the World Bank, the Inter-American Development Bank and the governments of Spain, Italy and France a financial support package totaling US$39.7 billion to ease government financing in 2001 and subsequent years.

In the first quarter of 2001, allegations of bribery of senators by the executive branch in order to pass certain labor reform legislation, led to the resignation of the Vice-President, the leader of the left-leaning component of the Alianza. The prolonged recession and the weakening power base of President De la Rúa compromised his ability to pursue the orthodox measures required to sustain the Convertibility Plan and resulted in the resignation of the Minister of Economy. When the announcement of stringent measures by his successor failed to gather political support, President De la Rúa appointed Domingo Cavallo, who had designed the Convertibility Plan in 1991 and since then had founded a minority opposition party, as Minister of Economy with far-reaching extraordinary powers granted by Congress. Minister Cavallo enjoyed widespread support in the international financial community but further isolated President De la Rúa from his traditional power base. Minister Cavallo sent to Congress an amendment to the Convertibility Law which added the euro to the U.S. dollar in a basket to set the peso's value once the euro would reach parity with the U.S. dollar. This measure was intended to improve the competitiveness of Argentine exports over time. On June 21, 2001, Congress approved the Government's proposal.

The consensus among the international financial community, however, was that this measure did not address the core, immediate issue of Government spending and fiscal imbalance, and sovereign spreads widened further.

On June 4, 2001, the Argentine government was able to reduce its debt service requirements through 2005 by US$16 billion through a US$29.5 billion global exchange of its debt in the capital markets, retiring obligations with significant near-term servicing requirements and extending the maturity profile of its overall indebtedness. Despite the resulting fiscal benefits, popular discontent with the deepening recession led to criticism of the Government's focus on external creditors among certain political elements, including President De la Rua's own party. Private sector confidence in the ability of President De la Rua to garner sufficient political support to deliver on his proposed reforms deteriorated rapidly in the following weeks. During July 2001, total bank deposits decreased by US$6 billion and the Merval index of the Buenos Aires Stock Exchange fell 20%.

On July 30, 2001, the Argentine Congress enacted the "zero-deficit" law, to secure reductions in government expenditures and to achieve a balanced budget in the near term, and announced its intention of embarking on deep structural reforms of the political system, including the size of Congress and aspects of the electoral process. Furthermore, in early August 2001, the government and the IMF began negotiating an extension of the financial support package agreed to in December 2000 to boost investor confidence. These negotiations proved successful and, on September 10, 2001, the IMF disbursed a financial support package of US$5 billion to Argentina (US$4 billion to reinforce Central Bank international reserves and US$1 billion to finance Treasury requirements). Also, from September to November, 2001, the local financial system received US$1.2 billion from existing lines of credit to increase bank liquidity and to counter a continuing deterioration in investor confidence.

However, negative political and pre-election circumstances resulted in the increased uncertainty over the stability of the peso and the continuity of the Argentine government's zero-deficit policy, an increase in sovereign risk, a fall in international reserves, a continuing fiscal imbalance, and a decrease in total deposits in the financial system. Over the course of the final months of 2001, various Provincial Governments issued quasi-currency debt instruments to cover their own fiscal deficiencies. These instruments have been since then widely accepted as legal tender by parties whose businesses have been most affected by the growing shortage of liquidity resulting from a contracting monetary base. Despite the agreement signed with the IMF in August 2001, Argentina weakened as a credit and spreads of Argentine sovereign bonds widened.

On December 3, 2001, following a week of massive cash withdrawals of U.S. dollar deposits from the banking system and fearing a widespread bank run, the Government froze bank deposits, restricting cash withdrawals to $250 per account per week and providing for the disposal of all other funds only by means of checks, wire transfers and credit and debit card payments.

On December 5, 2001, alleging the failure by the Argentine Government to implement effective economic policies, the IMF announced a suspension of disbursements under its credit programs to Argentina. As widespread social unrest mounted, Minister Cavallo resigned on December 20, 2001, as did President De la Rúa on the following day.

Over 2001, the sovereign risk of Argentina, measured under emerging markets indexes as a spread over risk free benchmarks, had increased by 4,406 basis points to 5,172 as of December 28; liquid reserves at the Central Bank of Argentina ("BCRA") decreased by US$10.6 billion, without including external tranches of financial aid and contingent loans; and total deposits within the banking system decreased by US$19 billion.

Default, Devaluation and the Abandonment of the Convertibility Plan

On December 31, 2001, after the failure of an interim government to gather sufficient support, Congress appointed Eduardo Duhalde, former governor of Buenos Aires Province and the Peronist Party candidate who had lost to President De la Rúa in 1999, as the new President of Argentina. While the legal support for the process leading to his election has been challenged in the courts as has the proposed duration of his term, it is expected that President Duhalde will remain in office until the expiration of President De la Rua's term, December 2003.

The interim government preceding President Duhalde announced the default on Argentina's foreign debt on late December 2001. President Duhalde confirmed this announcement and sent a bill to the Argentine Congress to declare a national economic emergency and repeal the Convertibility Law. On January 6, 2002, the Argentine Congress approved the Economic Emergency Law, introduced dramatic changes to the country's economic model and amended the Convertibility Law. The new law empowers the Federal Executive Power to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term, including the power to establish a system to determine the exchange rate applicable to the Argentine peso.

Decree No. 71/2002 of the National Executive Power devaluated the Argentine peso and established an "official" exchange system, mainly for exports, certain imports, and bank debts, and the "freely floating" exchange market for the rest of the transactions, which was regulated by the BCRA. Official exchange rate was established at $1.4 to US$1 and the exchange rate of the "free" market, as of the close of business of the first day after the exchange market (which had been suspended as from December 23, 2001) reopened (January 11, 2002), was about $1.60/$1.70 to US$1 (bid price).

On February 4, 2002, Decree No. 214/2002 was published in the Official Bulletin and with it significant progress has been made in the de-dollarization of the Argentine economy, despite the structuring required to adjust business benefits and costs in relation to a hard currency, the consequences of which usually impact consumer prices, thus increasing domestic inflation. The highlight of the Decree include:

(i) All loans in foreign currency (whether granted by banks or not) borrowed within the domestic banking system, regardless of the amount of such loans, will be switched into Argentine pesos at the $ 1 = US$ 1 rate, while deposits in foreign currency will be returned at the US$ 1 = $1.40 rate.

(ii) Additionally, the presidential decree abrogated the multiple exchange system mentioned above (official exchange rate and free exchange rate) and replaced it with a free floating system that does not include the explicit intervention or a flotation goal by the BCRA (application of flotation band, scheduled devaluation). However, the decree authorizes the BCRA to intervene in the exchange market if the BCRA deems it necessary to defend the value of the local currency. It was announced that the BCRA would have a monetary issuance goal.

(iii) The presidential decree also suspends any lawsuits, precautionary measures or execution arising from or against the receivables, debts, obligations, deposits or financial rescheduling affected by the provisions mentioned above. This measure was adopted as a response to a recent judgment by the Argentine Supreme Court that established the unconstitutionality of Decree No. 1,570/01 which established the cash withdrawal restrictions described in Note 10. to the Company's financial statements for the three-month period ended March 31, 2002 and 2001.

In the months following implementation of a freely floating Argentine peso policy, the country continued to deteriorate further institutionally, politically, financially, and socially. The absence of legal protections and of a sustainable economic and fiscal plan, coupled by sweeping distrust in local financial institutions, has not helped to create a suitable climate for the recovery of the relevant financial indicators; quite to the contrary, the Argentine peso has lost purchasing power as a hard currency and to buy staple commodity. Inflation continued to increase though in a contained manner because public services rates have been frozen and due to the severe economic recession (accumulated CPI through March: 9.7% - accumulated WPI through March: 32.0%), one of the main risks of price escalation is inflation in terms of consumption by the medium- and low-income population (primarily food and beverage, prescription drugs, and clothing).

The sharp contraction of credit available to the private sector and the strangling of the financial intermediation between savings and investments help but to smother the economic activity (primarily affecting individuals and small and medium-sized enterprises (SME), but also large enterprises, many of which are currently in default). This severe economic deterioration adversely affects employment opportunities, causing existing jobs to be eliminated and rising the unemployment and underemployment rate which, according to private estimates, would approximate 25.0% of the working population in the next assessment of May by the INDEC (Argentine Statistics and Census Institute). The shed of value of salaries in real terms and, in some cases, also in nominal terms exacerbate the deterioration of the effective demand and create multiple social conflicts very difficult to resolve in the short term, although slightly mitigated by the implementation of the "Household Head Plan" by the Federal Government consisting in the delivery of a monthly subsidy in cash with the prior authorization by the competent governmental authority.

Negotiations with multilateral credit agencies (especially with the IMF) have practically stagnated due to the widespread uncertainty and the lack of political and economic definition of President Duhalde's administration, coupled by center-leftist Presidential speeches when addressing Argentina's position towards the rest of the world. The external financial assistance required has not been agreed upon yet and, on the basis of rumors, a potential financial assistance agreement would only cover current maturity payments to international agencies and no new funding is expected to finance existing imbalances. Such insignificant progress made in the negotiations to obtain external aid, along with hobbled projects submitted to Congress to stop legal proceedings seeking enforcement of constitutional protections to withdraw frozen deposits with local financial institutions and thus forestall the leakage of funds from the local financial system, and the regulation of a Second External Bond (BONEX II) Plan to provide some solution to the deposits whose withdrawal was rescheduled by the then incumbent Economy Minister Mr. Remes Lenicov, finally caused his resignation on April 23, 2002 amid a new episode of institutional crisis with strong rumors of an outgoing President with an impending announcement of anticipated presidential general elections.

Immediately after this event, the summit meeting held by President Duhalde, provincial governors, Congressmen from the Peronist (PJ), Radical (UCR) and Frepaso political parties, and trade union leaders ended with the endorsement of a general pact including 14 highlights to integrate Argentina with the world; reach all necessary agreements between the Federal and Provincial governments to finally seek a balance in government accounts; implement the changes required by multilateral credit agencies in relation to the Bankruptcy Law Reform and abrogation of the Economic Subversion Law; solve the existing problems in the local financial system to regain confidence and allow for its normal operation; and create the conditions to foster consumption, investment, employment, and economic activity. After several days of indefiniteness, the Economy Ministry finally appointed to replace the outgoing Mr. Remes Lenicov was Mr. Roberto Lavagna who took office last April 27, 2002 and will be required to follow an economic policy in line with the above pact.

In this regard, Congress has lately enacted the "anti-leakage" law to ban the withdrawal of money from banks as a result of constitutional protection-enforcement proceedings until a final and conclusive decision is rendered by the Supreme Court of Justice. In addition, different alternatives have been discussed to prevent the default with multilateral credit agencies and resume the halted conversations with international authorities, steadily make progress with the Congress agreements regarding the laws mentioned in the preceding paragraph, study a BONEX II Plan including more sound guarantees and more financially attractive terms, and design a monetary policy in coordination with Central Bank authorities to contain the exchange rate of the Argentine peso to the US dollar and prevent further escalation of domestic prices that translates into social conflicts.

In any case, the lack of an extremely reliable team for the Economy Minister Lavagna so far and the prevailing distrust in local institutions on the part of economic agents does not help draw conclusions on the likelihood of success or failure of his office. In the common opinion of analysts, the success of the new minister's office will depend on the political success of President Duhalde.

The decision to devalue the Argentine peso implies a number of further risks, some of which have begun to occur:

(i) Decrease in salaries and in the price of assets in US dollars: In the current recessive scenario and due to unemployment level, it is evident that any increase in the general price level entails a decrease of the salary purchasing power since salary rises are not likely. It also entails a decrease in the price of assets in US dollars.

(ii) Price control: Control of prices has not been proposed to date. In Argentina they have been rarely successful.

(iii) Stagflation and shortage of goods: If inflation cannot be controlled, it is possible that inflation and recession will continue to coexist. This is a negative scenario, where economy does not resume growth and prices continue to increase.

The estimated effect of the above-mentioned devaluation on the Company's net payables in foreign currency maintained during the three-month period ended March 31, 2002 and on Cointel and Telefónica net consolidated payables in foreign currency maintained during the three-month period ended March 31, 2002, calculated in proportion to the Company's ownership interest in such companies, and on the basis of exchange rate effective as of March 31, 2002, gives rises to a negative exchange difference of about 1,944 million, net of the capitalized exchange differences mentioned in Note 2.6.c)1, to the Company's financial statements for the three-month period ended March 31, 2002 and 2001.

Prospects for the current year show a strong adverse impact on the domestic economic activity and a continued deterioration of financial indicators as a result of the Argentine peso devaluation (direct effect on the balance sheets of government, bank, corporate and family entities) and the quasi-generalized default of Argentina.

In such extremely adverse institutional, political, economic, financial, and social context, and given the dollarized culture of the Argentine population, the application of a freely floating foreign exchange system will reflect its sustainability or unsustainability and acceptance or nonacceptance on the foreign currency price and general price index. If the present initiative fails, the foreign exchange rate and domestic prices are likely to spiral, thus generating high inflation compounded by activity stagnation, with the potential of the creation of a new fixed currency board of the Argentine peso with respect to the US dollar or the full dollarization of the Argentine economy.

The following table sets forth rates of inflation, as measured by the Argentine wholesale price index and the rate of real growth of Argentine Gross Domestic Product for the periods shown. Numbers in parentheses are negative.

	March 31,	
	2002	2001
Wholesale price index (% change) (1)	32.0	(0.5)

(1) Price index figures are for the three-month periods ended March 31, 2002 and 2001.

	March 31,	
	2002 (3)	2001 (2)
Gross domestic product (annual % change)	(7.6)	(1.3)

(2) Official data.
(3) Projection estimated by the Company

Agreement between the Company's Former Principal Shareholders and TESA

On April 11, 2000, certain affiliates of Hicks, Muse, Tate & Furst, Inc. ("Hicks Muse"), including HMTF – Argentine Media Investments Ltd. ("HMTF"), República Holdings Ltd. ("República Holdings") and International Investments Union Ltd. ("IIU") ("HMTF Affiliates") and International Equity Investments, Inc. ("IEI"), a Citibank N.A. subsidiary, (together with HMTF Affiliates, the "Former Principal Shareholders" and from now on the "Participating Shareholders") and TESA ("the Parties") entered into a Stock Exchange Agreement (the "Stock Exchange Agreement", and from now on "the Contract") whereby, after certain precedent conditions were met, on December 15, 2000, the Participating Shareholders transferred to TESA 80.9% of the Company's capital stock, representing 84.7% of the Company's total votes in exchange for TESA common shares issued. On June 29, 2001, TESA informed the Company that on May 8, 2001, it transferred to Telefónica Internacional S.A. ("TISA"), TESA's wholly owned subsidiary, all of TESA's 80.9% equity interest in the Company. Additionally, as a result of several transactions described in Note 6.3. to the Company's financial statements as of March 31, 2002 and 2001, TISA's equity interest in the Company, increased from 80.9% to 99.96%.

As part of the Contract, and according to the transactions provided therein and in certain related agreements, Shosa, previously controlled by the Company, redeemed to the Company irrevocable capital contributions, which included, among other: (a) Shosa's 26.8% ownership interest in Atco, (b) Shosa's 26.8% ownership interest in AC and (c) Shosa's 20% ownership interest in TyC, including the net book value of the related goodwill as of September 30, 2000. On December 15, 2000, the Company transferred to ACH its ownership interest in Shosa, whose main asset as of that date, was its ownership interest in Cablevisión and its main liabilities were a loan of US$135.9 million made to Shosa by ACH, and other liabilities of approximately US$27 million. The Shosa selling price was US$395.3 million, and was paid through a promissory note issued by ACH, maturing on August 31, 2001, or before, if certain conditions contemplated in the loan agreement occurred (the "Promissory Note"). In August and December, 2001, the Company and ACH amended a section of the Promissory Note, extending the maturity date until January 31, 2002 (see Note 6.3. to the Company's financial statements as of March 31, 2002 and 2001). Additionally, as part of the Contract, and according to the transactions provided therein and in certain related agreements, the Company paid off its financial liabilities except for the amounts payable under the Negotiable Obligations for US$500 million issued on February 24, 1997, under the US$500 million Program (see Note 7. to the Company's financial statements as of March 31, 2002 and 2001) and sold its ownership interests in related companies and in certain related assets, except for its ownership interests in Cointel, Atco and AC and the financial advisory and services agreement described in Note 11.3.a. to the Company's financial statements as of March 31, 2002 and 2001.

As of the issuance date of these financial statements, the Company is not aware of any fact that could have an adverse effect on the Company's business, financial conditions or results of operations, related with the transactions described previously in this note.

Comparison of the Company's Results of Operations for the three-month periods ended March 31, 2002 and 2001
(Figures stated in million of pesos)

All references made below to 2002 and 2001 are to the three-month periods ended March 31, 2002 and 2001, respectively.

	2002	2001
Equity in (loss) earnings of ownership interests in related parties ((loss) income attributable to joint venture companies)	(1,001)	(21)
Fees for services rendered to related parties, net	12	12
Administrative expenses	(1)	(1)
Amortization of intangible assets and deferred charges	(4)	(5)
Financial (expense) income and holding (losses) gains, net	(970)	(3)
Net loss for the period	(1,964)	(18)

Equity In (Loss) Earnings of Ownership Interests In Related Parties ((Loss) Income Attributable to Joint Venture Companies)

For the reasons explained in – "Financial Periods Covered", the Company's ownership interests in related parties for the three-month periods ended March 31, 2002 and 2001 reflects the Company's equity in the net income (loss) of: (i) Cointel for the three-month periods ended March 31, 2002 and 2001 (which in turn reflects Cointel's equity in Telefónica's net income for the three-month periods ended March 31, 2002 and 2001) and (ii) TyC for the three-month period ended December 31, 2000. The Company's equity in losses of ownership interests in related parties increased to a loss of 1,001 million in 2002 from a loss of 21 million in 2001. These results primarily reflect: (i) loss of 1,001 million and 12 million in 2002 and 2001, respectively, attributable to the Telecommunications Business and (ii) loss of 10 million in 2001, attributable to the Media Business (see Notes 2.6.c)2. and 5.2. to the Company's financial statements for the three-month periods ended March 31, 2002 and 2001).

The variation in the Company's equity in losses of ownership interests in related parties attributable to the Telecommunications Business to a loss of 1,001 million in 2002 from 12 million in 2001 was due principally to the changes in Cointel and Telefónica's results for such periods. See Telecommunications Business and Evolution of the Current Economic Situation in Argentina.

The Company's losses of 10 million in 2001 attributable to the Media Business relate to: (i) TyC (gain of 1 million and (ii) Atco (loss of 11 million).

Fees for Services Rendered to Related Parties, net

The Company renders financial advisory and other services to some of its controlled companies and related companies. Fees for services rendered were 12 million in 2002 and 2001. The only significant fee that the Company currently receives for financial advisory and other services is from Telefónica S.A. Sucursal Argentina ("TESA Arg.").

Administrative Expenses

Administrative expenses include: (i) legal, auditors' and consulting fees, (ii) tax on bank checking account transactions in 2002 and (iii) miscellaneous administrative expenses. Administrative expenses were 1 million in 2002 and 2001.

Amortization of Intangible Assets and Deferred Charges

Amortization of intangible assets and deferred charges decreased to 4 million in 2002 from 5 million in 2001. The decrease in amortization was mainly due to the retirement of the goodwill related to the investment in TyC (see Note 5.2. to the Company's financial statements for the three-month periods ended March 31, 2002 and 2001) and deferred charges retirement related to the transactions mentioned in Note 7. to the Company's financial statements for the three-month periods ended March 31, 2002 and 2001, as a consequence of the negotiable obligations repurchases mentioned in such note.

Financial (Expense) Income and Holding (Losses) Gains, net

The Company's financial (expense) income and holding (losses) gains, net, amounted to losses of 970 million in 2002 and 3 million in 2001.

The variation in 2002 as compared to 2001 was principally due to: (i) an increase of 959 million in financial losses generated by liabilities (including related taxes) to 971 million in 2002 from 12 million in 2001 principally due to: (a) a negative exchange difference of 946 million in 2002 due to the effect of the Argentina's peso devaluation described in "Evolution of the Current Economic Situation in Argentina" and (b) an increase in interest generated by liabilities (including related taxes) to 24 million in 2002 from 12 million in 2001, as a consequence of the interest rates increase and the Argentina's peso devaluation since the Company has its financial indebtedness in US dollars and (ii) a decrease of 8 million in interest generated by assets due to the transfer of Promissory Note issued by ACH for the disposition of Southtel Holdings S.A. ("Shosa") (see "Agreement between the Company's Former Principal Shareholders and TESA"), partially off-set by an exchange difference gain of 1 million due to the effect of the Argentina's peso devaluation described in "Evolution of the Current Economic Situation in Argentina".

Net loss for the period

As a result of the factors discussed above, the Company's net loss amounted to 1,964 million in 2002 and 18 million in 2001.

Telecommunications Business

Comparison of Cointel's Unconsolidated Results of Operations for the three-month periods ended March 31, 2002 and 2001
(Figures stated in million of pesos)

As of March 31, 2002, the Company's ownership interest in Cointel amounts to 50.0%.

All references made below to 2002 and 2001 are to the three-month periods ended March 31, 2002 and 2001, respectively.

The discussion relating to Cointel is based on Cointel's unconsolidated financial information for 2002 and 2001. The Company believes that such financial information rather than Cointel's consolidated financial statements, highlights more effectively the effect on Cointel's activities other than its holding of Telefónica stock.

	2002	2001
Income on equity investment in Telefónica	(1,610)	28
Amortization of intangible assets	(2)	(3)
Administrative expenses	(1)	(1)
Financial income (expense) and holding gains (losses), net	(334)	(44)
Net loss for the period from continuing operations	(1,947)	(20)
Net loss of Telefónica's spun-off businesses	-	(3)
Net loss for the period	(1,947)	(23)
Operating cash flow	(1)	78

Income on Equity Investment in Telefónica

Income on equity investment in Telefónica decreased to a loss of 1,610 million in 2002 from a gain 28 million in 2001. This decrease was due to the variation in Telefónica's net income in such periods (see "Comparison of Telefónica's Consolidated Results of Operations for the three-month periods ended March 31, 2002 and 2001").

Financial Income (Expense) and Holding Gains (Losses), Net

Financial income (expense) and holding gains (losses), net, amounted to losses of 334 million in 2002 and 44 million in 2001. The variation was principally due to (i) the effect of the Argentina's peso devaluation on the net position of assets and liabilities in foreign currency of Cointel which amounted to a loss of 312 million after the capitalization of exchange differences (see Note 2.6.c)1. to the Company's financial statements for the three-month periods ended March 31, 2002 and 2001), (ii) an increase in interest generated by liabilities (including related taxes) to 21 million in 2002 from 14 million in 2001, as a consequence of the interest rates increase and the Argentina's peso devaluation since Cointel has most of its financial indebtedness in US dollars, (iii) the effect in 2001 of cash dividends gained of 3 million offset by (iv) holding losses of 33 million in 2001 related to the variation in the market price of Telefónica's Class "B" shares held by Cointel. Additionally, in line with Resolution MD No. 3/2002 from the CPCECABA, as described in Note 2.3. and 2.6.g) to the Company's financial statements for the three-month periods ended March 31, 2002 and 2001, Cointel capitalized exchange differences for an amount of 252 million in intangible assets as of March 31, 2002, net of amortization.

Income Tax and Tax on Minimum Presumed Income

Under Argentine law, Cointel's income on its equity investment in Telefónica is non-taxable. Also, most of Cointel's expenses are tax-deductible. Consequently, Cointel estimates that there will be no tax payable and therefore, no income tax charge was accrued in 2002 and 2001. In addition, no charge was booked for tax on minimum presumed income in 2002 and 2001.

Net loss of Telefónica spun-off businesses

Includes losses of Telefónica's spun-off businesses in the reorganization process for January, 2001. See Note 5.1.a) to the Company's financial statements for the three-month periods ended March 31, 2002 and 2001.

Net Loss for the period

As a result of the factors described above, Cointel's net loss amounted to 1,947 million in 2002 and 23 million in 2001.

Comparison of Telefónica's Consolidated Results of Operations for the three-month periods ended March 31, 2002 and 2001

(Figures stated in million of pesos)

As of March 31, 2002, the Company holds an ownership interest in Telefónica, through its 50.0% ownership interest in Cointel, which in turn controls Telefónica, through its 100% ownership interest in Telefónica's Class "A" shares and 40.2 million Class "B" shares which represents approximately 2% of Telefónica's outstanding capital stock, being the total shareholding of Cointel in Telefónica's capital stock of 64.8%.

All references made below to 2002 and 2001 are to the three-month periods ended March 31, 2002 and 2001, respectively.

	2002	2001
Net revenues	617	666
Cost of services provided	(325)	(326)
Administrative expenses	(70)	(79)
Selling expenses	(102)	(129)
Equity in earnings of ownership interests in related parties	2	-
Other expenses, net	(17)	(20)
Financial (expense) income and holding (losses) gains, net	(2,589)	(33)
Income tax	-	(29)
Net (loss) income for the period from continuing operations	(2,484)	50
Net loss of spun-off businesses	-	(6)
Net (loss) income for the period	(2,484)	44
EBITDA (1)	278	286
Lines installed (in thousands)	4,884	4,794
Lines in service (in thousands)	4,546	4,384
Lines in service per 100 inhabitants	24.4	24.2
Lines in service per employee	483	447

(1) EBITDA is defined as operating income plus depreciation and amortization. EBITDA corresponds to the continuing businesses. See Note 5.1.e) to the Company's financial statements for the three-month periods ended March 31, 2002 and 2001.

Telecommunications market deregulation

Telefónica has a license for an unlimited period of time for rendering public telecommunications services in the southern region of Argentina, which provided for an exclusivity period until November 8, 1997, with the right to an extension for a further three years.

The National Executive Power issued Decree No. 264/98, which extended the exclusivity period with respect to the supply of basic telephone services until late 1999 and provided for the gradual opening up to competition of the telecommunication business in Argentina, to conclude with the liberalization of the local and domestic and international long distance services on November 8, 2000. Although the effectiveness of Decree No. 264/98 was subject to the conclusion of certain legal proceedings, Telefónica believes that it is unlikely that the outcome of those proceedings would slow the trend toward increasing competition.

On June 9, 2000, the National Executive Power issued Decree No. 465/00, which provides for the total deregulation of the telecommunications market beginning November 9, 2000. Additionally, on September 3, 2000, the National Executive Power issued Decree No. 764/00 which, in the context of such deregulation, approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of the Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to Telefónica. The above-mentioned rules provide, among other issues, the requirements to obtain the licenses to render telecommunications services, the conditions to establish rates and the providers' obligations, the technical and economic aspects for interconnection to the networks of different providers, the programs, administration and economic issues of Universal Service, as well as the principles that will govern the management and control of the radioelectric spectrum. On September 19, 2000, Telefónica filed a reconsideration petition against certain issues of Decree No. 764/00. The Court has not as yet ruled on these issues.

The principal strategic objective of Telefónica is to compete successfully and to maintain a leadership position in the Argentine telecommunications industry. Telefónica has been preparing to do so; however, there can be no assurance that the consequences of the introduction of competition, would not materially and adversely affect the business, the financial position or the results of operations of Telefónica. While there can be no such assurance, in the opinion of Telefónica´s management, the implementation of Telefónica´s business strategies will continue having a beneficial effect on the future competitiveness of its telecommunications business, mitigating the negative effects of the increasing competition in the Argentine market.

Tariff Regulation

Decree No. 264/98 provides a 4% reduction (in constant dollar terms) in rates to be applied to basic telephone service rates during each year of the transition period, which finished on October 10, 1999. During the seven years subsequent to the transfer date (November 8, 1990), Telefónica had applied similar 2% tariff reductions, principally through reduction in domestic long distance service charges. During the transition period 90% of such reduction had to be applied to domestic long distance services. Also, during such period, Telecomunicaciones Internacionales de Argentina Telintar S.A. ("Telintar") (subsequently Telefónica as it successor) had to reduce its international annual rates by 4% during the transition period. On November 3, 1999, the Secretary of Communications ("the SC") issued Resolution No. 2,925/99, whereby, based on the assumption of the nonexistence of effective competition as of such date provided 5.5% annual reductions in basic telephone service rates for the period November 1999 through November 2000. Such reduction was applied to the following services: detailed billing, domestic and international long-distance. Likewise, the starting date of the domestic and international long-distance reduced rate was brought forward.

Decree N° 764/00 on telecommunications deregulation establishes that providers may freely set rates and/or prices for the services rendered and for customer categories, which shall be applied on a nondiscriminatory basis. However, if there were no "effective competition", the historical providers of such areas shall respect the maximum rates established in the General Rate Structure. Below the values established in such rate structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups.

Except for areas and services where effective competition is demonstrated to exist, the rate agreements established a maximum rate per pulse denominated in U.S. dollars. These agreements also provided for the right of Telefónica to adjust this rate for changes in the Consumer Price Index of the United States of America on April 1 and October 1 of each year. However, Law of Public Emergency and Currency Exchange System Reform, dated January 6, 2002, provides that, in the agreements executed by the Federal Administration under public law regulations, including public works and services, indexation clauses based on foreign countries price indexes or any other indexation mechanism are annulled. In this regard, it sets forth that the prices and rates resulting from such provisions shall be established in pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate. Furthermore, Section No. 9 of the above-mentioned Law authorizes the National Executive Power to renegotiate the above-mentioned contracts taking into account the following criteria in relation to public utility services: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

In April 2000 and March 2001, Telefónica, Telecom Argentina Stet-France Telecom S.A. ("Telecom"), and the SC executed rate agreements which, subject to the approval by the Ministry of Economy and of Infrastructure and Housing, provided the terms under which the price caps would be applied:

i) price cap for the period beginning November 8, 2000 and ending November 7, 2001: the SC established that the rate reduction for the period beginning November 8, 2000 and ending November 7, 2001 would amount to 6.75%. The reduction would be applied through: a) discount plans that were effective as from March 2000 (commercial and government basic rates, local measured service, and the application of certain preferential rates of internet access), the non-application of charges set forth in Resolution N° 2,926/99 until November 8, 2001 and the non-application over the year of the two semiannual adjustments to the pulse value for the US Consumer Price Index; b) given that such plans were brought into effect before schedule, the accumulated effects of the above-mentioned rate reductions would be applied to the computation of price caps for the periods beginning November 8, 2000 and ending November 7, 2002 adjusted at an interest rate of 12% per year; and c) furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the tariff structure, and the additional 0.75% reduction would be applied as defined by the Licensees.

ii) price cap for the period beginning November 8, 2001 and ending November 7, 2002: the SC established that the efficiency factor for the price cap applicable for the period beginning November 8, 2001 and ending November 7, 2002 would amount to 5.6%. This rate reduction is to be implemented through: a) the non-application of the two adjustments to the pulse value for the US Consumer Price Index for the year, adjusting the effect at the 12% annual rate in order to measure it against the total expected 5.6% reduction, b) any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period beginning November 8, 2000 and ending November 7, 2001, as well as any balance remaining in respect of a variety of items included in the 2000 price cap; c) any unapplied price cap portion remaining after the rate reductions mentioned in a) and b) above; with respect to the 5.6% rate reduction, it should be applied in the following manner: 70% as provided by Telefónica, 15% to the local service, and 15% to other services as required by the SC, other than monthly basic charges and the local measured service.

iii) price cap for the period beginning November 8, 2002 and ending November 7, 2003: the SC established that the efficiency factor could not exceed 5%, but it did not set its value.

Although the reductions mentioned in point i), and the early reductions referred to in point ii), are being applied by Telefónica, the related agreements have not been yet approved by the Ministry of Economy and of Infrastructure and Housing. As of the issuance date of these financial statements, the effect of the discount plans implemented has not been established as compared to rate reduction percentages provided by such agreements, and the regulatory agency has not approved how to apply the rate reduction mentioned in point i).

On the other hand, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios ("Consumidores Libres") on October 4, 2001, a precautionary measure requested by the plaintiff was awarded ordering the Federal Government, Telefónica and Telecom that they do not apply the adjustment to the pulse for the US Consumer Price Index until final judgment is rendered in the case. Against the above-mentioned legal proceedings, Telefónica filed an appeal to the Supreme Court of Justice rejecting the arguments contained in such judgment and a decision regarding such matter is pending.

In the opinion of Telefónica's Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. As of March 31, 2002, these maximum rates are determined by applying to rates effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000, and November 8, 2001, under the above-mentioned agreements.

The rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system described above. Based on current rate regulation mechanisms, and considering Telefónica's defense against the above legal proceedings, in the opinion of Telefónica's Management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefónica's financial position or a significant adverse effect on its results of operations.

In this context, in connection with the agreements executed by the Federal Administration under public law regulations, including public works and services, Law No. 25,561 provided for: (i) the annulment of dollar or other foreign currency adjustments and indexing provisions; (ii) the establishment of an exchange rate for dollar-denominated prices and rates ($1 = US$ 1); and (iii) the authorization for the National Executive Power to renegotiate the conditions of the above-mentioned contracts taking into account the following criteria: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

Through Decree No. 293/02, dated February 12, 2002, the National Executive Power entrusted the Economy Ministry the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. In this context, the contractual renegotiation proposals must be submitted to the National Executive Power within 120 days after the effective date of this Decree. Telefónica has fulfilled its duty to submit the information required by the Government.

As of the date of issuance of these financial statements, Telefónica's Management is unable to foresee the final result of the negotiation under Law No. 25,561 or the rate scheme to be effective in the future; it is possible that such rate scheme will not maintain its value in U.S. dollars or constant pesos over time in accordance with any potential future increase in general price levels ("G.P.L."). Although, according to Telefónica's legal counsel opinion, under general administrative law principles applicable to the Transfer contract and List of conditions, future rates should be fixed at a level which is sufficiently fair to cover service costs, if future rates evolve at a pace well below G.P.L., it would have a material adverse effect on Telefónica's future financial position and results of operations.

As described above, Telefónica will have to renegotiate telephone service future rates with the Argentine Government, as a result of the passing of Law No 25,561. In consequence, although Telefónica has maintained the booked value of certain noncurrent assets relating to the telecommunications business on the basis of estimates according to information currently available, the future telephone service rates and, as a result, the amount of future telecommunications service revenues and net cash flow can not be predicted. Consequently, the recoverability of such assets of Telefónica as of March 31, 2002 in the amount of 5,322 million depends on the final outcome of such renegotiation.

Additionally, Decree No. 764/00 on telecommunications deregulation establishes that providers may freely set rates and/or prices for the services rendered and for customer categories, which shall be applied on a nondiscriminatory basis. However, if there were no "effective competition", the historical providers of such areas shall respect the maximum rates established in the General Rate Structure. Below the values established in such rate structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups.

To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service obtained 20% of the total revenues for such service in the local area of the Basic Telephony Service involved. Effective competition shall be considered to exist in the provision of national or international long-distance services for the calls originated in a local area of the Basic Telephony Service, when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them, offers more than one long-distance destination. In addition, Decree No. 764/00 has reduced the interconnection price for the origin and destination of the calls in the local areas to 1.1 cents/minute for districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones every 100 inhabitants and to 1.3 cents/minutes for the rest of the districts and in the areas included in the original license of independent operators and to 0.30 cents/minutes for the traffic within the local areas. A six-monthly 3% price cap will be applied to the values indicated above during the first two years after these rules and regulations become effective.

Financial situation and concentration of credit risk

As of March 31, 2002, Telefónica does not have other balances or operations that represents significant concentration of credit and operations, except for the balances and operations with the Argentine Government (Federal, Provincial and Municipal Government and Governmental agencies). Trade receivables from the Argentine Government as of March 31, 2002 and 2001 amounted to 98 million and 77 million, respectively. The percentage of net revenues derived from services rendered to the Argentine Government for the three-month periods ended March 31, 2002 and 2001, were approximately 3.2% in both periods. Out of the above-mentioned balances as of March 31, 2002 not yet collected as of the issuance date of these financial statements, 92 million were past due as of March 31, 2002. On the basis of Telefónica's current collection efforts and the information available as of the date of issuance of these financial statements about Argentina's future economic perspectives, Telefónica's Management has estimated the possible collection terms and conditions of the receivables from government entities mentioned above. The estimated financial effects of the possible deferral of collections from such government agencies has been considered to determine Telefónica's allowance for doubtful accounts as of March 31, 2002. The portion of net value booked related to these receivables that Telefónica estimates will be collected over 12 months, which amounts to 52 million, has been classified as noncurrent as of March 31, 2002.

As of March 31, 2002, Cointel and Telefónica owed a total amount of approximately 2,621 million (equivalent to US$920 million) to related parties, which matures until October 2002. These agreements establish the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of payables ("events of anticipated maturity") if there are changes in the companies' equity, economic and financial situation that due to their adverse nature may affect the ability to comply with the obligations assumed in such agreements or if there are restrictions that may limit the ability of such companies to repay their debts.

The creditor has advised Cointel and Telefónica that for the twelve-month period as from February 25, 2002, (beyond the due date of such debts): (i) the effects of the Public Emergency and Currency Exchange System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, effective in Argentina shall not be considered by the creditor as an event of default; (ii) the creditor shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements and (iii) the creditor shall not declare that debts have become due and payable for Cointel's failure to meet certain financial ratios.

Cointel and Telefónica have followed a financing policy that has combined the use of internally generated funds with the use of third-parties and majority shareholder financing. As of March 31, 2002, Cointel's consolidated current assets in foreign currency are lower than current liabilities in foreign currency in the amount of 3,350 million (equivalent to US$1,172 million).

Cointel and Telefónica have prepared their financing projections and plans expecting to cover future fund needs to continue their investment plan and face short and long-term debt mainly with funds generated by Telefónica's operations plus, as it is possible, by the evolution of current economic measures, bank loans and access to capital markets; or otherwise, requesting for long-term refinancing of their payables.

However, owing to the macroeconomic situation described in "Evolution of the Current Economic Situation in Argentina", as of the date of issuance of these financial statements, third parties' credit lines are not available in amounts sufficient to enable Cointel and Telefónica to, together with internally generated funds, meet Cointel and Telefónica's current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions.

While the restriction to transfer funds abroad (described in detail in "Evolution of the Current Economic Situation in Argentina") provided by the BCRA is in force, or should it be extended beyond August 12, 2002, Cointel and Telefónica are unable to ensure that the BCRA will authorize principal payments to foreign creditors over the repayment term and under conditions established originally. Current debt maturities affected by this situation amount to 3,330 million. In addition, 3,155 million classified as noncurrent in the balance sheet of such companies, result from agreements providing that the amounts owed would become immediately due and payable (after certain steps have been followed) if other obligations are not met as could be the case of the current payables above.

On the other hand, TESA has advised Cointel and Telefónica that, as of the date of issuance of these financial statements, it is still evaluating the Argentine macroeconomic context and analyzing financing alternatives for these companies, including the possibility of refinancing or not over long-term its current loans to Cointel and Telefónica and, if necessary, providing additional financing.

Consequently, Cointel and Telefónica's ability to settle their payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by their direct or indirect controlling companies.

Should no financing alternatives be available for Cointel and Telefónica or should Cointel and Telefónica not succeed in obtaining refinancing, such companies would not have sufficient funds available to meet their current liabilities (including those disclosed as current on the balance sheets as of March 31, 2002 of such companies and such liabilities that would turn into current payables if creditors claimed a default) payable to local and foreign creditors.

Although Cointel and Telefónica will make their best effort to obtain such financing, as of the date of issuance of these financial statements, it is not possible to ensure what the result of such negotiations will be or if the restrictions for making transfers abroad will enable Cointel and Telefónica to settle their current liabilities in the normal course of business and maintain their normal operations.

Net Revenues

Net revenues decreased by 7.4% to 617 million in 2002 from 666 million in 2001.

The following table shows the main operating revenues in million of pesos by service category for 2002 and 2001 (net of intercompany transactions):

	2002	2001
Basic Telephone service		
Measured service	186	192
Monthly basic charges (1)	167	167
Special services	77	69
Installation charge	11	14
Public phones	47	67
Access charges	64	64
International long-distance service	18	35
Telephone equipment	6	18
Publishing of telephone directories	9	9
Other	32	31
Total	617	666

(1) Includes monthly basic charges and charges for supplemental services.

The main variances are due to the following reasons:

Measured service

Measured service includes revenues that Telefónica collects from the traffic of local and domestic long-distance calls made by its own customers to other of its own customers through Telefónica's network, and by customers of other operators routed through Telefónica's networks as well as other operators' network. In this latter case, Telefónica bills and collects revenues for call completion, while, conversely, Telefónica pays other operators for the cost of using their networks.

The variation was principally due to a decrease in the average number of billable domestic long-distance lines of 7.3% (considering increases and decreases in domestic long-distance lines as a consequence of competition through the so-called "presubscription" process) and a decrease in long-distance and local services 6.6% in pulses consumed primarily as a result of the country's economic situation. These effects are offset by a decrease in commercial and low-consumption discounts.

Monthly basic charges

Monthly basic charges, which include the rate for both prepaid and measured services, as of March 31, 2002 and 2001, amounted to 167 million, and no significant variances can be noticed from one period to another.

Special services

The changes were principally due to an increase of 87.0% in the use of prepaid calling cards. Such increase was offset by a decrease on revenues from internet calls (internet traffic decreased 23.7% to 1,343 million minutes in 2002 from 1,761 million minutes in 2001).

Installation charges

The change was principally due to a decrease of 58.5% in the amount of basic telephone lines installed during 2002. The variation was partially offset by a decrease in commercial discounts.

Public phones

The decrease was due to decreased average interconnection usage of 21.4% of pay-phones operated by third parties ("telephone stations") and a decrease of 20.6% in consumption of semipublic service. Additionally, revenues from telephone public cards decreased 3.7 million. This variation was partially offset by a decrease in the commercial discounts granted to telephone station owners.

Access charges

Access charges revenues as of March 31, 2002 and 2001, amounted to 64 million. In 2002, revenues from long distance operators and cellular telephony decreased due to lower consumption and decreased rates; such decrease was offset by a increase revenues from the lease of lines to public telephony service providers.

International long-distance service

International long-distance service revenues decreased by 48.6% to 18 million in 2002 from 35 million in 2001. The changes were principally due to a decrease in consumed minutes.

Telephone equipment

The change was the result of the country's economic situation.

Publishing of telephone directories

Revenues from publishing of telephone directories in 2002 and 2001, totaled 9 million, and no significant variations are to be noticed from one period to another.

Other

Other revenues increased from 31 million in 2001, up to 32 million in 2002, therefore implying a 3.2% increase. Other revenues did not reflect significant variations.

Cost of Services Provided, Administrative Expenses and Selling Expenses

Cost of services provided, administrative expenses and selling expenses ("operating costs") decreased to 497 million in 2002 from 534 million in 2001.

The following table shows the breakdown of expenses in million of pesos for 2002 and 2001 (net of intercompany transactions):

	2002	2001
Salaries and social security taxes	85	90
Depreciation and amortization (1)	158	154
Fees and payments for services	102	140
Material consumption and other	13	11
Management fee	27	26
Allowance for doubtful accounts	60	46
Sales costs	5	22
Other	47	45
	497	534

(1) Excluding the portion classified as financial expense.

Salaries and social security taxes

The decrease was due to a significant headcount reduction in Telefónica, which decreased to 9,418 in 2002 from 9,820 in 2001.

Lines in service per employee increased to 483 in 2002 from 447 in 2001, which represents an increase of 8.1%.

Depreciation and amortization

Total depreciation and amortization increased by 2.6% to 158 million in 2002 from 154 million in 2001. The change was principally due to the completion of different works in progress and the acquisition of fixed assets after March 31, 2001, the depreciation of which started as of such date.

Fees and payments for services

The variation was basically generated by the decrease in: (i) advisory and consulting expenses by 12.5 million primarily as a result of expenses incurred in 2001 due to Telefónica's business reorganization; (ii) building maintenance expenses by 2.3 million, resulting primarily from commercial office refurbishing in 2001; (iii) advertising expenses by 16.0 million related to the completion of certain advertising campaigns carried out in 2001; (iv) sales commission expenses by 3.7 million; and (v) charges for interconnection with other operators by 4.7 million due to rate reduction and decreased consumption.

Material consumption and other

Costs for consumption of materials and other supplies increased from 11 million in 2001 to 13 million in 2002, which represents an 18.2% increase. This variation is primarily the result of price changes in certain imported supplies.

Allowance for doubtful accounts

The charge for the allowance for doubtful accounts increased to 60 million in 2002 from 46 million in 2001. This represents a 30.4% increase. This change arises mainly from the estimated effect of the Argentine macroeconomic situation on collection terms and delinquency levels, which has affected significantly certain types of customers.

Sales cost

The decreased cost of sales results mainly from the decrease of telephony equipment and accessories sales.

Other

The "Other" charge to income increased from 45 million in 2001 to 47 million in 2002, which represents a 4.4% increase. This is primarily the result of higher rent expenses for 5 million related to satellite and submarine cable leases denominated in foreign currency partially offset by a reduction in other operating expenses.

Financial Gains and Losses

Consolidated gross capitalized interest totaled 4 million in 2002 and 9 million in 2001.

In line with Resolution MD No. 3/2002 from the CPCECABA, as described in Notes 2.3. and 2.6.g) to the Company's financial statements for the three-month periods ended March 31, 2002 and 2001, Telefónica and its controlled company Telinver S.A. capitalized exchange differences for an amount of 988 million in fixed assets and intangible assets as of March 31, 2002, net of depreciation and amortization.

Financial Gains and Losses amounted to a loss of 2,589 million in 2002, after the capitalization of exchange differences, and 33 million in 2001. The change was mainly due to the effect of the Argentina's peso devaluation on the net position of assets and liabilities in foreign currency of Telefónica.

Other Expenses, Net

Other expenses, net decreased to 17 million in 2002 from 20 million in 2001 which represents a 15.0% decrease. This change arose mainly from decreased charges due to less employee termination. Such decrease was partially offset by an increase in allowance for contingencies.

Net loss of spun-off businesses

Includes loss of spun-off businesses in the reorganization process for January, 2001. See Note 5.1.a) to the Company's financial statements for the three-month periods ended March 31, 2002 and 2001.

Net (Loss) Income for the period

As a result of the factors discussed above, net (loss) income amounted to a loss of 2,484 million in 2002 and a gain of 44 million in 2001.

Media Business

The Company looks to TESA's global media affiliate, Telefónica Media S.A., to set the business strategy for Atco and AC. The Company considers Atco and AC to be passive investments.

On the basis of financial information available as of March 31, 2002, Atco presents negative shareholders' equity. Also, given that the Company is under no obligation to make capital contributions to Atco for the purpose of restoring the latter's negative shareholders' equity, the Company valued its investment in Atco as of March 31, 2002 at nil, to adjust it to its estimated recoverable value, and did not book any related liability Additionally, as of March 31, 2002, the Company decided to value the investment in AC at nil, to adjust it to its recoverable value pursuant to information available as of such date.

Company's Liquidity and Capital Resources

As of March 31, 2002, the Company's total liabilities amount to 1,789 million, which consist of 22 million in negotiable obligations (including interests as of that date), 1,453 million of payables to related parties, 308 million related to the Company's investment in Cointel (see Note 2.6.c)1. to the Company's financial statements as of March 31, 2002 and 2001) and 6 million in tax liabilities, other payables and short-term accounts payable.

As of March 31, 2002, the Company's cash and cash equivalents amount to 0.1 million.

Historically, the Company has funded its capital requirements principally through cash dividends from Cointel, fees collected for financial services and other services rendered to TESA Arg., as operator, proceeds from dispositions of its ownership interests and other assets, and bank borrowings.

The Company's principal source of cash has traditionally been dividends paid to it by Cointel. Cointel paid to its shareholders an aggregate of 1,452 million in cash and in-kind dividends from January 1, 1994 through March 31, 2002. Cointel did not pay dividends during the three-month periods ended March 31, 2002 and 2001. Cointel's principal source of cash revenues is the cash dividends paid to it by Telefónica. Telefónica paid Cointel an aggregate 1,190 million in cash dividends from January 1, 1994 through March 31, 2002. Telefónica did not pay dividends during the three-month period ended March 31, 2002.

In 1997 the Company began receiving significant fees for financial advisory and other services it renders to TESA Arg. under the Company Advisory Contract. During 2002 and 2001, the Company collected 0.1 million and 16 million, respectively. As of the issuance date of these financial statements, TESA Arg. repaid 8.8 million of its debt as of March 31, 2002 of the fee mentioned above. Such repayment was made through a credit compensation (4.7 million) and in cash (4.6 million). See Note 16. to the Company's financial statements as of March 31, 2002 and 2001.

The Company uses its funds mainly to pay principal amount and interest on its debt, to acquire ownership interest and to make capital contributions to controlled companies and related companies. During 2002 and 2001 the Company did not pay dividends.

As a consequence of the transfer of the Company's shares to TESA, as explained in "Agreement between the Company's Former Principal Shareholders and TESA", that materialized a "Change of Control" as defined in the Negotiable obligations issuance terms and conditions; and as provided in its terms and conditions, the Company has granted to the noteholders the right to request the Company to repurchase their Negotiable obligations at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest through February 14, 2001 ("the Repurchase Date"). Therefore, on the Repurchase Date and in March 2001, the Company repurchased part of such Negotiable obligations for a face value of 464.9 million, and had to pay 469.5 million plus interest and applicable taxes. The funds required to repurchase the bonds were obtained through a loan from TISA in the amount of US$530.1 million. See Note 11.3.d. to the Company's financial statements as of March 31, 2002 and 2001. Additionally, in August 2001, the Company decided to accept an offer to repurchase the balance of Serie C Negotiable Obligations, whose face value amounted to 0.3 million.

On October 9, 2001, as a consequence of the CNV solicitation from July 20, 2001, the Company's Board of Directors resolved to call a Special Series A and B Noteholders' Meeting to be held on October 30, 2001, which was celebrated in second call on November 12, 2001, to request an authorization to eliminate and/or modify certain commitments assumed in connection with the issuance terms and conditions of such Obligations negotiable ("the Authorization"). Additionally, on October 12, 2001, the Company's Board of Directors resolved to repurchase Series A and B negotiable obligations from its noteholders ("the Purchase Offer"), at a purchase price, in cash, equivalent to 100% of the principal amount ("the Repurchase Price") plus interest accrued and unpaid through the day immediately preceding to the repurchase date ("the Second Repurchase Date"). As a result of the Purchase Offer on November 13 and December 5, 2001, the Company repurchased Negotiable Obligations for a face value of US$20.3 million plus interest accrued and taxes related. The funds required to repurchase negotiable obligations were partially obtained through a loan from TESA in the amount of US$11 million. See Note 11.3.d. to the Company's financial statement as of March 31, 2002 and 2001. The cost derived from the above-mentioned repurchase, including legal and technical advisory fees and the Authorization Fee, amounted approximately to 1 million, which had been accrued as of December 31, 2001.

On February 12, 2002, the Company cancelled the balance of the principal of Negotiable Obligation Series A that amounted to US$7.0 million and interest accrued as of such date.

After the repurchases and repayments mentioned above, the Company has cancelled approximately 98.5% of the Negotiable Obligations for a face value of 492.4 million. As the Company intends to repay the Negotiable obligations during the next twelve months, it has classified the principal amount of US$7.6 million as Current bank and other financial payables as of March 31, 2002. See Note 7. to the Company's financial statements as of March 31, 2002 and 2001.

Through a letter dated November 5, 2001, TISA had informed to the Company that it was its firm intention not to require the repayment of the principal amount of the outstanding loan until December 31, 2003. Subsequently, through a letter dated February 25, 2002, TISA notified that the commitment assumed by such company, mentioned in the letter dated November 5, 2001 was no longer effective. Consequently, the Company has classified such loan as "Current liabilities – Accounts payable to related parties" as of March 31, 2002.

According to the above-mentioned, as of March 31, 2002, the balance of the principal related to TISA's loan, after the interest capitalization mentioned above, amounted to US$499.9 million (equivalent to $1,425 million as of March 31, 2002). In obtaining the above-mentioned loan, the Company has assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on the Company or any of its affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: 1) upon the Company defaulting on any of the commitments assumed under the loan agreement, 2) in the event of any change in the Company's controlling shareholder, 3) if the Company or its affiliates are unable to comply with their obligations, 4) changes in the Company's main business activity, 5) if the Company or any of its affiliates lose the government licenses obtained and 6) if there are changes in the Company's equity, economic and financial situation that due to their adverse nature may affect the Company's ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit the ability of the Company to repay its debts. Through letter dated on February 25, 2002, TISA, has advised the Company that for the twelve-month period as from February 25, 2002, (beyond the due date of such debt): (i) the effects of the Public Emergency and Currency Exchange System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, effective in Argentina shall not be considered by the creditor as an event of default; and (ii) the creditor shall not consider that, as of such date, an acceleration event has been verified under the agreement regarding restrictions that may limit the Company's ability to make the payments due under the agreement with TISA.

As of March 31, 2002, current assets in foreign currency are lower than current liabilities in foreign currency in the amount of approximately 1,475 million (equivalent to US$517 million as of March 31, 2002). See Note 11.3.d. to the Company's financial statement as of March 31, 2002 and 2001.

The Company is evaluating Cointel's financing needs considering the Argentine economic situation and the current difficulties to have access to credit. See Note 2.6.c)1. to the Company's financial statement as of March 31, 2002 and 2001.

The Company has prepared its financing projections and plans expecting to cover future fund needs to face short debt mainly with funds generated by operations plus, as it is possible, by the evolution of current economic measures, bank loans and access to capital markets; or otherwise, requesting for long-term refinancing of its payables.

However, owing to the macroeconomic situation described in Note 10. to the Company's financial statements for the three-month periods ended March 31, 2002 and 2001, as of the date of issuance of these financial statements, third parties' credit lines are not available in amounts sufficient to enable the Company to, together with internally generated funds, meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

On the other hand, TESA has advised the Company that, as of the date of issuance of these financial statements, it is still evaluating the Argentine macroeconomic context and analyzing financing alternatives for the Company, including the possibility of refinancing or not over long-term its current loans to the Company and, if necessary, providing additional financing.

Consequently, the Company's ability to settle its payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by its direct or indirect controlling companies.

Should no financing alternatives be available for the Company or should the Company not succeed in obtaining refinancing, the Company would not have sufficient funds available to meet its current liabilities payable to local and foreign creditors.

Although the Company will make its best effort to obtain such financing, as of the date of issuance of these financial statements, it is not possible to ensure what the result of such negotiations will be or if the restrictions for making transfers abroad will enable the Company to settle its current liabilities in the normal course of business and maintain its normal operations.

Trend Information

The Company's main activity is its indirect ownership interest in Telefónica through Cointel. Therefore, the information about trends that follows corresponds to Telefónica's activities.

Telecommunications Business

With the advent of competition since November 1999 and as fully liberalized competition commenced on November 8, 2000, operators under additional new licenses began to provide one or more of local, domestic long-distance and international service. Telefónica expects that the level of competition in its markets will increase in the future. As of December 2001, more than 26 new telephony licenses for local and/or long-distance services have been granted under Resolution 16,200/99. These licensees were not entitled to launch their services until November 2000 when the full liberalization was introduced. As of March 10, 2002, 8 licensees are providing local and/or fixed long-distance telephone service. These companies are Techtel S.A., Impsat, Keytech (which is operated by AT&T Latin America), CTI, Movicom Bell South, Comsat, Telefónica (in the Northern Region) and Telecom (in the Southern Region).

Telefónica is subject to competitive pressures due to the development of increased domestic and international transmission capacity. Additionally, as competition becomes more prevalent, prices paid for services may keep falling below tariff rates, perhaps significantly.

As a result of the pre-subscription process through which customers are able to select a provider of long-distance, certain local services customers of Telefónica opted for one of the other long-distance operators (Movicom/CTP, Keytech, Techtel, Comsat, Impsat, CTI/Integrales and Telecom), and certain Telecom local services customers opted for Telefónica or for Movicom/TCP or the others as their new provider of service. As of February 3, 2002, the total number of customers gained (approximately 270,000 lines) do not compensate for the customers of Telefónica in those customer segments that have opted for other providers (approximately 754,000 lines). In the near future, customers will select the long-distance call provider by dialing a three-digit code. Telefónica believes that any additional loss of long-distance revenues when this new system is implemented will depend on the specific service and price offerings, which may vary among operators.

Because there is no precedent for competition in the Argentine telecommunications market among providers of basic telephone services, and since the recent devaluation for the Argentine peso is a dramatic change to what have been the economic conditions under which all domestic companies have run their businesses during the last years, Telefónica is unable to predict the precise extent of future losses of market share, the speed with which it might occur or the effect on Telefónica's overall operations or revenues.

The principal strategic objective of Telefónica is to compete successfully and to maintain a leadership position in the Argentine telecommunications industry. Telefónica has been preparing for the new competitive environment; however, there can be no assurance that the consequences of the introduction of competition will not materially and adversely affect the business, the financial position or results of the operations of Telefónica. While there can be no such assurance, in the opinion of Telefónica's management, the implementation of Telefónica's business strategies will continue to have a beneficial effect on the future competitiveness of its telecommunications business, mitigating the negative effects of increasing competition in the Argentine market.

Telefónica has followed a financing policy that has combined the use of internally-generated funds with use of third-party and majority-shareholder financing.

Telefónica has prepared its financing projections and plans expecting to cover future fund needs to continue its investment plan and to repay short and long-term debt mainly with funds generated by the operations plus bank loans and access to capital markets. Alternatively, it would request long-term refinancing of its payables.

However, owing to the macroeconomic of Argentina, third parties' credit lines are not available in amounts sufficient to enable Telefónica to, together with internally-generated funds, meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

Since early December 2001, Argentine authorities implemented a number of monetary and currency-exchange exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions on making transfers abroad, with the exception of those related to foreign trade and other authorized transactions.

Telefónica's ability to settle its payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by its direct or indirect controlled companies.

Should not financing alternatives be available for Telefónica or should Telefónica not succeed in obtaining refinancing, Telefónica would not have sufficient funds available to meet its current liabilities payable (including those disclosed as current on Telefónica's balance sheet as of March 31, 2002 as well as those liabilities that would turn into current payables if creditors claimed a default) to local and foreign creditors.

Although Telefónica will make its best efforts to obtain such financing, as of the date of issuance of these financial statements, it is impossible to ensure what the result of such negotiations will be or if the restrictions for making transfers abroad will enable Telefónica to settle its current liabilities in the normal course of business and to maintain its normal operations.

Media Business

The Company looks to TESA's global media affiliate, Telefónica Media S.A., to set the business strategy for Atco and AC. The Company considers Atco and AC to be passive investments. On the basis of financial information available as of March 31, 2002, Atco presents negative shareholders' equity. Also, given that the Company is under no obligation to make capital contributions to Atco for the purpose of restoring the latter's negative shareholders' equity, the Company valued its investment in Atco as of March 31, 2002 at nil, to adjust it to its estimated recoverable value, and did not book any related liability. Additionally, as of March 31, 2002, the Company decided to value the investment in AC at nil, to adjust it to its recoverable value pursuant to information available as of such date.

Item 2

TELEFONICA HOLDING DE ARGENTINA S.A. (formerly known as CEI CITICORP HOLDINGS SOCIEDAD ANONIMA)

Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations for the Years Ended December 31, 2001, 2000 and 1999

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Pistrelli, Díaz y Asociados
Firma Miembro de Andersen

25 de Mayo 487
1002 Buenos Aires
Argentina

Tel 54 11 4318 1600 4311 6644
Fax 54 11 4312 8647 4318 1777

To

TELEFONICA HOLDING DE ARGENTINA S.A.

(formerly known as CEI CITICORP HOLDINGS SOCIEDAD ANONIMA)

1. We have audited the accompanying balance sheets of Telefónica Holding de Argentina S.A. (formerly known as CEI CITICORP HOLDINGS SOCIEDAD ANONIMA) (an Argentine corporation) as of December 31, 2001 and 2000, and the related statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 2001, 2000 and 1999, all expressed in Argentine pesos (Notes 2.1. and 2.3.). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. We conducted our audits in accordance with generally accepted auditing standards in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

3. We did not review the financial statements of Torneos y Competencias S.A. as of March 31, 2001, which were used by the Company to determine the investment in such company as of its disposition date, and consequently, as explained in Note 5.2.a) to the accompanying financial statements, to determine the amount of the other contributions included in the Company's statement of changes in shareholders' equity for the year ended December 31, 2001. The other contributions mentioned above and the gain reported for the aforementioned company for the period ended March 31, 2001, amounted to $9,809,153, and were disclosed under "Non-capitalized contributions – Other contributions" and "Equity in (loss) earnings of ownership interests in related parties ((loss) income attributable to controlled companies and joint venture companies)" in the Company's statement of changes in shareholders' equity and statement of income for the year ended December 31, 2001. The financial statements of Torneos y Competencias S.A. as of March 31, 2001 were

reviewed by other auditors, whose report dated May 31, 2001, has been furnished to us by the Company. Additionally, we did not audit the financial statements of Torneos y Competencias S.A. as of September 30, 2000, the investment in which is reflected in the accompanying financial statements as of December 31, 2000, using the equity method of accounting. The investment in Torneos y Competencias S.A. represents 2.2 percent of total assets as of December 31, 2000. Additionally, we did not audit the financial statements of Forestal Norteña S.A. (former Zapla Forestal S.A.) as of September 30, 1999. The loss reported for the aforementioned companies disclosed under "Equity in (loss) earnings of ownership interests in related parties ((loss) income attributable to controlled companies and joint venture companies)" and "Net income related to the Contract" in the Company's consolidated statements of income amounted to $8,846,381 for the year ended December 31, 2000. The financial statements of Torneos y Competencias S.A. as of September 30, 2000 and the financial statements of Forestal Norteña S.A. (former Zapla Forestal S.A.) as of September 30, 1999 were audited by other auditors, whose reports dated November 14, 2000 and February 7, 2000, respectively, have been furnished to us by the Company. Likewise, we did not audit the financial statements of Torneos y Competencias S.A. as of September 30, 1999, the investment in which, together with the investment in Forestal Norteña S.A. (former Zapla Forestal S.A.) as of September 30, 1999, are reflected in the accompanying financial statements as of December 31, 1999, using the equity method of accounting. The investments in Torneos y Competencias S.A. and Forestal Norteña S.A. (former Zapla Forestal S.A.) represent 2.8 percent of total consolidated assets as of December 31, 1999. Additionally, we did not audit the financial statements of Atlántida Comunicaciones S.A. as of December 31, 1998 and of Zapla Holdings S.A. as of September 30, 1998. The loss reported for the aforementioned companies disclosed under "Equity in (loss) earnings of ownership interests in related parties ((loss) income attributable to controlled companies and joint venture companies)" and "(Loss) Gain from dispositions of ownership interests in related parties, net" in the Company's consolidated statements of income amounted to $69,864,520 for the year ended December 31, 1999. The financial statements of Torneos y Competencias S.A. as of September 30, 1999, of Atlántida Comunicaciones S.A. as of December 31, 1998 and of Zapla Holdings S.A. as of September 30, 1998 were audited by other auditors, whose reports dated November 22, 1999, March 5, 1999 and December 5, 1998, respectively, have been furnished to us by the Company. Consequently, our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

4. As described in Note 17.1. to the accompanying financial statements, in the last few months, a deep change has been implemented in the economic model of Argentina as well as in the Convertibility Law that was in place since March 1991 (whereby the Argentine peso was pegged at parity with the US dollar). The main

consequences of the set of measures adopted by the Argentine Federal Government, which are detailed in the above mentioned note, are (a) the devaluation of the Argentine peso with respect to the US dollar and de-dollarization of certain assets and liabilities in foreign currency held in the country, the effects of which will be recognized in the next period in accordance with generally accepted accounting principles in Argentina ("Argentine GAAP"); (b) the implementation of restrictions on the withdrawal of funds deposited with financial institutions; (c) the restriction on transfers abroad on account of financial loans principal services and dividend distributions without prior authorization from the Banco Central de la República Argentina; (d) the increase in domestic prices and (e) in the case of Telefónica de Argentina S.A. ("Telefónica"), one of the Company's related company, the need to renegotiate with the Argentine Federal Government future rates that Telefónica will charge to its customers for telecommunications services (Note 5.1.a). The future development of the economic crisis may require further measures from the Argentine Federal Government. The accompanying financial statements should be read taking into account the issues mentioned above. As a result of the need to renegotiate with the Argentine Federal Government future rates, the amount of future telecommunications service revenues and net cash flows cannot be predicted. The recoverability of the amount booked as of September 30, 2001 in fixed assets corresponding to the telecommunications business of Telefónica totaling 1,455 million, considering the Company's indirect ownership interest in such company, depends on the effect that the outcome of the rate renegotiation may have on Telefónica's operations. Additionally, the estimated effect of the devaluation on the Company's shareholders' equity, after computing the exchange difference that should be capitalized under generally accepted accounting principles in Argentina could, if the Company's shareholders' equity becomes negative, cause the Company to fall within one of the mandatory capital reduction events or within a dissolution event provided by sections 206 and 94 of the Business Associations Law effective in Argentina.

5. In our opinion, based on our audits and the reports of other auditors, the financial statements mentioned in paragraph 1. present fairly, in all material respects, the financial position of Telefónica Holding de Argentina S.A. (formerly known as CEI CITICORP HOLDINGS SOCIEDAD ANONIMA) as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended December 31, 2001, 2000 and 1999 in conformity with Argentine GAAP.

6. The financial statements of the Company as of December 31, 2001 and the financial statements of its related companies Compañía Internacional de Telecomunicaciones S.A. ("Cointel") and Telefónica as of December 31, 2001 have been prepared assuming that these companies will continue as a going concern. As discussed

in Notes 5.1.a) and 11.3.d. to the accompanying financial statements, as of December 31, 2001 the Company's current assets in foreign currency and Cointel and Telefónica's consolidated current assets in foreign currency are lower than the respective current liabilities in foreign currency of such companies and it is uncertain whether the Company, Cointel and Telefónica will obtain refinancing or additional credit lines to be able to pay their current debt or whether the Banco Central de la República Argentina will authorize transfers abroad to pay to foreign creditors. The situations described above and the potential adverse effect of the outcome of the pending rate negotiation of Telefónica mentioned in paragraph 4., give raise to a substantial doubt about such companies' ability to continue as a going concern. The financial statements as of December 31, 2001 do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of these uncertainties.

7. Certain accounting practices used by the Company in preparing the accompanying financial statements conform with Argentine GAAP, but do not conform with accounting principles generally accepted in the United States of America. See Note 15.

Buenos Aires,
February 26, 2002

PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - F.8

Eduardo C. Coduri
Partner
Certified Public Accountant
Buenos Aires University
C.P.C.E.C.F. Vol. 163 - F.202

TELEFONICA HOLDING DE ARGENTINA S.A. (formerly known as CEI CITICORP HOLDINGS SOCIEDAD ANONIMA) (1)

Registered Address: Tucumán 1 - 18th floor - Buenos Aires - Argentina

FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2001, 2000 AND 1999

Principal Business: Holding Company.

Registration with the Public Registry of Commerce:

- Of the articles of incorporation: October 25, 1976.
- Of the last change to the bylaws: April 18, 2001. See Note 12.

Registration number with the "Inspección General de Justicia" (the governmental regulatory agency of corporations): 6,133.

Duration of the corporation: through October 24, 2075.

Fiscal year-end: December 31.

Controlling company:

Name: Telefónica Internacional, S.A.

Registered address: Tucumán 1 - 17th floor - Buenos Aires - Argentina.

Principal Business: Holding Company.

Controlling shareholding percentage of the Company's capital stock: 99.96%. (See Note 6.6.)

Controlling shareholding percentage of the Company's total votes: 99.97%. (See Note 6.6.)

Capital structure: See Note 6.1.

	Subscribed and paid in
Outstanding common shares (face value 1)	
Class A, 5 votes per share	30,427,328
Class B, 1 vote per share	374,302,032
Total shares authorized for public offering (2)	404,729,360

(1) See Note 12.
(2) See Note 6.6.

HORACIO C. SOARES
President

TELEFONICA HOLDING DE ARGENTINA S.A. (formerly known as CEI CITICORP HOLDINGS SOCIEDAD ANONIMA)

UNCONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000 (1)

(stated in Argentine pesos - see Notes 17.1. and 2.3.)

	2001	2000
CURRENT ASSETS		
Cash	394,664	4,777,817
Short-term investments (Note 16.2.)	1,000,187	3,969,389
Other receivables (Note 3.1.)	752,244	2,060,679
Receivables from related parties (Note 11.1.)	10,039,500	412,400,341
Total current assets	12,186,595	423,208,226
NONCURRENT ASSETS		
Other receivables (Note 3.1.)	12,080,623	7,932,523
Ownership interests in related parties (Note 16.1.)	711,225,092	767,529,179
Intangible assets and deferred charges (Note 16.3.)	277,140,521	332,376,162
Total noncurrent assets	1,000,446,236	1,107,837,864
Total assets	1,012,632,831	1,531,046,090
CURRENT LIABILITIES		
Accounts payable to related parties (Note 11.1.)	493,273,965	350,989
Bank and other financial payables (Note 3.2.)	15,316,333	523,718,026
Taxes payable	382,548	4,920,311
Accounts payable and accrued liabilities	1,313,886	668,462
Other payables (Note 3.3.)	1,037,552	83,905,281
Payroll and social security taxes payable	-	43,761
Total current liabilities and total liabilities	511,324,284	613,606,830
SHAREHOLDERS' EQUITY (per related statements)	501,308,547	917,439,260
Total liabilities and shareholders' equity	1,012,632,831	1,531,046,090

(1) See Note 2.2.a).

The accompanying Notes 1 to 17 are an integral part of these financial statements.

HORACIO C. SOARES
President

TELEFONICA HOLDING DE ARGENTINA S.A. (formerly known as CEI CITICORP HOLDINGS SOCIEDAD ANONIMA)

UNCONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001 AND CONSOLIDATED

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999 (1)

(stated in Argentine pesos - see Notes 17.1. and 2.3.)

	2001 (unconsolidated)	2000 (consolidated)	1999 (consolidated)
Equity in (loss) earnings of ownership interests in related parties (loss) income attributable to controlled companies and joint venture companies) (Note 3.5.)	(21,390,891)	(107,605,802)	20,564,435
Fees for services rendered to related parties, net (Note 11.2.)	52,490,175	65,929,769	70,658,495
Administrative expenses (Note 16.5.)	(4,088,361)	(16,196,030)	(24,887,769)
Unrecoverable value added tax and other taxes	(233,853)	(2,691,681)	(3,590,260)
Amortization of intangible assets and deferred charges (Note 16.3.)	(19,039,909)	(45,085,186)	(42,738,613)
Financial (expense) income and holding (losses) gains, net (Note 3.6.)	(5,373,010)	(98,694,942)	(86,761,181)
Other expenses and income, net	-	(2,791,279)	-
Net income related to the Contract (Note 3.7.)	-	45,863,841	-
Loss from dispositions of ownership interests in related parties (Note 5.2.f)	-	-	(65,623,704)
Special compensation plans for Directors and Executive officers (Note 10.)	-	-	(761,661)
Income (loss) before income tax	2,364,151	(161,271,310)	(133,140,258)
Income tax	-	(27,000,000)	-
Net income (loss) for the year	2,364,151	(188,271,310)	(133,140,258)
Earnings (Loss) per share (2)	0.005	(0.376)	(0.266)

(1) See Note 2.2.a).
(2) Calculated based on weighted average number of outstanding shares during the year.

The accompanying Notes 1 to 17 are an integral part of these financial statements.

HORACIO C. SOARES
President

TELEFONICA HOLDING DE ARGENTINA S.A. (formerly known as CEI CITICORP HOLDINGS SOCIEDAD ANONIMA)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

(stated in Argentine pesos – see Notes 17.1. and 2.3.)

	2001			
	Shareholders' investment		Non-capitalized contributions	
Description	Capital stock	Additional paid–in capital	Irrevocable capital contributions for future share subscriptions	Other contributions
Balance at beginning of year	500,000,000	96,834,235	2,000,000	2,825,103
Reserve for future dividends as approved by the Regular and Special Shareholders' Meeting of April 30, 2001	-	-	-	-
Effect of Telefónica de Argentina S.A.'s spun-off businesses (Note 5.1.a)	-	-	-	-
Other capital transactions (Note 6.5.)	-	-	-	7,671,032
Reduction of the Company's capital stock as approved by the Regular and Special Shareholders´ Meeting of January 18, 2001 and November 2, 2001 and its adjournment of November 15, 2001 (Note 6.6.)	(95,270,640)	(18,450,919)	-	(1,999,947)
Net income for the year	-	-	-	-
Balance at end of year	404,729,360	78,383,316	2,000,000	8,496,188

	2001			
	Retained earnings			
Description	Legal reserve	Reserve for future dividends	Unappropriated earnings	Total
Balance at beginning of year	39,898,655	-	275,881,267	917,439,260
Reserve for future dividends as approved by the Regular and Special Shareholders' Meeting of April 30, 2001	-	240,000,000	(240,000,000)	-
Effect of Telefónica de Argentina S.A.'s spun-off businesses (Note 5.1.a)	-	-	1,220,040	1,220,040
Other capital transactions (Note 6.5.)	-	-	-	7,671,032
Reduction of the Company's capital stock as approved by the Regular and Special Shareholders´ Meeting of January 18, 2001 and November 2, 2001 and its adjournment of November 15, 2001 (Note 6.6.)	(7,602,341)	(240,000,000)	(64,062,089)	(427,385,936)
Net income for the year	-	-	2,364,151	2,364,151
Balance at end of year	32,296,314	-	(24,596,631)	501,308,547

The accompanying Notes 1 to 17 are an integral part of these financial statements.

HORACIO C. SOARES
President

TELEFONICA HOLDING DE ARGENTINA S.A. (formerly known as CEI CITICORP HOLDINGS SOCIEDAD ANONIMA)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

(stated in Argentine pesos – see Note 2.3.)

	2000			
	Shareholders' investment		Non-capitalized contributions	
Description	Capital stock	Additional paid–in capital	Irrevocable capital contributions for future share subscriptions	Other contributions
Balance at beginning of year	500,000,000	96,834,235	-	-
Irrevocable capital contributions for future share subscriptions (Note 6.2.)	-	-	20,235,000	-
Redemption of irrevocable capital contributions for future share subscriptions (Note 6.2.)	-	-	(18,235,000)	-
Other capital transactions (Notes 6.3. and 6.4.)	-	-	-	2,825,103
Net loss for the year	-	-	-	-
Balance at end of year	500,000,000	96,834,235	2,000,000	2,825,103

	2000		
	Retained earnings		
Description	Legal reserve	Unappropriated earnings	Total
Balance at beginning of year	39,898,655	464,152,577	1,100,885,467
Irrevocable capital contributions for future share subscriptions (Note 6.2.)	-	-	20,235,000
Redemption of irrevocable capital contributions for future share subscriptions (Note 6.2.)	-	-	(18,235,000)
Other capital transactions (Notes 6.3. and 6.4.)	-	-	2,825,103
Net loss for the year	-	(188,271,310)	(188,271,310)
Balance at end of year	39,898,655	275,881,267	917,439,260

The accompanying Notes 1 to 17 are an integral part of these consolidated financial statements.

HORACIO C. SOARES
President

TELEFONICA HOLDING DE ARGENTINA S.A. (formerly known as CEI CITICORP HOLDINGS SOCIEDAD ANONIMA)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

(stated in Argentine pesos – see Note 2.3.)

	1999				
	Shareholders' investment		Retained earnings		
Description	Capital stock	Additional paid–in capital	Legal reserve	Unappropriated earnings	Total
Balance at beginning of year	500,000,000	96,834,235	36,110,040	601,081,450	1,234,025,725
Appropriation of earnings to legal reserve as approved by the Regular and Special Shareholders´ Meeting of April 29, 1999	-	-	3,788,615	(3,788,615)	-
Net loss for the year	-	-	-	(133,140,258)	(133,140,258)
Balance at end of year	500,000,000	96,834,235	39,898,655	464,152,577	1,100,885,467

The accompanying Notes 1 to 17 are an integral part of these financial statements.

HORACIO C. SOARES
President

TELEFONICA HOLDING DE ARGENTINA S.A. (formerly known as CEI CITICORP HOLDINGS SOCIEDAD ANONIMA)

UNCONSOLIDATED STATEMENT OF CASH FLOWS (1) FOR THE YEAR ENDED DECEMBER 31, 2001 AND CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999 (2)

(stated in Argentine pesos - see Notes 17.1. and 2.3.)

	2001 (unconsolidated)	2000 (consolidated)	1999 (consolidated)
CHANGES IN CASH AND CASH EQUIVALENTS			
Cash and cash equivalents at end of year (3)	1,394,851	8,747,206	7,646,571
Cash and cash equivalents at beginning of year	8,747,206	7,646,571	21,650,571 (7)
(Decrease) Increase in cash and cash equivalents	(7,352,355)	1,100,635	(14,004,000)
Causes of changes in cash and cash equivalents			
Cash flows from operating activities:			
Net Income (loss) for the year	2,364,151	(188,271,310)	(133,140,258)
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
Equity in earnings (loss) of ownership interests in related parties	21,390,891	107,605,802	(20,564,435)
Amortization of intangible assets and deferred charges	19,039,909	45,085,186	42,738,613
Financial expense (income) and holding losses (gains), net (4)	(47,998,615)	17,361,879	18,206,949
Net income related to the Contract (4)	-	(67,345,822)	-
Other expenses and income, net	-	2,791,279	-
Loss from dispositions of ownership interests in related parties	-	-	65,623,704
Changes in assets and liabilities:			
Other receivables and fees receivable for services rendered to related parties	5,515,020	(1,001,214)	5,861,214
Other receivables	(2,839,665)	(4,669,333)	(1,888,102)
Accounts payable and accrued liabilities	645,424	(5,188,209)	(823,092)
Taxes payable, payroll and social security taxes payable	(4,581,524)	(5,912,835)	(392,472)
Other payables	(3,218,718)	(5,093,398)	(1,125,669)
Dividends collected (Note 11.2.)	-	68,800,000	795,440
Changes in assets and liabilities in subisidiaries disposed of (5)	-	27,346,354	-
Net cash used in operating activities	(9,683,127)	(8,491,621)	(24,708,108)
Cash flows from investing activities:			
Payables to related parties	-	80,188	3,098,670
Capital contributions (net of reimbursements) and payments for the acquisition of ownership interests in related parties	-	(16,498,515)	(82,340,608)
Receivables from related parties	-	(12,321,481)	(5,811,729)
Other noncurrent assets	-	1,223,262	103,989
Proceeds from dispositions of ownership interests in related parties and other assets (6)	-	162,910,000	126,518,169
Guaranties on disposition of companies	-	(9,698,880)	-
Advance collected for future disposition of related parties	-	80,000,000	-
Proceeds from disposition of Telefónica Class "B" shares	-	-	81,096,807
Liabilities from dispositions of ownership interests in related parties	-	-	(10,750,348)
Other	-	(22,208)	7,454
Net cash provided by investing activities	-	205,672,366	111,922,404
Cash flows from financing activities (8):			
Payables to related parties	492,170,000	135,915,300	-
Proceeds of loans	-	174,023,149	343,293,361
Other increases in bank and other financial payables	276,452	-	-
Repayments of loans	(490,115,680)	(420,828,763)	(454,000,000)
Issuance cost of negotiable obligations and long-term financing	-	(3,020,345)	(7,425,908)
Net funds (paid for) collected from financial instruments (Note 9.)	-	(82,169,451)	16,914,251
Net cash provided by (used in) financing activities	2,330,772	(196,080,110)	(101,218,296)
(Decrease) Increase in cash and cash equivalents	(7,352,355)	1,100,635	(14,004,000)

(1) Cash and cash equivalents. See Note 2.5.
(2) See Note 2.2.a).
(3) Supplemental information on cash flows, see Note 14.
(4) Includes financial (expense) income and holding (losses) gains, net not involving movement of funds.
(5) See Notes 5.2.b) and d).
(6) Additionally, the Company received a promissory note for US$395.3 million for the disposition of Southtel Holdings S.A. See Note 5.2.b).
(7) Additionally, as of December 31, 1998 the Company owns 29.5 million of Telefónica de Argentina S.A. shares.
(8) Additionally, as of December 31, 2000, the Company has received irrevocable capital contributions for future share subscriptions, net of reimbursements, for an amount of 2.0 million. See Note 6.2.

The accompanying Notes 1 to 17 are an integral part of these financial statements.

HORACIO C. SOARES
President

TELEFONICA HOLDING DE ARGENTINA S.A. (formerly known as CEI CITICORP HOLDINGS SOCIEDAD ANONIMA)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

(amounts stated in Argentine pesos, unless otherwise indicated - see Notes 17.1. and 2.3.)

1. BUSINESS AND ORGANIZATION OF THE COMPANY

Telefónica Holding de Argentina S.A. (formerly known as CEI CITICORP HOLDINGS SOCIEDAD ANONIMA) (see Note 12.) ("the Company") is a holding company primarily engaged, through related companies in the telecommunications business ("Telecommunications Business") and the media, programming and content distribution business ("Media Business") in Argentina.

As of December 31, 2001, the Company conducts its Telecommunications Business through its 50.0% interest in Compañía Internacional de Telecomunicaciones S.A. ("Cointel") (see Note 5.1.a), which controls the outstanding capital stock of Telefónica de Argentina S.A. ("Telefónica") through its ownership interest in 100% of Telefónica's Class "A" shares (see Note 8.1.a) and 40.2 million Class "B" shares of Telefónica which represents approximately 2% of Telefónica's outstanding capital stock.

The Company conducts its Media Business in Argentina through its 26.8% ownership interest in Atlántida Comunicaciones S.A. ("Atco") (see Note 5.1.b). Atco is a holding company with a direct and indirect interest in broadcast television companies and in radio stations. Likewise, the Company holds a 26.8% ownership interest in AC Inversora S.A. ("AC"). AC is a holding company with a direct and indirect interest in broadcast television companies (see Note 5.1.c).

On April 11, 2000, certain affiliates of Hicks, Muse, Tate & Furst, Inc. ("Hicks Muse"), including HMTF – Argentine Media Investments Ltd. ("HMTF"), República Holdings Ltd. ("República Holdings") and International Investments Union Ltd. ("IIU") ("HMTF Affiliates") and International Equity Investments, Inc. ("IEI"), a Citibank N.A. subsidiary, (together with HMTF Affiliates, the "Former Principal Shareholders" and from now on the "Participating Shareholders") and Telefónica, S.A. ("TESA") ("the Parties") entered into a Stock Exchange Agreement (the "Stock Exchange Agreement", and from now on "the Contract") whereby, after certain precedent conditions were met, on December 15, 2000, the Participating Shareholders transferred to TESA 80.9% of the Company's capital stock, representing 84.7% of the Company's total votes in exchange for TESA common shares issued. On June 29, 2001, TESA informed the Company that on May 8, 2001, it transferred to Telefónica Internacional S.A. ("TISA"), TESA's wholly owned subsidiary, all of TESA's 80.9% equity interest in the Company. Additionally, as a result of several transactions described in Note 6.6., TISA's equity interest in the Company, increased from 80.9% to 99.96%.

The Company also conducted its Media Business through its 20.0% interest in Torneos y Competencias S.A. ("TyC"), a provider of sports and entertainment programming in Argentina. In May 2001, the Company transferred to ACH Acquisition Co. ("ACH"), an affiliate of the Participating Shareholders, its ownership interest in TyC (see Note 5.2.a). Additionally, the Company was engaged in the cable television business through its indirect 35.9% interest in Cablevisión S.A. ("Cablevisión"). On December 15, 2000, the Company transferred to ACH, its ownership interest in Southtel Holdings S.A. ("Shosa"), whose main asset, as of the disposition date, was its ownership interest in Cablevisión (see Notes 5.2.b) and c).

2. SIGNIFICANT ACCOUNTING POLICIES

2.1. Financial statements required in Argentina

In accordance with generally accepted accounting principles and current legislation in Argentina, the presentation of the parent company's individual financial statements is required. The consolidated financial statements are to be included as supplementary information to the individual financial statements. For the reasons explained in Note 2.2.a) and for the purpose of these financial statements, the Company presents its individual financial statements as of December 31, 2001 and its consolidated financial statements as of December 31, 2000 and 1999. The individual financial statements as of December 31, 2000 and 1999 are not required by the Securities and Exchange Commission of the United States of America ("SEC").

2.2. Basis of presentation

a) The financial statements of the Company for the years ended December 31, 2001, 2000 and 1999 have been prepared in accordance with generally accepted accounting principles in Argentina ("Argentine GAAP") and in accordance with the requirements of the Comisión Nacional de Valores ("CNV") and are presented in Argentine pesos (see Note 2.3.). The financial statements also include certain additional disclosures in order to conform more closely to the form and content required by the SEC.

Until September 30, 2000, the Company filed, for Argentine purposes, individual financial statements, together with consolidated financial statements with its controlled companies Shosa and South Cable Holdings S.A. ("South Cable"). As of December 31, 2001, and as a consequence of the disposition of the Company´s ownership interest in these companies, the Company does not consolidate its financial statements with Shosa and South Cable operations. See Note 5.2.b). Additionally, as of December 31, 2000, the Company consolidates its financial statements with Shosa and South Cable operations through December 15, 2000, date of disposition of these companies. Consequently, and for the purposes of these financial statements, as described in Note 2.1., the Company presents its individual financial statements as of December 31, 2001 and its consolidated financial statements as of December 31, 2000 and 1999. All information related to operations included in these financial statements for the years ended December 31, 2000 and 1999 corresponds to consolidated financial information of the Company and its subsidiaries Shosa and South Cable through December 15, 2000, date of disposition of these companies.

All material intercompany accounts and transactions have been eliminated in consolidation.

i) Shosa

On December 11, 1998, the Company and a minority shareholder organized Shosa, a company engaged in investing in other companies. See Note 5.2.b).

ii) South Cable

On August 24, 1999, the Company and Shosa organized South Cable, a company engaged in investing in other companies. See Note 5.2.d).

The information on the Company´s consolidated subsidiaries is as follows:

Issuer	Shareholders' equity as of December 31, 1999	% of capital and votes held by the Company as of December 31, 1999
Shosa	582,495,864	100.0
South Cable	49,804,000	100.0

b) In accordance with Argentine GAAP, Forestal Norteña S.A. ("Forestal Norteña"), subsidiary carrying out dissimilar activities, has not been consolidated as of December 31, 1999 and is recorded as long-term ownership interest in related parties valued by the equity method. As of December 31, 2001 and 2000, the Company sold its ownership interest in Forestal Norteña. See Note 5.2.e).

2.3. Presentation of financial statements in constant Argentine pesos

The financial statements fully reflect the effects of changes in the purchasing power of money through August 31, 1995, by restating amounts in constant pesos by the method required by Technical Resolution ("RT") No. 6 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas ("FACPCE"). In compliance with applicable CNV resolutions, effective September 1, 1995, the Company discontinued the application of the restatement method but maintained the restatements recorded until that date.

This method is allowed by Argentine GAAP provided that the change in the price index applicable for restatement purposes does not exceed 8% during the fiscal year. The change in the above index during each of the fiscal years ended as from September 1, 1995 was below that maximum limit.

2.4. Generally accepted accounting principles

When preparing these financial statements, the Company applied the valuation methods required by applicable CNV resolutions which, in the Company's case, do not differ from those required by the FACPCE. See Note 2.7.

Furthermore, in connection with certain accounting issues related to the Public Emergency and Currency Exchange System Reform Law, in January 2002 the Buenos Aires City Professional Council ("CPCECABA") issued Resolution MD No. 1/02 that established, among other things, that assets and liabilities in foreign currency as of December 31, 2001, must be valued at the exchange rate effective as of the last day on which transactions in foreign currency were made in Argentina. In the case of the US dollar, the applicable exchange rate is US$1 = $1, which was the exchange rate effective under Law No. 23,928 (Convertibility Law) as of year-end. Additionally, in line with the above, on January 23, 2002, the CNV approved General Resolution No. 392. See Note 17.1.

2.5. Statement of cash flows

In the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents. The Company uses the indirect method, which requires a series of adjustments to the year's net income (loss) to arrive at the cash flow used in operating activities.

2.6. Valuation methods

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses of each year. The ultimate results may differ from those estimates.

The principal valuation methods used in the preparation of the financial statements are as follows:

a) Cash, receivables and liabilities

- In local currency: at nominal value.
- In foreign currency: they have been converted at the exchange rates prevailing as of each year-end for the settlement of the transactions concerned. Exchange differences have been credited/charged to income of each year. The respective detail is included in Note 16.4. See Note 17.1.

Receivables and payables include the portion of the related financial income (expense) accrued through the end of each year, if applicable.

b) Short-term investments

- Foreign currency deposits: at nominal value plus interest accrued through the end of each year, translated at the exchange rate prevailing at each year-end for the settlement of these transactions. See Note 17.1.

- Local currency deposits: as of December 31, 2000, at nominal value plus interest accrued through the end of such year.

c) Long-term investments

1. Ownership interests in related parties valued by the equity method

The Company and certain of its ownership interests in related parties are subject to the reporting rules imposed by the CNV on companies that it regulates. In general, such rules require that such companies report their quarterly results of operations within 42 days after the end of their quarters and their annual results of operations within 70 days after the end of the fiscal year or, for both cases, two days following their approval by the Company's Board of Directors, whichever occurs first. Because the Company has ownership interests in related parties most of which are regulated by the CNV and tend to report their quarterly and annual results of operations at the end of such 42-day and 70-day periods or, for both cases, two days following their approval by the Company's Board of Directors, whichever occurs first, the Company includes the transactions of ownership interests in related parties with a lag of three months, adjusted, if applicable, for significant events occurred during the three-month lag.

The investments in Cointel as of December 31, 2001 and 2000 and in TyC and Atco as of December 31, 2000, have been valued by the equity method of accounting using the financial statements of these companies as of September 30, 2001 and 2000, respectively, adjusted, if applicable, for significant events occurred during the October-December 2001 and 2000 quarters, respectively, as mentioned below.

During the quarter October-December 2000, Atco made certain adjustments described in Note 5.1.b). The Company recorded a loss of 86.9 million corresponding to such adjustments, and the net loss for the quarter ended December 31, 2000, proportionally to its shareholding interest, and according to available information provided by Atco's management, decreasing Atco's equity value as of December 31, 2000, by 95.9 million. The Company's Management believes that there were no other significant events during the October-December 2001 and 2000 quarters that could significantly affect the value of such investments as of December 31, 2001 and 2000, respectively.

The financial statements of the related companies were prepared in accordance with accounting principles consistent with those used by the Company.

As from the effective date of Law No. 25,063, any dividends in cash or in kind received by the Company on its investments in other companies, in excess of accumulated taxable income (determined as required by this law), will be subject, upon distribution, to a 35% income tax withholding as a single and final payment. The Company has not accrued any income tax charge on such dividends since, according to its estimates, dividends from income recorded by the equity method will not be subject to this tax.

The recoverability of the Company's investment in Cointel and the related goodwill as of December 31, 2001, which amount to 988.2 million, was evaluated on the basis of the Company's management best estimate of future cash flows of Telefónica, considering available information and future telephone service rates estimates. However, owing to the regulatory uncertainty regarding rates evolution which, as described in Note 5.1.a), derive from the pending negotiation with the Argentine Government, and the results of negotiations of Cointel and Telefónica to obtain financing or to settle their current liabilities in the normal course of their business and maintain their normal operations, as described in the same note, the recoverability of the amount booked as of December 31, 2001 of 988.2 million depends on the outcome of the above-mentioned issues.

2. Investments valued at recoverable value

- On the basis of financial information available as of December 31, 2001, Atco presents negative shareholders' equity. Also, given that the Company is under no obligation to make capital contributions to Atco for the purpose of restoring the latter's negative shareholders' equity, the Company valued its investment in Atco at nil, to adjust it to its estimated recoverable value as of December 31, 2001, and did not book any related liability.

- Additionally, as of December 31, 2001 and 2000, the Company decided to value the investment in AC at nil, to adjust it to its recoverable value pursuant to information available as of such dates.

d) Intangible assets and deferred charges

This account principally includes the following items:

- The difference between the acquisition cost and valuation by the equity method as of the purchase date of the shares concerned, which is being amortized over a period of 240 months. See Note 2.6.c) 1.

- The issuance costs of Negotiable obligations, which were amortized over the remaining life of the related financial payables. See Note 7.

e) Income tax and tax on minimum presumed income

The Company calculates the Income Tax charge by applying the tax rate to the taxable income for the year, without considering the effect of temporary differences between book and taxable income. Additionally, the Company calculates the tax on minimum presumed income by applying the effective tax rate of 1% on certain production assets as of the end of each year. This tax is supplementary to Income Tax. The Company's tax liabilities shall be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

As of December 31, 2001, the Company has estimated that the taxable income assessed for the fiscal year then ended, will be fully offset by accumulated tax loss carryforwards from prior years. In relation with the tax on minimum presumed income, the Company has estimated 0.2 million. The balance of tax on minimum presumed income of 8.1 million as of December 31, 2001, is disclosed under "Other receivables – Noncurrent tax credits" since the Company expects to recover such amount. As of December 31, 2000, and as a consequence of the issuance of Law No. 25,360, which extended to ten years the year during which the Company may compute the tax on minimum presumed income as a prepayment of income tax, the Company has included, under "Other expenses and income, net", a gain of 2.9 million related to the tax on minimum presumed income for the years ended December 31, 1999 and 1998, that had been charged as a loss in the year ended December 31, 1999.

According to the tax returns as of December 31, 2000 filed, the Company has an accumulated tax loss carryforward of approximately 259.1 million, which may be deducted from future taxable income as follows:

Year through which available	**Tax loss carryforward (in million of pesos)**
2003	9.1
2004	83.8
2005	166.2
	259.1 (1)

(1) Includes specific tax loss carryforwards from dispositions of shares and derivative contracts and general tax loss carryforward.

For each year in which such deduction arises, the tax benefit (effect of the current tax rate on the tax loss carryforward used) will only be effectively realized if income tax (net of the deduction) is equal to or exceeds the tax on minimum presumed income. However, it will be reduced by any excess of the latter over income tax, as the Company will have to pay the tax on minimum presumed income as a minimum.

The 27 million income tax charge for the year ended December 31, 2000 included under "Income tax" in the consolidated statement of income corresponds to Shosa and was estimated as of the date of Shosa's disposition.

For the years ended December 31, 2000 and 1999, the tax on minimum presumed income of South Cable and the Company, Shosa and South Cable, respectively amounted to 1 million and 3 million, respectively, and was charged to expense and included in "Administrative expenses - Tax on minimum presumed income" account.

f) Shareholders' equity accounts

- Capital stock: disclosed at nominal value. See Note 6.1.
- Additional paid-in capital: this account discloses the additional contribution made by the common shareholders, in excess of face value, restated in constant pesos as stated in Note 2.3.
- Non-capitalized contributions: this account includes irrevocable capital contributions for future share subscriptions and other contributions over which the shareholders are entitled according to their ownership interests; they are disclosed at nominal value.
- Legal reserve and Unappropriated earnings: they have been restated in constant pesos as indicated in Note 2.3.

g) Income statement accounts

- Accounts accumulating monetary transactions are not restated. See Note 2.3.
- Charges for consumption of nonmonetary assets valued at historical cost are computed based on the restated amounts of such assets, as described in Note 2.3.
- "Equity in (loss) earnings of ownership interests in related parties ((loss) income attributable to controlled companies and joint venture companies)" was calculated according to item c) of this note.
- "Fees for services rendered to related parties, net" are charged to income on an accrual basis. The Company discloses these fees net of direct taxes thereon.
- Under "Other expenses and income, net" the Company discloses the guarantees for sale of companies and tax on minimum presumed income recovery for the years ended December 31, 1999 and 1998.
- Under "Financial (expense) income and holding (losses) gains, net", the Company discloses nominal financial results segregated in generated by assets and liabilities.

2.7. Modification of Argentine GAAP

Effective December 8, 2000, the Governance Board of the FACPCE approved RT Nos. 16, 17, 18, and 19 which provide for changes in professional accounting principles relating to valuation and disclosure. On December 21, 2001, CPCECABA approved, with certain modifications, such Resolutions and required mandatory application thereof for fiscal years beginning July 1, 2002, and thereafter. As of the date of issuance of these financial statements, the CNV is analyzing the scope and timing for adopting such standards.

3. BREAKDOWN OF THE MAIN BALANCE SHEET AND STATEMENT OF INCOME ACCOUNTS

3.1. Other receivables

	2001		2000	
	Current	**Noncurrent**	**Current**	**Noncurrent**
Tax credits	752,244	12,080,623 (1)	1,948,336	7,932,523
Other	-	-	112,343	-
Total	752,244	12,080,623	2,060,679	7,932,523

(1) Includes 8.1 million corresponding to the tax on minimum presumed income. See Note 2.6.e).

3.2. Bank and other financial payables

	2001 Current	2000 Current
Negotiable obligations	14,527,000 (1)	500,000,000
Interest accrued on negotiable obligations	512,881	19,075,346
Other financial debt	276,452	4,642,680
Total	15,316,333	523,718,026

(1) Accrues interest at a weighted average nominal rate of 9.15% per annum. See Note 7.1.

3.3. Other payables

	2001 Current	2000 Current
Other	1,037,552	3,905,281
Advance for future disposition of companies	-	80,000,000
Total	1,037,552	83,905,281

3.4. Aging of assets and liabilities as of December 31, 2001:

	Assets		Liabilities	
	Deposits	Receivables (1)	Loans (2)	Other payables (3)
Maturing:				
Up to three months	1,000,187	10,791,744	7,765,333	494,970,399 (4)
More than nine and up to twelve months	-	-	7,551,000	1,037,552
More than one and up to two years	-	4,600,232	-	-
More than two and up to three years	-	7,480,391	-	-
Total	1,000,187	22,872,367	15,316,333	496,007,951

(1) Includes total receivables.
(2) Includes bank and other financial payables.
(3) Includes total liabilities except bank and other financial payables.
(4) Includes 493 million corresponding to accounts payable to related parties. See Note 11.3.d.

3.5. Equity in (loss) earnings of ownership interests in related parties

	(Loss) Income		
	2001	2000	1999
Cointel	(12,190,133) (2)	66,440,784 (2)	68,810,618 (2)
Atco	(11,338,879) (3)	(122,695,104) (4)	(10,521,201)
TyC (1)	2,138,121	3,715,503	(2,111,683)
Cablevision (1)	-	(51,213,414)	(21,986,303)
Forestal Norteña (1)	-	77,440	(283,988)
AC	-	(3,931,011)	(3,752,470)
Zapla Holdings S.A. ("Zapla Holdings") (5)	-	-	(9,590,538)
	(21,390,891)	(107,605,802)	20,564,435

(1) As of December 31, 2001 and 2000, the Company had sold its ownership interest in these companies. See Notes 5.2.a), c) and e).
(2) Includes approximately 10.5 million (loss), 0.5 million (loss) and 3.5 million (gain) in 2001, 2000 and 1999, respectively, corresponding to the Company's ownership interest in the net (loss) income of Telefónica's spun-off businesses booked by Cointel. See Notes 2.6.c)1. and 5.1.a).
(3) See Note 2.6.c) 2.
(4) Includes certain adjustments recorded by the Company for approximately 95.9 million. See Notes 2.6.c)1. and 5.1.b).
(5) As of December 31, 1999 the Company had sold its ownership interest in this company. See Note 5.2.f).

3.6. Financial (expense) income and holding (losses) gains, net

	2001	2000	1999
Net gains on assets			
Interest income (1)	31,091,651	18,515,797	20,827,704
Loss from transfer or receivables	-	463,807	(4,128,501)
Holding (losses) gains, net	-	-	(2,888,144)
Net loss on premiums (3)	-	-	(12,215,582)
Dividends earned	-	-	466,440
Other	-	(168,962)	1,274,997
	31,091,651	18,810,642	3,336,914
Net losses on liabilities			
Interest expense	(35,677,482) (2)	(86,192,833)	(78,162,823) (2)
Tax on interest paid and on the financial cost of corporate indebtedness	(785,899)	(8,963,792)	(10,490,895)
Net loss on premiums (3)	-	(21,725,219)	(1,431,638)
Other	(1,280)	(623,740)	(12,739)
	(36,464,661)	(117,505,584)	(90,098,095)
	(5,373,010)	(98,694,942)	(86,761,181)

(1) Includes 30.5 million, 17.2 million and 14.0 million as of December 31, 2001, 2000 and 1999, respectively, corresponding to related parties. See Note 11.2.
(2) Includes 27 million and 0.2 million as of December 31, 2001 and 1999, respectively, corresponding to related parties. See Note 11.2.
(3) See Notes 3.7. and 9.

3.7. Net income related to the Contract (See Note 4.)

	2001	2000	1999
(Loss) Gain from disposition of ownership interest in related parties and other assets			
Shosa (1)	-	153,105,518	-
South Cable (2)	-	(4,157,480)	-
Forestal Norteña and other assets (3)	-	(12,639,324)	-
Subtotal	-	136,308,714	-
Special compensation plans for Executive officers (4)	-	(15,156,827)	-
Loss on premiums (5)	-	(47,169,451)	-
Accelerated amortization on the issuance cost of Negotiable obligations and long-term financing (6)	-	(11,178,483)	-
Other financial expenses (6)	-	(8,547,958)	-
Severance payments and other compensations	-	(2,712,552)	-
Fees for professional services related to the Contract	-	(4,978,415)	-
Other	-	(701,187)	-
	-	45,863,841	-

(1) See Note 5.2.b).
(2) See Note 5.2.d).
(3) See Note 5.2.e).
(4) See Note 10.
(5) See Note 9.
(6) See Note 7.

4. AGREEMENT BETWEEN THE COMPANY'S FORMER PRINCIPAL SHAREHOLDERS AND TESA

On December 31, 1999, the Participating Shareholders and TESA had entered into a Framework Agreement relating to the sale of up to all of the Company's common shares to TESA, which was subject to the execution of the final documentation. On April 11, 2000, the Participating Shareholders and TESA entered into the Contract (as defined in Note 1.) whereby, once certain precedent conditions were met, such shareholders would transfer to TESA a minimum percentage of the capital stock of the Company in exchange for TESA common shares issued. One of the precedent conditions was the approval of the transfer by the National Antitrust Commission. Through Resolution N° 245 dated October 27, 2000 (notice thereof served on the Company on October 31, 2000), the National Antitrust Commission authorized: (i) the transfer to TESA of the Company shares representing at least 80% of the votes and 75% of the capital stock of the Company as agreed upon in the Contract, and (ii) the simultaneous transfer to Hicks Muse's group affiliates of Shosa's and TISA's ownership interest in Cablevisión, representing 35.86% of Cablevisión's capital stock each. Additionally, before December 15, 2000 (the "Closing Date"), Ami Tesa Holdings Ltd. ("ATH"), an affiliate of the Participating Shareholders, had to make a tender offer (the "Offer") for up to all the Company's Class "B" common shares which were held by third parties, other than the Participating Shareholders, and which represented approximately 9.3% of the Company's capital stock. On December 7, 2000, ACH informed that 46,416,348 Class "B" common shares of the Company, which represent approximately 9.28% of the Company's capital stock had accepted the Offer submitted by ACH on September 6, 2000. On December 14, 2000, the shares of the Offer were transferred to ACH. On the Closing Date, the Participating Shareholders transferred to TESA 80.9% of the Company's capital stock, representing 84.7% of the Company's total votes in exchange for TESA common shares issued. On June 29, 2001, TESA informed the Company that on May 8, 2001, it transferred to TISA, TESA's wholly-owned subsidiary, all of TESA's 80.9% equity interest in the Company. Additionally, as a result of several transactions described in Note 6.6., TISA's equity interest in the Company, increased from 80.9% to 99.96%.

As part of the Contract, and according to the transactions provided therein and in certain related agreements, the Company was involved in the following transactions:

(i) On December 15, 2000, Shosa redeemed to the Company irrevocable capital contributions, which included: (a) Shosa's 26.8% ownership interest in Atco, (b) Shosa's 26.8% ownership interest in AC, (c) Shosa's 20% ownership interest in TyC, including the net book value of the related goodwill as of September 30, 2000, (d) its 60% ownership interest in South Cable, including irrevocable capital contributions and (e) 97.4 million in cash. See Note 5.2.b).

(ii) On December 15, 2000, the Company transferred to ACH its ownership interest in Shosa, whose main asset as of that date, was its ownership interest in Cablevisión, representing a 35.86% of the capital stock of such company. The Shosa selling price amounts to US$395.3 million, and will be paid through a promissory note issued by ACH, maturing on August 31, 2001, or before, if certain conditions contemplated in the loan agreement occur. In August and December, 2001 the Company and ACH amended a section of the promissory note issued by ACH, extending the maturity date until January 31, 2002. See Notes 5.2.b). and 6.6.

(iii) On December 15, 2000, the Company sold to ACH its 100% ownership interest in South Cable for a cash amount of US$123.8 million. The main asset of South Cable was the senior and subordinated loans issued by Cablevisión in December 1998, maturing in January 2003, which had been previously contributed by the Company and Shosa to South Cable. See Note 5.2.d).

(iv) Additionally, on the same date, the Company subscribed an agreement with AMI Cable Holdings Ltd. ("AMICH"), affiliate of the Participating Shareholders, under which, it transferred to the latter: (a) its 100% ownership interest in Forestal Norteña, (b) the right to collect from the Clarín Group shareholders the balance of US$18.6 million plus related interest, derived from the disposition of the Company's indirect ownership interests in Compañía de Inversiones en Cable S.A. ("Coinca") and Invercab S.A. in September 1997, (c) the rights and obligations under the agreement subscribed between IATE S.A. ("IATE"), the Company and other parties mentioned in Note 5.2.f), and (d) other minor receivables. The total transfer price was US$39.1 million in cash. See Note 5.2.e).

(v) In December, 2000, the Company entered into an option contract to sell to ACH the Company's ownership interest in TyC. The selling price of the Company's ownership interest in TyC amounted to US$80.0 million, that the Company collected as of such date. Consequently, in May 2001, the Company transferred to ACH its ownership interest in TyC and the rights and obligations under the TyC shareholders' agreement. The difference between the selling price of the Company's ownership interest in TyC and its book value as of the disposition date, according to the financial statements of such company as of March 31, 2001, amounted to 7.7 million and was accounted as a capital transaction. See Notes 5.2.a) and 6.5.

(vi) The Company paid off its financial liabilities except for the amounts payable under the Negotiable Obligations for US$500 million issued on February 24, 1997, under the US$500 million Program (the "Negotiable Obligations") (see Note 7.1.). The most significant liabilities that have been paid include among others: (i) the indebtedness under the Company's and Shosa's Syndicated Loan Agreement, assumed by the Company, and outstanding indebtedness under the Financial Trust Agreement, as defined in Note 7.2., (ii) a loan agreement with Chase for US$40 million, dated November 28, 2000, which was used to repay the Class C Notes under the US$400 million program (see Note 7.1.) and (iii) the repayment of certain derivative contracts described in Note 9.

(vii) The Participating Shareholders had requested the Company's Board of Directors to call a special shareholders' meeting to resolve the withdrawal of the Company shares from the public offering regime and the delisting thereof from the Buenos Aires Stock Exchange. On October 9, 2000, the Company filed an application with the Buenos Aires Stock Exchange for preliminary authorization of the delisting of the Company's shares. However, after such filing, TESA had requested the Company's Board of Directors that, for the time being, they refrain from calling a special shareholders' meeting to decide whether the Company's shares are to be delisted from the Buenos Aires Stock Exchange. The Buenos Aires Stock Exchange in turn, required the Company to request more precise information from TESA. On January 9, 2001, the Company informed the Buenos Aires Stock Exchange that, at the request of TESA, it had decided to call off the proceedings to have its shares delisted. TESA subsequently notified the Company that, after completing an exhaustive analysis, it had decided to go ahead with the delisting of the Company's shares. In the meeting held on March 28, 2001, the Company's Board of Directors decided that taking into account the Company's current shareholding structure and the communication received from its then majority shareholder, TESA, the delisting of the Company's shares would be in its best corporate interest. Pursuant to the Board of Directors' decision, on April 5, 2001, the Company filed an application with the Buenos Aires Stock Exchange for preliminary authorization of the delisting of its shares. As of the date of issuance of these financial statements, such pronouncement remains pending.

(viii) The Participating Shareholders requested the Company's Board of Directors to call a shareholders' meeting in order to consider, among other issues, a voluntary reduction of the Company's capital stock (see Note 6.6.) and the change of the Company's name (see Note 12.).

(ix) The Company requested a meeting of noteholders of the Negotiable Obligations to obtain authorization to perform the capital reduction mentioned in (viii). On August 17, 2000, the noteholders granted such authorization on condition that the following requirements are previously met: (i) that the three classes of negotiable obligations give their authorization, (ii) that a "Change of Control" occurs as a result of the transfer of the Company's shares to TESA, and (iii) that the Company make an offer due to "Change of Control", giving the noteholders the opportunity to exercise their right to have their Negotiable Obligations repurchased. With the transfer of the shares to TESA, which materialized the Change of Control under the terms and conditions of the Negotiable Obligations, and according to the latter's terms and conditions, the Company granted to the noteholders the right to request the Company to repurchase their Negotiable Obligations at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, up to the repurchase date. Additionally, on October 12, 2001, the Company's Board of Directors decided to make a tender offer of the Series A and B Negotiable obligations. See Notes 6.6. and 7.1. As a consequence of the repurchases, the Company has redeemed approximately 97% of such negotiable obligations for a face value of 485.5 million. See Note 7.1.

As part of the Contract, the Company incurred expenses, in connection with severance payments and other compensations, fairness opinions and legal and technical advisory fees for approximately 7.7 million (which includes 2.7 million in severance payments and other compensation and approximately 5.0 million of fees and payments for services related with the Contract), which were charged to "Net income related to the Contract" in the statement of income for the year ended December 31, 2000.

Additionally, the Company: a) made payments under the compensation plans for executive officers described in Note 10, b) in February 2001, repaid approximately 4.6 million plus related taxes, related to the 1% over the nominal value of the Negotiable Obligations repurchased on February 14, 2001 which were accrued as of December 31, 2000 (see Note 7.1.) and c) in July 2001, paid about 3.4 million, which were accrued as of December 31, 2000 to the noteholders present at the Noteholders' Meeting held on August 17, 2000 and referred to above in (ix).

As of the issuance date of these financial statements, the Company is not aware of any fact that could have an adverse effect on the Company's business, financial condition or results of operations, related with the transactions described previously in this note.

5. LONG-TERM OWNERSHIP INTERESTS IN RELATED PARTIES

5.1. Long-term ownership interests in related parties as of December 31, 2001

a) Cointel

Cointel is a company organized under Argentine law by a group of investors made up of the Company, Telefónica International Holding B.V. and TISA, all of them TESA's subsidiaries. As of December 31, 2001, the Company's interest in Cointel amounts to 50.0%. Cointel controls the outstanding capital stock of Telefónica, through its ownership interest in 100% of Telefónica's Class "A" shares (see Note 8.1.a), and 40.2 million Class "B" shares which represents approximately 2% of Telefónica's outstanding capital stock, being the total shareholding of Cointel in Telefónica's capital stock to 64.8%.

Telefónica has entered into a Management Contract with its operator TESA, whereby the latter has assumed overall responsibility for the management of Telefónica. This contract was extended until April 30, 2003. In addition, at the expiration of the above term, the operator is entitled, at its sole discretion, to an additional five-year extension to April 30, 2008.

Telefónica has a license for an unlimited period of time for rendering public telecommunications services in the southern region of Argentina, which provided for an exclusivity period until November 8, 1997, with the right to an extension for a further three years.

The National Executive Power issued Decree No. 264/98, which extended the exclusivity period with respect to the supply of basic telephone services until late 1999 and provided for the gradual opening up to competition of the telecommunication business in Argentina, to conclude with the liberalization of the local and domestic and international long distance services on November 8, 2000. Decree No. 264/98 established a period of transition to competition in the telecommunications industry, during which all of Telefónica's rights and obligations related to the exclusivity of the license not otherwise modified, were to remain in effect. Additionally, Decree No. 264/98 provided a 4% reduction (in constant dollar terms) in rates to be applied to basic telephone service rates during each year of the transition period. Although the effectiveness of Decree No. 264/98 was subject to the conclusion of certain legal proceedings, Telefónica believes that it is unlikely that the outcome of those proceedings would slow the trend toward increasing competition. In addition, the Secretary of Communications ("SC") issued Resolution No. 1,686/99, which provided that the transition period to competition in telecommunications ended October 10, 1999.

As a consequence of the implementation provided in Decree No. 264/98, in March 1999, Telefónica signed a license agreement for an unlimited period of time, to provide local and domestic and international long-distance telephone and international telex services in the northern region of Argentina. Telefónica's obligations under the license mainly relate to service quality and coverage in the areas where the service will be rendered.

Additionally, on November 3, 1999, based on the assumption of the nonexistence of effective competition the SC, provided a 5.5% annual rate reduction for basic telephone services for the period beginning November 8, 1999 and ending November 8, 2000.

On June 9, 2000, the National Executive Power issued Decree No. 465/00, which provides for the total deregulation of the telecommunications market beginning November 9, 2000. Additionally, on September 3, 2000, the National Executive Power issued Decree No. 764/00 which, in the context of such deregulation, approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of the Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to Telefónica since the deregulation of the telecommunications services. The above-mentioned rules provide, among other issues, the requirements to obtain the licenses to render telecommunications services, the conditions to establish rates and the providers' obligations, the technical and economic aspects for interconnection to the networks of different providers, the programs, administration and economic issues of Universal Service, as well as the principles that will govern the management and control of the radioelectric spectrum. On September 19, 2000, Telefónica filed a reconsideration petition against certain issues of Decree No. 764/00. The Court has not as yet ruled on these issues.

Decree N° 764/00 on telecommunications deregulation establishes that providers may freely set rates and/or prices for the services rendered and for customer categories, which shall be applied on a nondiscriminatory basis. However, if there were no "effective competition", the historical providers of such areas shall respect the maximum rates established in the General Rate Structure. Below the values established in such rate structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service obtained 20% of the total revenues for such service in the local area of the Basic Telephony Service involved. Effective competition shall be considered to exist in the provision of national or international long-distance services for the calls originated in a local area of the Basic Telephony Service, when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them, offers more than one long-distance destination. Except for areas and services where effective competition is demonstrated to exist, the rate agreements established a maximum rate per pulse denominated in U.S. dollars. These agreements also provided for the right of Telefónica to adjust this rate for changes in the Consumer Price Index of the United States of America on April 1 and October 1 of each year. However, Law of Public Emergency and Currency Exchange System Reform No. 25,561, dated January 6, 2002, provides that, in the agreements executed by the Federal Administration under public law regulations, including public works and services, indexation clauses based on foreign countries price indexes or any other indexation mechanism are annulled. In this regard, it sets forth that the prices and rates resulting from such provisions shall be established in pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate. Furthermore, Section No. 9 of the abovementioned Law authorizes the National Executive Power to renegotiate the abovementioned contracts taking into account the following criteria in relation to public utility services: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

In addition, Decree No. 764/00 has reduced the interconnection price for the origin and destination of the calls in the local area to 1.1 cents/minute for districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones every 100 inhabitants and to 1.3 cents/minutes for the rest of the districts and in the areas included in the original license of independent operators and to 0.30 cents/minutes for the traffic within the local area. A six-monthly 3% price cap will be applied to the values indicated above during the first two years after these rules and regulations become effective.

In April 2000 and March 2001, Telefónica, Telecom Argentina Stet-France Telecom S.A. ("Telecom"), and the SC executed rate agreements which, subject to the approval by the Ministry of Economy and of Infrastructure and Housing, provided the terms under which the price caps would be applied:

i) price cap for the period beginning November 8, 2000 and ending November 7, 2001: the SC established that the rate reduction for the period beginning November 8, 2000 and ending November 7, 2001 would amount to 6.75%. The reduction would be applied through: a) discount plans that were effective as from March 2000 (commercial and government basic rates, local measured service, and the application of certain preferential rates of internet access), the non-application of charges set forth in Resolution N° 2,926/99 until November 8, 2001 and the non-application over the year of the two semiannual adjustments to the pulse value for the US Consumer Price Index; b) given that such plans were brought into effect before schedule, the accumulated effects of the above-mentioned rate reductions would be applied to the computation of price caps for the periods beginning November 8, 2000 and ending November 7, 2002 adjusted at an interest rate of 12% per year; and c) furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the tariff structure, and the additional 0.75% reduction would be applied as defined by the Licensees.

ii) price cap for the period beginning November 8, 2001 and ending November 7, 2002: the SC established that the efficiency factor for the price cap applicable for the period beginning November 8, 2001 and ending November 7, 2002 would amount to 5.6%. This rate reduction is to be implemented through to: a) the non-application of the two adjustments to the pulse value for the US Consumer Price Index for the year, adjusting the effect at the 12% annual rate in order to measure it against the total expected 5.6% reduction, b) any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period beginning November 8, 2000 and ending November 7, 2001, as well as any balance remaining in respect of a variety of items included in the 2000 price cap; c) any unapplied price cap portion remaining after the rate reductions mentioned in a) and b) above; with respect to the 5.6% rate reduction, it should be applied in the following manner: 70% as provided by Telefónica, 15% to the local service, and 15% to other services as required by the SC, other than monthly basic charges and the local measured service.

iii) price cap for the period beginning November 8, 2002 and ending November 7, 2003: The SC established that the efficiency factor could not exceed 5%, but it did not set its value.

Although the reductions mentioned in point i), and the early reductions referred to in point ii), are being applied by Telefónica, the related agreements have not been yet approved by the Ministry of Economy and of Infrastructure and Housing. As of the issuance date of these financial statements, the effect of the discount plans implemented has not been established as compared to rate reduction percentages provided by such agreements, and the regulatory agency has not approved how to apply the rate reduction mentioned in point i).

On the other hand, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios ("Consumidores Libres") on October 4, 2001, a precautionary measure requested by the plaintiff was awarded ordering the Federal Government, Telefónica and Telecom that they do not apply the adjustment to the pulse for the US Consumer Price Index until final judgment is rendered in the case. Against the above-mentioned legal proceedings, Telefónica filed an appeal to the Supreme Court of Justice rejecting the arguments contained in such judgment and a decision regarding such matter is pending.

In the opinion of Telefónica´s Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. As of December 31, 2001, these maximum rates are determined by applying to rates effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000 and 2001, under the above-mentioned agreements.

The rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above-mentioned rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system described above.

Based on current rate regulation mechanisms, and considering Telefónica's defense against the above legal proceedings, in the opinion of Telefónica's Management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefónica's financial position or a significant adverse effect on its results of operations.

In this context, in connection with the agreements executed by the Federal Administration under public law regulations, including public works and services, Law No. 25,561 provided for: i) the annulment of dollar or other foreign currency adjustments and indexing provisions; ii) the establishment of an exchange rate for dollar-denominated prices and rates ($1= US$1) and iii) the authorization for the National Executive Power to renegotiate the conditions of the abovementioned contracts taking into account the following criteria: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

Through Decree N° 293/02, dated February 12, 2002, the National Executive Power entrusted the Economy Ministry the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual renegotiation proposals must be submitted to the National Executive Power within 120 days after the effective date of this Decree.

As of the date of issuance of these financial statements, Telefónica's Management is unable to foresee the final result of the negotiation under Law No. 25,561 or the rate scheme to be effective in the future; it is possible that such rate scheme will not maintain its value in U.S. dollars or constant pesos over time in accordance with any potential future increase in general price levels

("G.P.L."). Although, according to Telefónica's legal counsel opinion, under general administrative law principles applicable to the Transfer contract and List of conditions, future rates should be fixed at a level which is sufficiently fair to cover service costs, if future rates evolve at a pace well below GPL, it would have a material adverse effect on Telefónica's future financial position and results of operations.

As described above, Telefónica will have to renegotiate future rates with the Argentine Government, as a result of the passing of Law N° 25,561. In consequence, although Telefónica has maintained the booked value of its fixed assets relating to the telecommunications business on the basis of estimates according to information currently available, the future telephone service rates and, as a result, the amount of future telecommunications service revenues and net cash flow can not be predicted. Consequently, the recoverability of booked fixed assets of Telefónica as of September 30, 2001 in the amount of 4,490 million depends on the outcome of such negotiation on Telefónica's operations.

The principal strategic objective of Telefónica is to compete successfully and to maintain a leadership position in the Argentine telecommunications industry. Telefónica has been preparing to do so; however, there can be no assurance that the consequences of the introduction of competition, would not materially and adversely affect the business, the financial position or the results of operations of Telefónica. While there can be no such assurance, in the opinion of Telefónica's management, the implementation of Telefónica's business strategies will continue having a beneficial effect on the future competitiveness of its telecommunications business, mitigating the negative effects of the increasing competition in the Argentine market.

As of December 31, 2001, Telefónica does not have other balances or operations that represents significant concentration of credit and operations, except for the balances and operations with the Argentine Government (Federal, Provincial and Municipal Government and Governmental agencies). Trade receivables from the Argentine Government as of December 31, 2001 and 2000 amounted to 95 million and 113 million, respectively. The percentages of net revenues derived from services rendered to the Argentine Government for the three-month fiscal year ended December 31, 2001 and for the three-month period ended December 31, 2000, were approximately 3.3% and 4.2%. Out of the above-mentioned balances as of December 31, 2001 not yet collected as of the issuance date of these financial statements, 84 million were past due as of December 31, 2001. On the basis of Telefónica's current collection efforts and the information available as of the date of issuance of these financial statements about Argentina's future economic perspectives (see Note 17.1.), Telefónica's Management has reestimated the possible collection terms and conditions of the receivables from government entities mentioned above. The estimated financial effects of the possible deferral of collections from such government agencies has been considered to determine Telefónica's allowance for doubtful accounts as of December 31, 2001. The portion of net value booked related to these receivables that Telefónica estimates will be collected over 12 months, which amounts to 53 million, has been classified as noncurrent as of December 31, 2001.

Cointel and Telefónica have followed a financing policy that has combined the use of internally generated funds with the use of third-parties and majority shareholder financing. As of December 31, 2001, Cointel's consolidated current assets in foreign currency are lower than current liabilities in foreign currency in the amount of US$ 1,206 million ($1,206 million as of December 31, 2001), amount that, because of the devaluation mentioned in Note 17.1., increases subsequently in $1,358 million, considering the last exchange market closing prior to the issuance date of these financial statements.

Cointel and Telefónica have prepared their financing projections and plans expecting to cover future fund needs to continue their investment plan and face short and long-term debt mainly with funds generated by Telefónica's operations plus, as it is possible, by the evolution of current economic measures, bank loans and access to capital markets; or otherwise, requesting for long-term refinancing of their payables.

However, owing to the macroeconomic situation described in Note 17.1., as of the date of issuance of these financial statements, third parties' credit lines are not available in amounts sufficient to enable Cointel and Telefónica to, together with internally generated funds, meet Cointel and Telefónica's current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions.

Subsequently, the Central Bank of Argentina ("BCRA") provided that funds transferred abroad, among other transfers, by the non-financial private sector on account of financial loans principal service, profits and distributions of dividends, carried out within 90 days as from February 11, 2002, shall require BCRA previous consent. This shall not be necessary when the obligation arises from payables to multilateral organizations, banks that financed investment projects jointly with such organizations, and governmental credit agencies or those guaranteed by such entities.

While the above restriction is in force, or should it be extended for 90 days, Cointel and Telefónica are unable to ensure that the BCRA will authorize principal payments to foreign creditors over the repayment term and under conditions established originally. Current debt maturities affected by this situation amount to the equivalent of US$1,090 million. In addition, the equivalent of US$1,059 million and 175 million classified as noncurrent in the balance sheet of such companies, result from agreements providing that the amounts owed would become immediately due and payable (after certain steps have been followed) if other obligations are not met as could be the case of the current payables above.

On the other hand, TESA has advised Cointel and Telefónica that, as of the date of issuance of these financial statements, it is still evaluating the Argentine macroeconomic context and analyzing financing alternatives for these companies, including the possibility of refinancing or not over long-term its current loans to Cointel and Telefónica and, if necessary, providing additional financing.

Consequently, Cointel and Telefónica's ability to settle their payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by their direct or indirect controlling companies.

Should no financing alternatives be available for Cointel and Telefónica or should Cointel and Telefónica not succeed in obtaining refinancing, such companies would not have sufficient funds available to meet their current liabilities (including those disclosed as current on the balance sheets as of December 31, 2001 of such companies and such liabilities that would turn into current payables if creditors claimed a default) payable to local and foreign creditors.

Although Cointel and Telefónica will make their best effort to obtain such financing, as of the date of issuance of these financial statements, it is impossible to ensure what the result of such negotiations will be or if the restrictions for making transfers abroad will enable Cointel and Telefónica to settle their current liabilities in the normal course of business and maintain their normal operations.

As of December 31, 2001, Cointel and Telefónica owed a total amount of approximately US$942 million to related parties, which matures until August 2002. These agreements establish the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of payables ("events of anticipated maturity") if there are changes in the companies's equity, economic and financial situation that due to their adverse nature may affect the ability to comply with the obligations assumed in such agreements or if there are restrictions that may limit the ability of such companies to repay their debts.

The creditor has advised Cointel and Telefónica that for the twelve-month period as from February 25, 2002, (beyond the due date of such debts): (i) the effects of the Public Emergency and Currency Exchange System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, effective in Argentina shall not be considered by the creditor as an event of default; (ii) the creditor shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements and (iii) the creditor shall not declare that debts have become due and payable for Cointel's failure to meet certain financial ratios.

In addition, on January 12, 2000, TESA announced its plan for the global reorganization of its group operations by line of business. As a consequence of such plan, on January 30, 2001 and March 30, 2001, Cointel's and Telefónica's Board of Directors and Telefónica's Special Shareholders' Meeting, respectively, resolved to reorganize some of their businesses, mainly including the business of their subsidiaries Telefónica Comunicaciones Personales S.A. ("TCP"), Advance Telecomunicaciones S.A. ("Advance"), Telinver S.A. and TYSSA Telecomunicaciones y Sistemas S.A. ("TYSSA").

As a consequence of the above-mentioned reorganization, Telefónica, and consequently Cointel, no longer holds any interest in TCP, Advance and TYSSA, since February 1, 2001 (effective date of the Telefónica Reorganization transactions) whose businesses were previously reorganized. According to Telefónica's Board of Directors' and Special Shareholders' Meeting resolution, the above-mentioned Telefónica's equity interests were spun-off (and therefore Telefónica's capital stock was reduced) and those equity interests were merged into certain companies indirectly controlled by TESA that operate the related specific business lines (Mobile and Data).

Furthermore, as approved by Telefónica's Board of Directors and Special Shareholders' Meeting, the minority shareholders not related to TESA exchanged their Telefónica's shares for shares of the companies into which the spun-off businesses were merged, in proportion to their interest in Telefónica. The shares exchanged by the minority shareholders were cancelled, thus reducing Telefónica's capital stock, and the minority shareholders hold an approximately equal equity interest percentage in Telefónica and in the companies into which the spun-off businesses were merged. As a consequence of the above-mentioned transactions, Cointel did not receive shares of the companies into which the spun-off businesses were merged. Consequently, as from February 1, 2001 (effective date of the reorganization), Cointel's equity interest for the Class A and B shareholding in Telefónica increased from 51.0% to 62.5% and from 1.9% to 2.3%, respectively.

The companies agreed to use spin-off-merger-purpose balance sheets as of October 31, 2000 for the purpose of obtaining the reorganization approvals by the Board of Directors and Shareholders' Meetings of the companies. Considering the effective date of the reorganization (February 1, 2001), the shareholders' equity computed for purposes of these reorganizations includes the changes arising out of the operations of the spun-off businesses from November 1, 2000 to such date.

As of October 31, 2000, Telefónica reorganization transactions did not affect Cointel's (and consequently the Company's) financial position, as the shareholding interest increase in Telefónica described above was compensated by Telefónica's shareholders' equity reduction resulting from the reorganization transactions. The effect of the above-described reorganization, in proportion to the Company's ownership interest in Cointel, amounted approximately to 1 million, due to: a) the increase of Cointel's ownership interest in Telefónica as from the effective reorganization date, b) the effect of the spun-off assets and liabilities resulting from the operations of these businesses from November 1, 2000 to the effective reorganization date and c) the differential of Cointel's ownership interest in Telefónica (from 51.0% to 62.5%) on the dividends approved by Telefónica on March 12, 2001; and has been allocated to the Company's balance of "unappropriated earnings" in the Company's statement of changes in shareholders' equity for the year ended December 31, 2001.

Net (loss) income of Telefónica's spun-off businesses for the four-month period ended January 31, 2001 and for the years ended September 30, 2000 and 1999, respectively, calculated in proportion to the Company's indirect ownership interest, through Cointel, in such companies (25.5%), amount to approximately 10.5 million (loss), 0.5 million (loss) and 3.5 million (gain), respectively, and have been disclosed under "Equity in (loss) earnings of ownership interest in related parties ((loss), income attributable to controlled companies and joint venture companies) – Cointel" in the statements of income for the years ended December 31, 2001, 2000 and 1999, respectively.

Telefónica's spun-off businesses did not have a material effect on the statements of cash flows of Cointel, or the Company's, for the years ended December 31, 2001, 2000 and 1999.

On July 26, 2001, the CNV approved the above-described reorganization through certain resolutions. Registration with the Public Registry of Commerce of the above-mentioned reorganization, became effective November 16, 2001 and the share exchange mentioned above was completed on December 12, 2001.

b) Atco

In March 1998, the Company acquired (through Southtel Equity Corporation ("Southtel")) 30.0% of Atco's capital stock. This company's corporate objective is to invest in the media business. The total price of the acquisition amounted to 97.5 million. As a consequence of certain transactions, such ownership interest decreased from 30% to 26.8%. On December 15, 2000, Shosa reimbursed irrevocable capital contributions to the Company, through the delivery of its ownership interest in Atco, which was valued at 116 million, related to the book value of such ownership interest as of September 30, 2000. As of December 31, 2001, the Company's ownership interest in Atco amounted to 26.8% and other TESA's subsidiaries control the remaining 73.2%.

As of the issuance date of these financial statements, Atco owns, directly and indirectly, approximately 100% of the capital stock of: a) Televisión Federal S.A. – TELEFE ("Telefé"), owner and operator of Channel 11 of Buenos Aires, a broadcast television station, b) Compañía de Televisión del Noroeste S.A., a licensed broadcast television company of the city of Salta, c) Compañía Surera de Inversiones S.A., a licensed broadcast television company of the city of Córdoba and Neuquén, d) Televisora Tucumana Color S.A., a licensed broadcast television company in the city of Tucumán and e) Compañía de Televisión del Atlántico S.A., a licensed broadcast television company of the cities of Rosario, Santa Fe, Bahía Blanca and Mar del Plata.

The installation and operation of broadcast TV stations in Argentina is governed by the Broadcasting Law No. 22,285 and other regulations. Broadcast TV companies in Argentina have to obtain a license from the Comfer to be able to broadcast the programming signal. Telefé holds a license to operate Channel 11 of Buenos Aires which will expire in January 2005. In addition, the broadcast television companies in the interior of Argentina hold licenses, most of which were renewed in 1998 or formalities to extend such 10-year term are underway.

As a consequence of the change in the Company's shareholders, described in Note 4., and the change in Atco's indirect shareholders, an operating and administrative reorganization of the companies forming the Atco group ("Atco Companies") was effected as of December 31, 2000.

Taking into account the shareholders strategic plans, the new management of Atco Companies reestimated the amortization periods and analyzed the recoverable value of intangible assets (goodwill) and the value of inventories, mainly of Telefé, as described below and, additionally, aligned certain accounting methods with those established by TESA; accordingly, the Company has recognized, in proportion to its shareholding interest in such companies, a loss of approximately 86.9 million as of December 31, 2000.

Out of the goodwill recoverability analysis that was based on the present estimated net cash flows that will be generated by Atco Companies operations (according to the business plans), Atco Companies recognized an impairment in value of such assets in the amount of about 214 million.

Furthermore, based on the same above-described reasons, Telefé's Management analyzed the recoverability of the film inventory and exhibition rights of its own programming on the basis of the projections of programming and commercialization of exhibition rights. Such analysis resulted in an allowance for inventory impairment in value, which represents a loss of approximately 65 million in Telefé.

c) AC

In December 1998, Shosa acquired its ownership interest in AC. On December 15, 2000, Shosa reimbursed irrevocable capital contributions to the Company, through the delivery of its ownership interest in AC, which was valued at 3,600 related to the book value of such ownership interest as of September 30, 2000. As of December 31, 2001, the Company's ownership interest in AC amounted to 26.8% and other TESA's subsidiaries control the remaining 73.2%. AC holds indirect equity interest in licensed broadcast television companies in Buenos Aires and other cities of the interior of Argentina.

5.2. Long-term ownership interests in related parties sold during the present and previous fiscal years

a) TyC

In October and December 1997, the Company acquired (through Southtel) 20.0% of TyC's capital stock and votes. The total acquisition price was US$71.5 million. Additionally, in December 1997, TyC's shareholders made a capital contribution of 49.0 million, proportionally to their ownership interests, to which Southtel contributed 8.2 million, which was capitalized in September 1999. On December 15, 2000, Shosa (successor company of Southtel) reimbursed irrevocable capital contributions to the Company, through the delivery of its ownership interest in TyC, which consist of 10,032,000 ordinary shares of $1 of nominal value and one vote per share and represent 20% of the capital stock and votes of TyC, valued at 68.4 million related to the book value of such ownership interest as of September 30, 2000, including the net book value of the related goodwill as of September 30, 2000.

In December 2000, the Company entered into a purchase option agreement with ACH related to the Company's ownership interest in TyC (the "TyC Option"). The selling price of the Company's ownership interest in TyC amounted to US$80.0 million that the Company collected as of such date. Consequently, in May 2001, the Company transferred to ACH its ownership interest in TyC and the rights and obligations under the TyC shareholders' agreement. The difference between the selling price of the Company's ownership interest in TyC and its book value as of the disposition date, according to the financial statements of such company as of March 31, 2001, was accounted as a capital transaction. See Note 6.5.

TyC's shareholders agreement provided certain restrictions on the transfer of TyC shares by its shareholders. For this reason, the Company served notice to the other parties of the above-mentioned agreement to communicate the tender offer it had received from ACH, so that the other parties were able to exercise, at their discretion, the right of first refusal established in TyC shareholders' agreement. In addition, in May 2001, the Company executed a release agreement with the rest of the shareholders of TyC, ACH and other related entities in order to enable and facilitate the transfer to ACH of the Company's ownership interest in TyC, as well as other stock transfers and the assignment of rights and obligations under the TyC shareholders' agreement.

b) Shosa

Shosa (successor company of Southtel) was organized in December 1998, being a company engaged mainly in investing in other companies. In December 1998, the Company paid into Shosa 18.0 million in cash and contributed its ownership interest in Cablevisión amounting to 53,797,120 shares, the rights and obligations under the purchase agreement and the trust agreement executed by the Company and one of Cablevisión's shareholders on December 22, 1998 (see Note 5.2.c), and its entire ownership interest in Southtel.

During the year ended December 31, 2000, the Company made irrevocable capital contributions to Shosa amounting to 28.3 million. Likewise, on December 15, 2000, Shosa reimbursed irrevocable capital contributions for future share subscriptions to the Company which included: (i) Shosa's ownership interests in TyC, Atco, AC and South Cable which were valued at 214.0 million related to the book value of such ownership interests as of September 30, 2000, including, if any, the net book value of the goodwill as of such date and (ii) 97.4 million in cash. See Notes 5.1.b) and c) and 5.2.a).

On December 15, 2000, the Company transferred to ACH its ownership interest in Shosa. As of the transfer date, Shosa's main asset was its ownership interest in Cablevisión and its main liabilities were a loan of US$135.9 million made to Shosa by ACH, and other liabilities of approximately US$27 million. During the years ended December 31, 2000 and 1999, the Company booked, through its ownership interest in Shosa, losses of 64.4 million and 35.9 million, respectively, related to the indirect ownership interest in Cablevisión and the amortization of the related goodwill originated at the acquisition date of such company. The Shosa selling price was US$395.3 million, and was paid through a promissory note issued by ACH, maturing on August 31, 2001, or before, if certain conditions contemplated in the loan agreement occur (the "Promissory Note"). In August and December, 2001, the Company and ACH amended a section of the Promissory Note, extending the maturity date until January 31, 2002 (see Note 6.6.). The income from the aforementioned disposition was 153.1 million (see Note 3.7.).

c) Cablevisión

In October 1997, the Company acquired a 33.3% ownership interest in Cablevisión (19.3% directly and 14.0% through Southtel) as well as 33.3% in other Cablevisión affiliates (Univent's S.A. and Construred S.A.). The total acquisition price was US$380.7 million of which US$220.6 million (net of expenses related to the acquisition) was paid by the Company to the sellers and US$160.0 million was contributed to Cablevisión through Southtel. On July 24, 1998, the Company transferred to Southtel its ownership interests in Cablevisión, Univent's S.A. and Construred S.A. The acquisition and transfer price of the ownership interests in Univent's S.A. and Construred S.A. was fixed at nil. Additionally, on December 22, 1998, the Company signed certain contracts related to the acquisition of 326,908 shares of Cablevisión, 568 shares of Univent's S.A. and 310 shares of Construred S.A. for a total price of US$31.5 million. The acquisition price of the ownership interests in Univent's S.A. and Construred S.A. was fixed at nil. On December 29, 1998, the Company had transferred to Shosa the rights and obligations derived from the acquisition contracts and the above-mentioned trust agreement and the shares obtained from Cablevision's capital stock increase in December 1998. As of December 31, 1999, Shosa contributed part of its Construred S.A.'s shares to Cablevisión.

In October 1997, Cablevisión subscribed a Credit Agreement for an amount up to US$1.1 billion principally to finance its acquisition of ownership interests in certain cable television companies. On December 15, 1998, Cablevisión agreed a financial restructuring with a group of banks whereby the balance of the aforementioned loan amounting to US$950.0 million was paid off as follows: a) shareholders' capital contribution and loans and b) the issuance of 3 series of negotiable obligations. For the above-mentioned restructuring the Company paid in, proportionally to its ownership interest, 53.8 million of capital contributions and granted loans of US$103.8 million.

On December 15, 2000, the Company sold its indirect ownership interest in Cablevisión through the disposition of the ownership interest in Shosa, whose main asset as of that date, was its ownership interest in Cablevisión. See Note 5.2.b).

d) South Cable

On August 24, 1999, the Company and Shosa organized South Cable, a company engaged mainly in investing in other companies. The initial capital stock amounted to 12,000. Under the credit facilities obtained by the Company in November 1999 (see Note 7.2.), the Company and Shosa contributed to South Cable the right to collect US$20.0 million and US$30.0 million, respectively, of the principal amount (excluding interest) owed by Cablevisión under the senior loan granted by the Company to Cablevisión in December 1998. Additionally, on December 7, 2000, the Company contributed to South Cable, the right to collect the interest and other receivables under the senior loan above-mentioned and the right to collect the principal amount, interest and other receivables under the subordinated loan granted by the Company to Cablevisión in December 1998. The total amount of the contribution was 73.6 million, related to the Company's book value of such receivable as of the contribution date. As mentioned in Note 5.2.b), on December 15, 2000, Shosa reimbursed irrevocable capital contributions to the Company through the delivery of its 60% ownership interest in South Cable, including irrevocable capital contributions, which was valued at 29.6 million related to Shosa's book value as of that date.

On December 15, 2000, the Company sold to ACH its 100% ownership interest in South Cable for a cash amount of US$123.8 million, booking a loss of 4.2 million (see Note 3.7.).

e) Forestal Norteña and other receivables

In August 1999, the Company and Shosa received, through Zapla Holdings shares redemption, Forestal Norteña's shares representing 99.9% and 0.01% of the capital stock of such company, respectively.

On December 15, 2000, the Company subscribed an agreement with AMICH under which it transferred to the latter: (a) its 100% ownership interest in Forestal Norteña, (b) the right to collect from the Clarín Group shareholders the balance of US$18.6 million plus interest accrued as of that date derived from the disposition of the Company's indirect ownership interests in Coinca and Invercab S.A., (c) the rights and obligations under the agreement subscribed between IATE, the Company and other parties mentioned in Note 5.2.f), and (d) other minor receivables. The total transfer price was US$39.1 million in cash and the loss from disposition was 12.6 million (see Note 3.7.).

The agreement to purchase all Forestal Norteña capital stock includes representations and warranties by AMICH to the effect that it conducted an independent evaluation of the legal and financial condition of Forestal Norteña and that AMICH is aware (i) of the status of the main asset of Forestal Norteña (the forestry center acquired by Forestal Norteña from Aceros Zapla S.A. ("Aceros Zapla")), (ii) that Aceros Zapla has filed for bankruptcy reorganization under Law No. 24,522 and (iii) that the reorganization trustee, in the general report required by Section 39 of Law No. 24,522, made a recommendation to the effect that, in the event of Aceros Zapla being adjudged bankrupt, the sale of the forestry center should not be enforceable against the bankruptcy creditors. Furthermore, AMICH represented that it acquires the shares of Forestal Norteña "as is" and that AMICH irrevocably refrains to any action or claim against the Company related to the purchase of the shares, assets and/or any contingency or obligation of Forestal Norteña, no matter that they are not disclosed or not properly disclosed in Forestal Norteña financial statements.

f) **Zapla Holdings and Aceros Zapla**

Within the framework of its strategic objective, on September 27, 1999, the Company executed a sales agreement (the "Zapla Sales Agreement") with IATE, whereby the Company transferred to IATE all its direct and indirect interest in Zapla Holdings and Aceros Zapla for a price of US$1. The Zapla Sales Agreement did not include the Forestal Norteña shares representing 99.99% of the latter's capital stock, which was previously transferred from Zapla Holdings to the Company. See Note 5.2.e). The loss on the above-mentioned disposition amounted to 63.1 million, which was booked in the Company's statement of income for the year ended December 31, 1999.

As regards such sale, the Company had assumed various commitments, which included the commitment to make, itself or through Forestal Norteña, advances to Aceros Zapla, in the amounts and on the dates as may be required by the latter, which would be used to pay certain net liabilities of Aceros Zapla, as established in the Zapla Sales Agreement and had assumed the obligation to compensate to Aceros Zapla in case certain net accounts receivable of Aceros Zapla are not collected by Aceros Zapla and reimburse to Aceros Zapla for the amount of checks provided as security for bank liabilities of Aceros Zapla not collected by Aceros Zapla, upon endorsement of such checks to the Company and had granted certain indemnification commitments to IATE, Zapla Holdings and Aceros Zapla.

On December 13, 2000, the Company entered into an agreement with IATE and certain related parties (from now on "IATE Group"), whereby the Company and IATE Group refrain to any claim derived from the execution of the Zapla Sales Agreement. In connection with such agreement, the Company had to pay IATE 2.0 million. On December 15, 2000, the Company and AMICH entered into an assignment agreement under which the Company assigned to AMICH all the rights and obligations derived from the Zapla Sales Agreement with the IATE Group. This assignment was made without recourse by AMICH against the Company as a consequence of IATE Group's default on any of its obligations under the Zapla Sales Agreement. The Company and AMICH representatives have advised each and every member of the IATE Group of the assignment through a Notary Public and in the addresses disclosed in the Zapla Sales Agreement.

The Company has taken due note of the fact that Aceros Zapla filed for insolvency proceedings on November 9, 1999. In the Company's opinion, according to information available as of the issuance date of these financial statements, such event will not have a material effect on the Company's financial position and results of operations.

6. CAPITAL STOCK

6.1. As of December 31, 2001 the Company's capital stock, after the voluntary capital stock reduction mentioned in Note 6.6., which has been approved by the CNV's Resolution N° 14,060 and registration in the Public Registry of Commerce is pending, was comprised of:

	Subscribed and paid in
Common shares, face value 1:	
Class "A" shares (five votes per share)	30,427,328
Class "B" shares (one vote per share)	374,302,032
Total	404,729,360

As a consequence of the transactions described in Notes 4. and 6.6., as of December 31, 2001, the principal shareholder of the Company is TISA, which owns 99.96% of the Company's capital stock.

6.2. On September 29, 2000, AMICH had converted certain liabilities of the Company in an amount of 20.2 million into irrevocable capital contributions for future share subscriptions. However, as a consequence of the Rescission Agreement, the Company and AMICH decided to conclude the agreement executed on September 29, 2000 described in Note 9. Accordingly, the Company reimbursed to AMICH the contribution of 18.2 million. Additionally, on December 12, 2000, AMICH notified the assignment of 2.0 million of irrevocable capital contributions for future share subscriptions to ATH.

6.3. On December 15, 2000, the Company, AMICH and Mr. Handley entered into an agreement whereby they agreed the rescission of the Advisory Agreement, as defined in Note 10., except the Option, as defined in the same note, which had been previously transferred by Mr. Handley to AMICH. Consequently, AMICH repaid Mr. Handley, as full compensatory payment the amount of US$2.1 million. Such amount was accrued by the Company as of the date of the above-mentioned agreement. Additionally, on the same date, the Company and AMICH agreed the rescission of the Option through an agreement executed between them for which the Company did not make any payment. See Note 10. Pursuant to the above-explained agreements, the payment made by AMICH on account and behalf of the Company of US$2.1 million was booked as a capital transaction and included in "Shareholders' equity - Non-capitalized contributions - Other contributions".

6.4. Within the framework of the Contract, and according to the transactions provided therein and in certain related agreements on December 15, 2000, the Company sold to ACH, a shareholder of the Company, its 100% ownership interest in South Cable for a cash amount of US$123.8 million. Such amount was representative of the book value of certain receivables that South Cable maintained with Cablevisión as of the date of its disposition, which exceeded the book value of the investment of the Company in South Cable in 0.7 million. In view that: a) the disposition of the Company's ownership interest in South Cable was part of the Contract, b) the disposition of the Company's ownership interest in South Cable was made to one of the Company's shareholders, as of such date, acting in such capacity, and c) the Company's shareholders as of that date agreed to transfer their equity interest in South Cable between two companies of the same group, the Company did not book any gain for the difference of 0.7 million between the selling price and the book value of South Cable; this transaction was booked as a capital transaction and included in "Shareholders' equity – Non-capitalized contributions – Other contributions".

6.5. Additionally, within the framework of the Contract, and according to the transactions provided therein and in certain related agreements, in December 2000, the Company entered into an option contract to sell to ACH, one of the Company's shareholders, as such date, acting in such capacity in this transaction, the Company's ownership interest in TyC. In May 2001, the Company transferred to ACH it's ownership interest in TyC. See Note 5.2.a). Provided that this transaction is similar to the one explained in Note 6.4., the Company did not book any gain for the difference of 7.7 million between the selling price and the book value of TyC; according to the financial statement of such company as of March 31, 2001, this transaction was booked as a capital transaction and included in "Shareholders' equity – Non-capitalized contributions – Other contributions".

6.6. On January 18, 2001, the Company's General and Special Shareholders' Meeting approved (subject to the authorization of the Buenos Aires Stock Exchange) a voluntary capital stock reduction proposed by the Company's Board of Directors at their meetings held on December 15, 2000, and January 10, 2001, through the redemption of 95,270,640 Class "B" shares of the Company of 1 nominal value each. In consideration for the number of shares delivered, the shareholders, present in the redemption, would receive a proportional interest in the Promissory Note mentioned in Note 5.2.b). The redemption technical accounting value would amount to about US$4.15 per share plus interest accrued on the face value of the Promissory Note calculated from December 15, 2000, through the day immediately preceding the beginning date of the exercise share redemption period, December 11, 2001 (the "Cutoff Date") divided by the maximum number of shares to be repurchased, in this case, 95,270,640 shares. Additionally the General and Special Shareholders' Meeting of the Company delegated in the Company's Board of Directors the calculation of the final technical accounting value per share as of the Cutoff Date under a formula approved by such Shareholders' Meeting. The Company's voluntary capital stock reduction was subject to the approval by the Buenos Aires Stock Exchange, as a precedent condition, and therefore, would not be effective until such approval was obtained. On July 20, 2001, the CNV advised to the Company that, in order to continue the process of the voluntary capital stock reduction, the Company would have to obtain a new consent from the noteholders in view that the structure approved by the Regular and Special Shareholders' Meeting held on January 18, 2001 differed from the one approved by the noteholders in their respective meetings of noteholders mentioned in Note 4.(ix). On October 9 and 26, 2001, the Company's Board of Directors resolved to call a special Series A and B Noteholders' Meeting held on November 12, 2001, in second call. At such meeting, the bondholders of each Negotiable Obligation series decided to authorize the elimination and/or modification of certain obligations assumed by the Company under the original terms of such Negotiable Obligations. See Note 7.1. Consequently, after the execution of the related contracts, the Company was authorized to perform the voluntary capital stock reduction.

On the other hand, the Regular and Special Shareholders' Meeting of November 2, 2001, at the adjournment of November 15, 2001, ratified the terms of the capital stock reduction approved on January 18, 2001, with certain amendments.

On December 6, 2001, the Company's Board of Directors decided that the date for establishing the redemption technical accounting value for the Company's shares would be December 11, 2001, and determined the redemption technical accounting value at US$4.486 per share. Furthermore, the Company's Board of Directors determined that on December 21, 2001, the period for participating in the Company's voluntary capital reduction would end. The only shareholder taking part in such reduction was ACH, who participated with all its shares, 95,270,640 Class B common shares ("the Shares").

The final amount of the reduction was allocated to proportionatelly reduce the capital stock and each shareholders' equity account by 19.05% and the difference between the book value of 19.05% of the Company's capital stock (calculated on the basis of the Company's shareholders' equity as of September 30, 2001, after deducting irrevocable capital contributions of 2,000,000) and the redemption value of such shares (calculated on the basis of a value of approximately US$4.486 per share) was allocated to reduce the balance of the reserve for future dividends account until the balance was exhausted and the remaining amount to unappropriated earnings.

On December 7, 2001, the CNV informed the Company its decision to cancel partially the public bidding authorization granted to the Company for an amount of 95,270,640, being 404,729,360 the outstanding capital stock authorized for such bidding. Furthermore, as of such date, the Buenos Aires Stock Exchange granted its final approval to the voluntary capital stock reduction. To facilitate the transfer of the Shares to the Company and the Promissory Note to ACH; the Company, BBVA Banco Francés S.A. (aching as withholding and reporting agent) and ACH entered on December 27, 2001, an agreement whereby (i) the Company delivered the Promissory Note and amendments to BBVA Banco Francés S.A., (ii) BBVA Banco Francés S.A. had to deliver the Shares to the Company the following business exchange day; and (iii) BBVA Banco Francés S.A. had to transfer to ACH the Promissory Note once the transfer of the Shares to the Company has been recorded on the book entry system of Caja de Valores S.A. On December 31, 2001, the Shares were effectively registered under the Company's name and, consequently, BBVA Banco Francés S.A. delivered the Promissory Note and amendments to ACH.

On January 11, 2002, the Company's Board of Directors decided to make available all necessary mechanisms for the effective cancellation of the shares received from ACH. As of the date of issuance of these financial statements the registration of the voluntary capital stock reduction with the Public Registry of Commerce is pending.

7. LONG-TERM OBLIGATIONS

7.1. Issuance of Negotiable obligations not convertible into shares

The General and Special Shareholders' Meetings held on April 28, 1995 and December 27, 1996, respectively, and the General and Special Shareholders' Meetings held on June 30, 1998, December 4, 1998, and April 29, 1999 approved the issuance of Negotiable obligations, for a total amount of up to US$500 million and US$400 million, respectively, not convertible into shares, and empowered the Board of Directors to determine the terms and conditions, including the issuance date, price, interest rate and place and terms of payment. On November 2, 2001, the General and Special Shareholders' Meeting approved the cancellation of up to US$400 million program of Negotiable obligations. Additionally, such meeting, during its adjournment of November 15, 2001, approved the partial cancellation in the amount of US$482.9 million of the US$500 million Negotiable obligations program.

Under the US$400 million program, the Company issued, in July 1998 and in January and July 2000, three series of Negotiable obligations which have been totally repaid or redeemed. Additionally, on February 24, 1997, the Company issued three series of Negotiable obligations for a total of US$325 million and 175 million, which have been partially and totally repurchased, respectively, during the year 2001, as described in this note, under the US$500 million program, on the following terms:

US$500 million program (1)

Series A
Principal amount: US$100,000,000 (2)
Interest rate: 8.50%
Payment of interest: February and August of each year
Principal amount repayment: February 2002

Series B
Principal amount: US$225,000,000 (2)
Interest rate: 9.75%
Payment of interest: February and August of each year
Principal amount repayment: February 2007

Series C
Principal amount: $175,000,000 (2)
Interest rate: 11.25%
Payment of interest: February and August of each year
Principal amount repayment: February 2007

(1) It was partially cancelled for the amount of US$ 17,148,000, as approved by the General and Special Shareholders' Meeting held on November 2, 2001, at its adjournment of November 15, 2001.
(2) As a consequence of the repurchases of Negotiable obligations made during the year 2001 described in this note, the balances of Series A and B as of December 31, 2001, amount to 7.0 million and 7.6 million, respectively. Additionally, the balance of Series C, was totally redeemed as of December 31, 2001. See Note 17.2.

The creation of these Programs and the Public Offerings of Negotiable obligations were authorized by the CNV. The net proceeds from the issuance of the Negotiable obligations were used to refinance bank borrowings.

On August 17, 2000, the noteholders had granted the Company the authorization to perform the voluntary capital stock reduction in similar terms to those mentioned in Note 6.6. In July, 2001 the Company paid 3.4 million to the noteholders present at such meetings, in consideration for the authorization. However, on July 20, 2001, the CNV advised to the Company that, in order to continue the process of the voluntary capital stock reduction, the Company would have to obtain a new consent from the noteholders in view that the structure approved by the Regular and Special Shareholders' Meeting held on January 18, 2001 differs from the one approved by the noteholders in their respective meetings of noteholders.

As a consequence of the transfer of the Company's shares to TESA, as explained in Note 4., that materialized a "Change of Control" as defined in the Negotiable obligations issuance terms and conditions; and as provided in such terms and conditions, the Company has granted to the noteholders the right to request the Company to repurchase their Negotiable obligations at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest through February 14, 2001 ("the Repurchase Date"). Therefore, on the Repurchase Date and in March 2001, the Company repurchased about 93% of such Negotiable obligations for a face value of 464.9 million, and had to pay 469.5 million plus interest and applicable taxes. The funds required to repurchase the bonds were obtained through a loan from TISA in the amount of US$530.1 million. See Note 11.3.d. Additionally, in August 2001, the Company decided to accept an offer to repurchase the balance of Series C, whose face value amounted to 0.3 million.

On October 9, 2001, as a consequence of the CNV solicitation from July 20, 2001, the Company's Board of Directors resolved to call a Special Series A and B Noteholders' Meeting to be held on October 30, 2001, which was celebrated in second call on November 12, 2001, to request an authorization to eliminate and/or modify certain commitments assumed in connection with the issuance terms and conditions of such Obligations negotiable ("the Authorization"). Additionally, on October 12, 2001, the Company's Board of Directors resolved to repurchase Series A and B negotiable obligations from its noteholders ("the Purchase Offer"), at a purchase price, in cash, equivalent to 100% of the principal amount ("the Repurchase Price") plus interest accrued and unpaid through the day immediately preceding to the repurchase date ("the Second Repurchase Date"). According to the Purchase Offer conditions, the noteholders may not transfer their negotiable obligations in the Purchase Offer without providing the Authorization or provide the Authorization without effecting the related transfer. In addition, to the noteholders who, together with the transfer of the Negotiable Obligations, provide their Authorization before October 26, 2001, the Company paid the Repurchase Price, plus interest accrued and unpaid through the day before the Second Repurchase Date and an authorization fee equivalent to 1% of the principal amount of the repurchased Negotiable Obligations (the "Authorization Fee"). As a result of the Purchase Offer on November 13 and December 5, 2001, the Company repurchased Negotiable Obligations for a face value of US$20.3 million plus interest accrued and taxes related and, if applicable, the Authorization Fee. The funds required to repurchase negotiable obligations were partially obtained through a loan from TESA in the amount of US$11 million. See Note 11.3.d. The cost derived from the above-mentioned repurchase, including legal and technical advisory fees and the Authorization Fee, amounted approximately to 1 million, which were accrued as of December 31, 2001.

After the repurchases mentioned above, The Company has cancelled approximately 97% of the Negotiable Obligations for a face value of 485.5 million. In connection with the above described issuance, the Company assumed certain commitments usually undertaken in transactions of this kind. The Prospectus related to the issuance of Negotiable obligations gives a detailed information of the condition of issuance, which have been modified and/or eliminated according to the authorizations obtained from the Special Noteholders Meeting held on November 12, 2001. The main effective commitments as of the issuance date of these financial statements, are among others: limitation on liens with certain exceptions, filings of financial statements and other communications and reports and maintenance of all government authorizations and approvals. As the Company intends to repay the Negotiable obligations during the next twelve months, it has classified the principal amount of 14.5 million as Current bank and other financial payables as of December 31, 2001. See Note 17.2.

As of the issuance date of these financial statements, the Company has complied with all the commitments derived from the issuance of Negotiable Obligations and its amendments.

7.2. Other obligations

On November 4, 1999, the Company and Shosa had each entered into a term loan agreement (respectively, the "Company Loan Agreement" and the "Shosa Loan Agreement", and together the "Loan Agreement") for an amount of up to US$270.0 million with a group of banks organized by The Chase Manhattan Bank ("Chase") (collectively, the "Banks"). This amount included the financial trust agreement mentioned below.

a) The Company Loan Agreement was for a principal amount of US$169.2 million. Interest on such loan was payable on a quarterly basis at a floating rate. As of December 31, 2000, as part of the transactions described in Note 4., the Company had repaid the total amount of the Company Loan Agreement.

b) The Shosa Loan Agreement was for US$30.0 million accruing quartely interest at a floating rate. As of December 31, 2000, as part of the transactions described in Note 4., the Company had repaid the total amount of the Shosa Loan Agreement.

c) On November 4, 1999, the Company had also entered into a financial trust agreement (the "Financial Trust Agreement") with Chase Manhattan Trading S.A. Sociedad de Bolsa, as trustee (the "Financial Trustee"), and Chase, as administrative agent. Under the Financial Trust Agreement, the Company had transferred to the Financial Trust its right to receive and to collect from the Clarín Shareholders the receivables from the disposition of Coinca and Invercab S.A. (the "Trust Assets") for US$70.8 million. As of December 31, 2000, as part of the transactions described in Note 4., the Company had prepaid the amount owed under the Financial Trust Agreement at nominal value plus accrued interest as of the payment date. As a consequence of the cancellation of the Financial Trust Agreement, the Company, as a beneficiary of the residual Trust Assets, has received the rights to collect from the Clarín Group shareholders the balance of the receivable related to the sale of Coinca and Invercab S.A., which were later transferred to AMICH. See Note 5.2.e).

The funds received by the Company under the Loan Agreement had been used by the Company for the early redemption of its US$185 million Class A Notes under the US$400.0 million program that were due in December 1999 and to repay other short-term liabilities.

8. COMMITMENTS AND CONTINGENCIES

8.1. Regulatory matters

a) Through Cointel, the Company is a member of the Main Core of the Telefónica awardee Consortium. As of December 31, 2001, the Company holds a direct 50.0% interest in Cointel's common stock. Decree No. 62/90 of the National Executive Power, as amended, provides that Regulatory Authorities must approve in advance any transfer of the Company's 20% interest in the Main Core of Cointel (the same requirement applies to the 10% interest of TISA in Cointel). Cointel's common shareholders existing as of the takeover of Entel, as a group, may not reduce their total holding to less than 51.0% of the total capital with voting rights of Telefónica without first obtaining approval from the regulatory authority.

b) Legal reserve: in accordance with the Business Associations Law, the Company's bylaws and General Resolution No. 368 of the CNV, 5% of the year's income must be appropriated to a legal reserve until such reserve equals 20% of adjusted capital stock.

c) The Company has requested approval of certain transactions from the Comfer, including the acquisition of an interest in Cablevisión, among others. The Company expects that such approval will be obtained in due course.

d) With respect to the commitments and guarantees related to the issuance of negotiable obligations and other payables, see Notes 7. and 11.3.d.

8.2. Guarantees granted

In connection with the disposition of companies in which the Company maintained ownership interests during the years ended December 31, 1996 to 2001, the Company has agreed to indemnify the purchasers for any omitted liability at time of sale subject to the amounts and terms specified in each contract. As of December 31, 2001, the Company does not know of any circumstance that could generate future losses and consequently, that should be booked as of December 31, 2001.

On December 20, 1999, the Company had received a complaint for arbitration proceedings filed by CNG International Corporation and CNG Cayman III Ltd. (together "CNG") against the Company, claiming compensation for presumed liabilities and contingencies arising under the contract for the sale of Sodigas Sur S.A., Sodigas Pampeana S.A. and Buenos Aires Energy Company S.A., such companies were sold during the 1997 fiscal year. In February 2000, the Company executed a settlement and payment agreement whereby, among other matters, the parties agreed upon the voluntary dismissal of the above mentioned complaint and the payment of US$3.0 million to CNG as full compensation for all liabilities subject to compensation which was fully paid as of that date.

The Company had received a claim from Industrias Forestales S.A. ("Industrias Forestales") related to the compensation of certain liabilities under the Share Purchase Agreement and the Corporate Bond Assignment Agreement dated October 16, 1996, from Alto Paraná S.A. In connection with such claim, the Company signed a reconciliation and settlement agreement whereby it had to pay Industrias Forestales the amount of US$2 million to settle the full amount of the claims of Industrias Forestales against the Company under the above-mentioned agreements. In addition, on September 29, 2000, the Company executed an agreement with AMICH whereby the latter assumed the Company's obligation to make any payment, including interest, if any, in connection with the executed reconciliation and settlement agreement. In consideration therefore, the Company undertook to pay AMICH US$2 million (see Note 6.2.). In December 2000, the Company made the payment derived from the above-mentioned agreement.

As a result of the sale of Sodigas Pampeana S.A. and Sodigas Sur S.A. on August 24, 1999, Sempra Energy International Chile Holding I.B.V. ("Sempra") sent a formal notification to the Company demanding payment of certain tax contingencies under the stock purchase agreement executed on

March 18, 1996 between the Company and Pacific Enterprises International (allegedly the predecessor of Sempra). On December 15, 2000, the Company entered into an agreement with Sempra and Pacific Enterprises International whereby it has been released from the above-mentioned claim, by paying of US$2.5 million on such date.

McKee del Plata S.A. ("McKee") filed a claim against CCI S.A. ("CCI") and the Company seeking compensation on the basis of an agreement between McKee and CCI on July 23, 1992. Although the claim was originally filed against CCI, certain indemnity clauses granted to CCI bind the Company to settle 40% of any amount that may be assessed. On December 14, 2000, the Company executed an agreement with CPC S.A. ("CPC"), as McKee's successor company, whereby the Company paid 0.2 million to CPC, being consequently released from the claim.

8.3. Litigation

As of December 31, 2001, the Company is not party to any legal proceedings initiated against it whose results might materially affect the Company's financial condition or the results of its operations and, consequently, should be booked as of December 31, 2001. The Company's related companies are party to various lawsuits in the ordinary course of their business. In the Company's opinion, the litigation in which the Company's related parties are currently involved, individually and in the aggregate, is not material compared to the Company's financial position or results of operations.

9. PURCHASE AND SALE CONTRACTS WITH TELEFONICA SHARES

During the years ended December 31, 1998 and 1999 the Company executed purchase and sale contracts with Chase whereby the latter would sell the Company 5.3 million American Depositary Receipts ("ADRs") of Telefónica equivalent to 53.0 million shares on October 29, 2001, November 30, 2001 and January 15, 2002 (2.0 million, 2.0 million and 1.3 million ADRs, respectively, on each date). The objective followed by the Company when signing the option contracts was to obtain financing to be used for the Company's activities.

During February and September 2000, the Company and Chase amended certain clauses of the above-mentioned option agreements. Under these agreements and their modifications, Chase had the option to sell to the Company, and the Company was obliged to purchase from Chase, 2.9 million of TESA ADRs, equivalent to 8.8 million TESA's shares, on the above-mentioned dates at a price of approximately US$60.1 per ADR and, on the same dates, Chase had the option to buy from the Company 1.8 million TESA's ADRs at a price of US$160.2 per ADR and 1.1 million of TESA ADRs at a price of approximately US$97.1 per ADR. Due to the February 2000 amendments, the Company paid US$35.0 million which were charged to "Financial (expense) income and holding (losses) gains, net - Net loss on premiums" in the statement of income for the year ended December 31, 2000.

On December 7, 2000, the Company and Chase entered into a rescission agreement (the "Rescission Agreement") whereby they agreed to conclude the above-mentioned option agreements. According to the Rescission Agreement terms and conditions, the Company repaid US$47.2 million for the anticipated termination of the option agreements, such payment representing the full satisfaction of the Company's obligations with Chase in connection with such agreements.

Prior to the Rescission Agreement, due to the amendments of the above-mentioned option agreements, on June 23, 2000, Chase and ATH had entered into a guarantee agreement (the "ATH Guarantee Agreement") whereby ATH agreed to guarantee all amounts payable by the Company to Chase under the option agreements, up to an aggregate amount of US$40 million. In consideration for entering into the ATH Guarantee Agreement, the Company, ATH and Hicks, Muse, Tate & Furst Equity Fund IV, LP entered into a Credit Support and Reimbursement Agreement in June 2000, under which the Company had agreed to pay certain commissions while the obligations were still outstanding, which amounted to 1.1 million during the year ended December 31, 2000.

In addition, on September 29, 2000, the Company and AMICH had executed an agreement whereby AMICH undertook to reimburse the Company for the amount if any, that the Company may have to pay in excess of the market value of TESA's ADRs to be acquired, over a certain number of TESA's ADRs in the case of call options and put options. In consideration for the above, the Company had agreed to pay AMICH a US$18.2 million premium. As a consequence of the Rescission Agreement, AMICH and the Company decided to terminate this agreement. See Note 6.2.

10. SPECIAL COMPENSATION PLANS FOR DIRECTORS AND EXECUTIVE OFFICERS

In July 1997, the Company implemented a compensation plan for its executive officers Martín Ruete, Alejandro Burzaco and Hugo Berlingeri, and later Fabián de Paul which provided for the right to annual payments equal to the increase over $3.54 in the average per share trading price of the Company's common shares for each six-month period ended June 30 (from June 30, 1997 to June 30, 2001) multiplied by a number of shares between 1.0 million and 2.5 million of the Company's 500 million outstanding shares. In August 2000, the Company modified the above-mentioned special compensation plans for executive officers. In accordance with the modifications made, if the authorization from the relevant authority under Law No. 25,156 for the direct or indirect transfer of a controlling shareholding percentage of the Company's capital stock to TESA or any of its affiliates was obtained ("the Authorization"), the Company would pay to such executive officers US$14.8 million within 10 days after the date on which such authorization is given. In addition, the modifications provided that total compensation will be increased by an amount of US$0.1 million per month in which the relevant executive officers continue working for the Company after September 30, 2000 up to the effective payment. As explained in Note 4., and since the Authorization was obtained on October 27, 2000, the Company has repaid US$15.2 million for the above-mentioned special compensation plan during the year ended December 31, 2000, included in "Net income related to the Contract - Special plans for Executive officers" in the statement of income for the year ended as of such date. See Note 3.7.

The Company's Board of Directors approved a special plan to compensate technical and administrative functions rendered on a nonpermanent basis by Mr. Handley, either as Director, should he at any time be elected to that position, or as an external advisor, as the case may be (the "Advisory Agreement"). This special compensation plan entitled Mr. Handley to collect an annual sum of US$500,000 plus value added tax for the period October 1, 1998 through September 30, 2001. The charge for the year ended December 31, 2000 totaled 0.5 million and is disclosed under "Administrative expenses – Fees and payments for services". Also, under this special compensation plan, the Company granted Mr. Handley an option (the "Option") to receive an amount in cash resulting from: (i) the purchase price of 1 million the Company shares, on the basis of the Company's current capital stock, at the closing price as of September 30, 2003, less (ii) the purchase price of 1 million the Company shares, on the basis of the Company's current capital stock, at a price of US$4.40 per share. Mr. Handley had to exercise the Option during October 2003 and this right would remain subject to the sole condition that Mr. Handley is not engaged in activities competing with those of the Company, its subsidiaries and affiliates. On December 15, 2000, the Company, AMICH and Mr. Handley entered into an agreement whereby they agreed the rescission of the Advisory Agreement, except the Option, which was transferred by Mr. Handley to AMICH. Consequently, AMICH repaid Mr. Handley, as full compensatory payment the amount of US$2.1 million for the rescission of the Advisory Agreement (the payment includes the assignment of the Option to AMICH). On the same date, the Company and AMICH entered into an agreement for the rescission of the Option, and the Advisory Agreement, if some of its provisions were still in effect. See Note 6.3.

11. ACCOUNTS AND TRANSACTIONS WITH RELATED COMPANIES

11.1. Outstanding balances with related companies

As required by the Argentine Business Associations Law (Article 33 of Law No. 19,550), the outstanding balances with related companies as of December 31, 2001 and 2000 are listed below:

	2001	2000
Current receivables		
Telefónica S.A. Sucursal Argentina ("TESA Arg.")	10,039,500(1)	15,540,000
ACH (2)	-	396,845,821
Cointel	-	14,520
	10,039,500	412,400,341

(1) Maturing in March 2002 and accruing no interest. See Note 11.3.a.
(2) As of December 31, 2001 ACH is no longer a related company of the Company. See Note 6.6.

Current payables	2001	2000
TISA	493,273,965 (1)	-
AMICH (2)	-	350,989
	493,273,965	350,989

(1) With a one-month term maturity, accruing interest at a nominal rate of 4.19% per annum. See Note 11.3.d.
(2) As of December 31, 2001 AMICH is no longer a related company of the Company. See Note 6.6.

11.2. The transactions made with related parties during the years ended December 31, 2001, 2000 and 1999, are as follows:

	Loans and (1) cash capital contributions			Interest and commissions – Income (Expense)			Fees for services rendered (received)		
	2001	2000	1999	2001	2000	1999	2001	2000	1999
ACH (2)	-	-	-	30,540,115	1,567,061	-	-	-	-
TESA Arg. (3)	-	-	-	-	-	-	52,540,675	65,691,663	70,163,821
TISA (4)	-	-	-	(26,954,742)	-	-	-	-	-
TESA (4)	-	-	-	(17,012)	-	-	-	-	
Telefónica	-	-	-	4,524	-	-	(50,500)	-	-
Telefónica's related companies (6)	-	-	-	1,204	-	-	-	-	-
Cointel	-	-	-	-	-	64,419	-	144,000	144,000
Cablevisión (5)	-	-	-	-	15,607,440	13,485,126	-	94,106	350,674
Forestal Norteña (5)	-	5,085,951	3,294,683	-	11,589	(8,235)	-	-	-
AC	-	375,000	7,304,881	-	-	-	-	-	-
Aceros Zapla (5)	-	-	18,217,000	-	-	435,866	-	-	-
Atco	-	-	30,000,000	-	-	-	-	-	-
TyC (5)	-	-	-	-	-	(164,736)	-	-	-
Zapla Holdings (5)	-	-	442,268	-	-	-	-	-	-
	-	5,460,951	59,258,832	3,574,089	17,186,090	13,812,440	52,490,175	65,929,769	70,658,495

(1) Net of repayments made during the year.
(2) As of December 31, 2001 ACH, is no longer a related company of the Company. See Note 6.6.
(3) Net of turnover tax.
(4) See Note 11.3.d.
(5) As of December 31, 2001, the Company had sold its direct and indirect ownership interest in these companies. See Note 5.2.
(6) Includes Telinver S.A., Advance and TYSSA.

During the years ended December 31, 2000 and 1999, the Company collected 68.8 million and 0.8 million from Cointel and Telefónica, respectively, for cash dividend distributions. During the year ended December 31, 2001, the Company did not collect any dividends from its affiliates.

11.3. Additionally to the transactions mentioned in Notes 4., 6., 9. and 10. the other related party transactions are the following:

a. On April 24, 1997, the Company signed an agreement with TESA Arg. pursuant to which the Company committed to provide TESA Arg. with financial advice, assistance in analyzing investment projects and other services related to TESA's duties as Operator under the Telefónica management contract. The amount of the fee payable by TESA Arg. to the Company for such services equals one half of the management fee received by TESA after deducting taxes and expenses. Pursuant to the Telefónica management contract, the annual management fee which is calculated at 9% of Telefónica's net income before deduction of, among other things, depreciation, financial expense, income tax and the management fee itself through April 30, 2003, is then to be reduced to between 1.5% and 5.0%, as agreed by TESA and Telefónica. In addition, at the expiration of the above term, the Operator is entitled at his sole discretion to an additional five-year extension to April 30, 2008, subject to the renegotiation of the management fee within certain limits established in the Telefónica management contract and above-mentioned. Fees for services rendered under the financial advisory and services agreement with TESA Arg. (net of turnover tax) amounted to US$52.5 million, US$65.7 million and US$ 70.2 million for the years ended December 31, 2001, 2000 and 1999, respectively, and are included as "Fees for services rendered to related parties, net" in the statements of income. The related receivables, which amount to US$10.0 million and US$15.5 million are included in "Receivables from related parties" in the balance sheets as of December 31, 2001 and 2000, respectively.

b. As of December 31, 2001 and 2000 the main bank balances, net, with related parties are as follows:

	Assets
	2000
Citibank N.A. - New York (1)	3,960,638
Citibank N.A. - Bs. As. (1)	4,331,391
Total	8,292,029

(1) As of December 31, 2001, Citibank N.A. is not longer a related company of the Company. See Note 6.6.

c. Effective July 1996, the Company entered into a lease agreement with an affiliate of República Holdings whereby the Company rents the office, comprising its registered office in Buenos Aires for a term of six years. Additionally, the Company signed an amendment to the above-mentioned agreement for which the Company has an option to extend the lease term until July 2005. As of December 31, 2001, República Holdings is not longer a related company of the Company. See Note 6.6.

d. On February 12, 2001, the Company received a loan from TISA in the amount of US$530.1 million, which accrued interest at LIBOR plus a 2.25% per annum ("the differential") for a term of one month, renewable automatically on a monthly basis unless the parties notify in writing, at least three days before due date, that they do not intend to renew the agreement. TISA is entitled to modify the differential provided it notifies the Company of this decision at least three business days before the end of each interest period. Subsequently, on February 14, 2001, the Company made early repayment to TISA of this loan for an amount of US$37.9 million. On January 11, 2002, the Company and TISA entered an amendment to the loan agreement whereby the differential was increased to 7% per annum and which provides for the interest capitalization. Additionally, the Company received a loan from TESA in the amount of US$11 million, which accrued interest at LIBOR plus a 1.15% per annum. On November 30, 2001, this loan was cancelled. The funds loaned by TISA and TESA were used to repurchase the Company Negotiable Obligations, as described in Note 7.1. and the interest accrued and outstanding as of such repurchases date.

Through a letter dated November 5, 2001, TISA had informed to the Company that it was its firm intention not to require the repayment of the principal amount of the outstanding loan until December 31, 2003. Subsequently, through a letter dated February 25, 2002, TISA notified that the commitment assumed by such company, mentioned in the letter dated November 5, 2001 was no longer effective. Consequently, the Company has classified such loan as "Current liabilities – Accounts payable to related parties" as of December 31, 2001.

According to the above-mentioned, as of the date of issuance of these financial statements, the balance of the principal related to TISA's loan amounted to US$496.9 million. In obtaining the above mentioned loan, the Company has assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on the Company or any of its affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: 1) upon the Company defaulting on any of the commitments assumed under the loan agreement, 2) in the event of any change in the Company's controlling shareholder, 3) if the Company or its affiliates are unable to comply with their obligations, 4) changes in the Company's main business activity, 5) if the Company or any of its affiliates lose the government licenses obtained and 6) if there are changes in the Company's equity, economic and financial situation that due to their adverse nature may affect the Company's ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit the ability of the Company to repay its debts. Through letter dated on February 25, 2002, TISA, has advised the Company that for the twelve-month period as from February 25, 2002, (beyond the due date of such debt): (i) the effects of the Public Emergency and Currency Exchange System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, effective in Argentina shall not be considered by the creditor as an event of default; and (ii) the creditor shall not consider that, as of such date, an acceleration event has been verified under the agreement regarding restrictions that may limit the Company's ability to make the payments due under the agreement with TISA.

As of December 31, 2001, current assets in foreign currency are lower than current liabilities in foreign currency in the amount of US$499 million ($499 million as of December 31, 2001), amount that, because of the devaluation mentioned in Note 17.1., increases subsequently in $550 million, considering the last exchange market closing prior to the issuance date of these financial statements.

The Company has prepared its financing projections and plans expecting to cover future fund needs to face short debt mainly with funds generated by operations plus, as it is possible, by the evolution of current economic measures, bank loans and access to capital markets; or otherwise, requesting for long-term refinancing of its payables.

However, owing to the macroeconomic situation described in Note 17.1., as of the date of issuance of these financial statements, third parties' credit lines are not available in amounts sufficient to enable the Company to, together with internally generated funds, meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

On the other hand, TESA has advised the Company that, as of the date of issuance of these financial statements, it is still evaluating the Argentine macroeconomic context and analyzing financing alternatives for the Company, including the possibility of refinancing or not over long-term its current loans to the Company and, if necessary, providing additional financing.

Consequently, the Company's ability to settle its payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by its direct or indirect controlling companies.

Should no financing alternatives be available for the Company or should the Company not succeed in obtaining refinancing, the Company would not have sufficient funds available to meet its current liabilities payable to local and foreign creditors.

Although the Company will make its best effort to obtain such financing, as of the date of issuance of these financial statements, it is impossible to ensure what the result of such negotiations will be or if the restrictions for making transfers abroad will enable the Company to settle its current liabilities in the normal course of business and maintain its normal operations.

e. Additionally, during the year ended December 31, 2000, the Company paid fees for financial advisory and other services to affiliates of Hicks Muse, República Holdings and Citibank N.A. for 4.8 million.

f. During the year ended December 31, 2001, Telefónica has provided administrative services to the Company for 50,500.

g. On May 28, 2001 the National Executive Power issued Decree N° 677/01 which provides that, TISA may declare its will to acquire all of the Company's capital stock owned by third parties. Likewise, any minority shareholder may demand that the controlling shareholder make a purchase offer to the Company's minority shareholders, in which case, the controlling shareholder could make an acquisition of the Company's capital stock owned by third parties. Should any of the above transactions be conducted, once the acquisition has been completed and the procedure established has been met, the Company would be automatically delisted from the share public trading and listing system.

12. CHANGE IN THE CORPORATE NAME

The Company's General and Special Shareholders' Meeting held on January 18, 2001, approved the corporate name change from CEI Citicorp Holdings Sociedad Anónima to Telefónica Holding de Argentina S.A. The Company had requested approval of the corporate name change from the CNV, which was granted on March 6, 2001, and the CNV sent the file for registration of the corporate name change with the Public Registry of Commerce. On April 18, 2001, the corporate name change was registered with the Public Registry of Commerce.

13. OFFICIALLY STAMPED BOOKS

As a result of a delay in the process of stamping the Company's books, which is not attributable to the Company, the Company's financial statements as of June 30, 2001 and 2000 and as of September 30, 2001 and 2000 have been copied to those officially stamped books on November 6, 2001.

14. SUPPLEMENTAL CASH FLOW INFORMATION

In the unconsolidated statement of cash flows for the year ended December 31, 2001 and consolidated statements of cash flows for the years ended December 31, 2000 and 1999, respectively, cash and cash equivalents are comprised of:

	2001	2000	1999
Cash	394,664	4,777,817	262,626
Short-term investments (original maturity 90 days or less)	1,000,187 (1)	3,969,389 (1)	7,383,945
Cash and cash equivalents	1,394,851	8,747,206	7,646,571

(1) See Note 16.2.

The following additional disclosures are presented related to the statements of cash flows:

	2001	2000	1999
Interest paid	49,873,592	89,514,337	87,150,730
Income tax paid	769,388 (1)	1,231,509 (1)	946,964 (1)

(1) Corresponds to tax on minimum presumed income.

15. ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY

These financial statements are presented on the basis of Argentine GAAP. Certain accounting practices applied by the Company that conform with Argentine GAAP do not conform with US GAAP.

The Company has not presented a reconciliation of the effect on the accompanying financial statements as of and for the year ended December 31, 2001 of the differences between Argentine and US GAAP. The reconciliation for the years ended December 31, 2000 and 1999 are included in the Company's Financial Statements for those years filed by the Company with the SEC.

Under Argentine GAAP the effects of the devaluation of the Argentine peso described in Note 17.1. should be recognized in the period ending as of March 31, 2002 (see Notes 2.6. and 17.1.).

16. OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional financial statement disclosures required under Argentine GAAP:

1. Investments in shares, bonds issued in series and holdings in other companies.
2. Other investments.
3. Intangible assets and deferred charges.
4. Foreign currency assets and liabilities.
5. Administrative expenses.

16.1. INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES (stated in Argentine pesos – see Notes 17.1. and 2.3.)

Denomination and features of securities	Class	Face value	Amount	2001 Inflation adjusted cost	2001 Value by equity method	2001 Book value		2000 Book value
NONCURRENT INVESTMENTS (1)								
Noncurrent investments valued by the equity method:								
Cointel	Common							
	Class "A"	0.1	2,245,384,140	829,277,362	711,225,092	711,225,092		722,195,185
	Class "B"	0.1	407,817,358					
Atco	-	-	-	-	-	-		11,338,879 (2)
TyC	-	-	-	-	-	-		33,995,115
Subtotal						711,225,092		767,529,179
Investments valued at recoverable value:								
Atco	Common	1	82,824,771	116,020,131		-	(2)	-
AC	Common	1	3,600	3,600		-	(3)	-
Subtotal						-		-
Total noncurrent investments						711,225,092		767,529,179

(1) See Notes 2.6.c) and 5.
(2) See Note 2.6.c) 2. and 5.1.b).
(3) See Note 2.6.c) 2.

16.1 INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES (stated in Argentine pesos - see Notes 17.1. and 2.3.) (Cont.)

	Information on the issuer					
		Latest financial statements				
Denomination and features of securities	Main business	Date	Capital stock (2)	Net loss (2)	Shareholders' equity (2)	Total % held in voting stock
NONCURRENT						
Cointel	Investments	09-30-01	531	(22)	1,451	50.0% (1)

		Financial statements used for valuation by the equity method				
Denomination and features of securities	Year-end	Closing date	Duration of the period	Auditors' report date	Scope	Auditors' report
NONCURRENT						
Cointel	09-30	09-30-01	12 months	11-16-01	Audit	No findings

(1) Relates to common stock.
(2) Stated in million of Argentine pesos.

16.2. OTHER INVESTMENTS (stated in Argentine pesos - see Notes 17.1. and 2.3.)

Main account and features	2001 Book value	2000 Book value
CURRENT INVESTMENTS		
Foreign currency deposits (2)	1,000,187 (1)	3,962,731
Local currency deposits	-	6,658
Total	1,000,187	3,969,389

(1) The nominal interest rate is 1.69% per annum.
(2) In US dollars.

16.3. INTANGIBLE ASSETS AND DEFERRED CHARGES (stated in Argentine pesos - see Notes 17.1 and 2.3.)

Main account	2001 Original value: At beginning of year	(Decrease) Increase	At end of year
Goodwill – Cointel	365,690,841	-	365,690,841
Goodwill – TyC	43,481,993	(43,481,993)	-
Goodwill – Shosa	-	-	-
Goodwill – Cablevisión	-	-	-
Goodwill – Atco	-	-	-
Issuance cost of Negotiable obligations and long-term financing	27,929,370	-	27,929,370
Total 2001	437,102,204 (1)	(43,481,993)	393,620,211
Total 2000	788,854,002	(349,901,798)	438,952,204
Total 1999	784,176,850	4,677,152	788,854,002

Main account	2001 Amortization: At beginning of year	For the Year	Decrease	At end of year	2001 Net book value	2000 Net book value	1999 Net book value
Goodwill - Cointel	70,973,338	17,761,946	-	88,735,284	276,955,557	294,717,503	312,479,449
Goodwill – TyC	6,513,248	773,013	(7,286,261)	-	-	36,968,745	39,142,845
Goodwill - Shosa	-	-	-	-	-	-	64,223,931
Goodwill – Cablevisión	-	-	-	-	-	-	251,664,074
Goodwill – Atco	-	-	-	-	-	-	975,062
Issuance cost of Negotiable obligations and long-term financing	27,239,456 (2)	504,950	-	27,744,406	184,964	689,914	17,305,012
Total 2001	104,726,042 (1)	19,039,909	(7,286,261)	116,479,690	277,140,521		
Total 2000	103,063,629	56,263,669 (2)	(52,751,256)	106,576,042		332,376,162	
Total 1999	60,471,505	42,738,613	(146,489)	103,063,629			685,790,373

(1) It does not include 1,850,000 of other deferred charges, which were fully amortized as of December 31, 2000.

(2) Includes 11.2 million relating to the accelerated amortization on the issuance cost of Negotiable obligations and long-term financing, included in "Net income related to the Contract-Accelerated amortization on the issuance cost of Negotiable Obligations and long-term financing". See Notes 3.7. and 7.

16.4. FOREIGN CURRENCY ASSETS AND LIABILITIES (see Note 17.1.)

	2001			2000	
	Amount in foreign currency (1)	Exchange rate (2)	Book amount (in pesos)	Amount in foreign currency (1)	Book amount (in pesos)
Current assets					
Cash	392,330	1.0	392,330	1,595	1,595
Short-term investments	1,000,187	1.0	1,000,187	3,962,731	3,962,731
Receivables from related parties	10,039,500	1.0	10,039,500	412,400,341	412,400,341
Total assets			11,432,017		416,364,667
Current liabilities					
Accounts payable to related parties	493,273,965	1.0	493,273,965	350,989	350,989
Bank and other financial payables	15,039,881	1.0	15,039,881	339,478,339	339,478,339
Accounts payable and accrued liabilities	695,007	1.0	695,007	-	-
Other payables	1,037,552	1.0	1,037,552	83,905,281	83,905,281
Total liabilities			510,046,405		423,734,609

(1) US dollars.
(2) See Note 17.1.

16.5. ADMINISTRATIVE EXPENSES (stated in Argentine pesos - see Notes 17.1. and 2.3.)

Account	Administrative expenses 2001	2000	1999
Fees and payments for services	2,250,354	8,281,596	10,412,774
Maintenance and office rental	1,531,161	2,026,175	2,715,428
Salaries and social security taxes	-	3,714,801	5,298,243
Tax on minimum presumed income	-	1,232,235	3,075,328
Travel expenses	-	219,793	245,881
Other	306,846	721,430	3,680,115
Total	4,088,361	16,196,030	24,887,769

17. SUBSEQUENT EVENTS AS FROM DECEMBER 31, 2001 TO FEBRUARY 26, 2002

In addition to Notes 5.1.a), 11.3., and 6.6. the following discussion relates to the subsequent events as from December 31, 2001 to February 26, 2002.

17.1. Effects of the Argentina's peso devaluation and other modifications to the economic regulation.

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of transfers related to foreign trade and other authorized transactions. Later, the Government declared the official default on foreign debt payments. On January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform, introduced dramatic changes to the economic model implemented until that date and amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) approved in March 1991. The new law empowers the Federal Executive Power to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term, including the power to establish a system to determine the exchange rate applicable to the Argentine peso.

Decree N° 71/2002 of the National Executive Power devalued the Argentine peso and established an "official" exchange system, mainly for exports, certain imports, and bank debts, and the "freely floating" exchange market for the rest of the transactions, which was regulated by the BCRA. Official exchange rate was established at $1.4 to US$1 and the exchange rate of the "free" market, as of the close of business of the first day after the exchange market (which had been suspended as from December 23, 2001) reopened (January 11, 2002), was about $1.60/$1.70 to US$ 1 (bid price).

Other regulations were issued subsequently, amending some of the regulations described in the preceding paragraphs. Their main effects as of the issuance date of these financial statements are:

(a) as of February 8, 2002 the unification of the exchange rate markets into a "free" market. As of February 25, 2002, (exchange rate effective as of the date prior to the issuance of these financial statements) the US dollar exchange rate in such market amounted to about $ 2.10 = US$ 1, bid price;

(b) the conversion into pesos of US dollar deposits in Argentine banks at the rate of $1.40 = US$1 and the conversion into pesos of all US dollar-denominated debt obligations as of January 6, 2002, at the rate of $1 = US$1. Deposits and debts converted into pesos are to be adjusted through a benchmark stabilization coefficient to be published by the BCRA and to be applied as of the date of publication of Decree No. 214/2002 plus minimum and maximum interest rates for deposits and obligations with in the banking system, respectively.

(c) issuance of a bond by the Argentine Government to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;

(d) de-dollarization of all private agreements as of January 6, 2002 at a $1 = US$1 rate and subsequent adjustment through the benchmark stabilization coefficient in the terms described in (b), plus an equitable readjustment, in some cases;

(e) de-dollarization of public service rates which were originally agreed upon in US dollars at a $1=US$1 rate and subsequent renegotiation on a case-by-case basis; subject to the impact of rate competitiveness on income distribution and the economy, service quality and investment plans involved, users' interest and companies profitability;

(f) prior authorization by the BCRA for making transfers from the private sector abroad in relation to, among other, principal services, financial loans, dividends and profits for 90 days as from February 11, 2002, except debts with international entities and official or officially recognized credit agencies. However, such payments may be made with freely available funds existing abroad;

(g) suspension of dismissals without a fair cause for a 180-day period, as of January 6, 2002, and penalization whereby the amount of the severance payment provided for in labor regulations would be double, should employees be dismissed during such term;

(h) suspension for two years of the law on deposits intangibility or till the time the National Executive Power considers the financial emergency to be concluded;

(i) suspension for a 180-day term as of February 3, 2002 of all suits, precautionary measures, and foreclosure proceedings on loans, debts, deposits, and financial reprogramming affected by the new economic regulations; and

(j) declaration of a state of emergency to last until December 10, 2003, covering production and credit aspects, which implies among other issues:

1) the suspension, from February 14, 2002, and until December 10, 2003, of foreclosure on collateral for financial debt that in any way may result in the transfer of control of companies in insolvency proceedings or their subsidiaries;

2) the suspension, during 180 days as from February 14, 2002, of (i) all court-mandated and out-of-court foreclosures, including of mortgages and security agreements of any origin, whether for debtors in insolvency proceedings or any other private-sector debtors, (ii) the process of bankruptcy petitions, without precluding the precautionary measures to protect the integrity of the debtor's assets, and (iii) precautionary measures, whether priorty standing or newly provided, involving those assets indispensable to the debtor's normal course of business;

3) the extension of the exclusivity period in all insolvency proceedings governed by Law No. 24,522 and initiated before February 14, 2002, for at least 180 days beyond such period's original expiration date or from the end of the last extension granted. For new insolvency proceedings, the exclusivity period is extended to 180 days that may be extended a further 180 days (in both cases, this refers to courts working days).

As of the date of issuance of these financial statements, the Federal Government is still analyzing supplementary policies that will define, among other things, the way in which secured loans in US dollars related to the local public debt swap will be switched into pesos and the way in which external private debt payments will be made.

On the other hand, and as a consequence of the changes implemented in January 2002, there was an increase in the Argentine consumer price index of 2.3% and in the Argentine wholesale price index of 6.6% according to the information provided by the INDEC (Argentine Institute of Statistics and Census).

As stated in Note 2.4., foreign currency assets and liabilities as of December 31, 2001, were valued at the $1 to US$1 exchange rate prevailing as of the date of suspension of the foreign exchange market, pursuant to the provisions of Resolution MD No. 1/02 of the CPCECABA and Resolution No. 392 of the CNV.

The net consolidated position of assets and liabilities in foreign currency that will generate effects as a consequence of the devaluation is disclosed in Note 16.4. to these financial statements. Such position has not suffered significant changes as of the date of issuance of these financial statements. The estimated effect of the above-mentioned devaluation on the Company's net payables in foreign currency as of December 31, 2001 and on Cointel and Telefónica´s net consolidated payables in foreign currency as of December 31, 2001, calculated in proportion to the Company´s ownership interest in such companies, and on the basis of exchange rates effective as of the date prior to the issuance date of these financial statements, gives rise to a negative exchange difference of about $1.4 billion, which will be recognized in the period ending March 31, 2002, according to generally accepted accounting principles in Argentina.

Under US GAAP, the exchange rate effective as of the date of reopening of the exchange market (January 11, 2002), which amounted to 919.4 million, including 570.1 million corresponding to the estimated effect of the devaluation on Cointel's and Telefónica´s shareholders´ equity, calculated based on the Company´s ownership interest in such companies, should be used for the valuation in Argentine pesos of foreign currency assets and liabilities as of December 31, 2001.

As provided in the Public Emergency and Currency Exchange System Reform Law, any loss resulting from applying the new exchange rate to the net position of assets and liabilities in foreign currency as of January 6, 2002, will be deductible from income tax at the rate of 20% per annum over the five fiscal years ending after the Law's effective date. Should such effect result in a gain, it will be taxable in the fiscal year ended December 31, 2002.

The effect of such devaluation on the Company's shareholders' equity, after considering the exchange difference that could be capitalized on the basis of effective accounting standards in Argentina, could cause the Company to fall within one of the mandatory capital reduction events, or within a dissolution event (if the Company's shareholders' equity becomes negative), provided by sections 206 and 94 of the Business Associations Law.

The effects of the recent governmental announcements, over the Company's investment in Cointel and the related goodwill and the Company's financing plan, are disclosed in Notes 2.6.c) and d) and 11.3.d., respectively. Additionally, the respective effects over Telefónica´s fixed assets and Cointel and Telefónica´s financing plan are disclosed in Note 5.1.a).

These financial statements include the effects derived from the new economic and exchange policies known as of the date of issuance of these financial statements. All the estimates made by the Company's Management have considered such policies. The effects of any additional measures that could be implemented by the Government or the instrumentation of previously adopted measures, will be reported in the financial statements as they become known.

17.2. Repurchase of negotiable obligations

On February 12, 2002, the balance of the principal of Negotiable Obligation Series A that amounted to US$7.0 million and interest accrued as of such date were cancelled by the Company. Part of the funds required to repurchase the bonds were obtained through two loans from Telefónica, accruing interest at a nominal rate of 17% per annum and maturing on March 14, 2002.

Management's Discussion and Analysis of Financial Condition and Results of Operations

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Information not covered by the Report of Independent Public Accountants
– Amounts stated in Argentine pesos, except otherwise stated)

The following discussion should be read in conjunction with the financial statements for the years ended December 31, 2001, 2000 and 1999. The financial statements have been prepared in accordance with Argentine GAAP, which differ in certain respects from US GAAP. See Note 15. to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999.

Multiple Holding Company Structure

Telefónica Holding de Argentina S.A. (formerly known as CEI CITICORP HOLDINGS SOCIEDAD ANONIMA) (see Note 12. to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999) ("the Company") is a holding company primarily engaged, through related companies in the telecommunications business ("Telecommunications Business") and the media, programming and content distribution business ("Media Business") in Argentina.

As of December 31, 2001, the Company conducts its Telecommunications Business through its 50.0% interest in Compañía Internacional de Telecomunicaciones S.A. ("Cointel") (see Note 5.1.a) to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999), which controls the outstanding capital stock of Telefónica de Argentina S.A. ("Telefónica") through its ownership interest in 100% of Telefónica's Class "A" shares. (See Note 8.1.a) to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999) and 40.2 million Class "B" shares of Telefónica which represents approximately 2% of Telefónica's outstanding capital stock, being the total shareholding of Cointel in Telefónica's capital stock 64.8%.

The Company conducts its Media Business in Argentina through its 26.8% ownership interest in Atlántida Comunicaciones S.A. ("Atco") (see Note 5.1.b) to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999). Atco is a holding company with a direct and indirect interest in broadcast television companies and in radio stations. Likewise, the Company holds a 26.8% ownership interest in AC Inversora S.A. ("AC"). AC is a holding company with direct and indirect interest in broadcast television companies (see Note 5.1.c) to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999).

On April 11, 2000, certain affiliates of Hicks, Muse, Tate & Furst, Inc. ("Hicks Muse"), including HMTF – Argentine Media Investments Ltd. ("HMTF"), República Holdings Ltd. ("República Holdings") and International Investments Union Ltd. ("IIU") ("HMTF Affiliates") and International Equity Investments, Inc. ("IEI"), a Citibank N.A. subsidiary, (together with HMTF Affiliates, the "Former Principal Shareholders" and from now on the "Participating Shareholders") and Telefónica, S.A. ("TESA") ("the Parties") entered into a Stock Exchange Agreement (the "Stock Exchange Agreement", and from now on "the Contract") whereby, after certain precedent conditions were met, on December 15, 2000, such shareholders transferred to TESA 80.9% of the Company's capital stock, representing 84.7% of the Company's total votes in exchange for TESA common shares issued. On June 29, 2001, TESA informed the Company that on May 8, 2001, it transferred to Telefónica Internacional, S.A. ("TISA"), TESA's wholly owned subsidiary, all of TESA's 80.9% equity interest in the Company. Additionally, as a result of several transactions described in Note 6.6. to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999, TISA's equity interest in the Company, increased from 80.9% to 99.96%.

The Company also conducted its Media Business through its 20.0% interest in Torneos y Competencias S.A. ("TyC"), a provider of sports and entertainment programming in Argentina. In May 2001, the Company transferred to ACH Acquisition Co. ("ACH") an affiliate of the Participating Shareholders, its ownership interest in TyC (see Note 5.2.a) to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999).

Additionally, the Company was engaged in the cable television business through its indirect 35.9% interest in Cablevisión S.A. ("Cablevisión"). On December 15, 2000, the Company transferred to ACH, its ownership interest in Southtel Holdings S.A. ("Shosa"), whose main asset, as of the disposition date, was its ownership interest in Cablevisión (see Notes 5.2.b) and c) to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999).

The income of the Company and its holding companies, accounted for by the equity method, is affected by the items of consolidated income and expenses of the companies owned directly by them. The net income of the Company and such companies is also affected by consolidated income and expense items attributable to their respective activities (e.g., interest income, interest expense, general and administrative expenses, taxes). Consequently, the analysis set forth below includes: (i) a discussion of the results of operations of the Company that takes into consideration the Company's share in the net income of holding companies and operating companies which the Company owns as well as the income and expenses attributable to the Company's operations, (ii) a discussion of the results of operations of Cointel which focuses on Cointel's share of the net income of Telefónica as well as income and expenses attributable to the operations of Cointel, (iii) a discussion of the results of operations of Telefónica, (iv) a discussion of the results of operations of TyC, (v) a discussion of the results of operations of Televisión Federal S.A. – TELEFE ("Telefé") and LS4 Radio Continental S.A. ("Radio Continental"), (vi) a discussion of the results of operations of Televisoras del Interior (as defined in this section) and (vii) a discussion of the results of operations of Prime Argentina S.A. (Holdings) ("Prime").

The management of each related company has prepared the information related to the Company's affiliates Comparison of Results of Operations; therefore, the veracity, accuracy and integrity of such information is the exclusive responsibility of the management concerned.

The amounts in million of Argentine pesos contained in the Management's Discussion and Analysis of Financial Condition and Results of Operations have been rounded up or down in order to facilitate the footing of notes and tables in which they are included. The effect of such rounding is not material.

Financial Periods Covered

The Company and certain of its related companies (including Cointel and Telefónica) are subject to the reporting rules imposed by the Comisión Nacional de Valores ("CNV") on companies subject to its regulation. In general, such rules require that such companies report their quarterly financial results within 42 days after the end of their fiscal quarters and their annual financial results within 70 days after the end of their fiscal years or, for both cases, two days following their approval by the Company's Board of Directors whichever occurs first. Because the Company's related companies that are regulated by the CNV tend to report their quarterly and annual financial results at the end of such 42-day and 70-day periods, the Company is unable to report its quarterly and annual financial results which include the results of such companies for the same fiscal periods within the applicable 42-day or 70-day periods or, for both cases, two days following their approval by the Company's Board of Directors (whichever occurs first). As a result of and in accordance with the CNV's rules, the Company's reports of its operating results for, and of its financial condition at the end of, a fiscal period of three, six, nine or twelve months will take into account the net income and financial condition of its related companies regulated by the CNV and of their holding companies for and at the end of the period of three, six, nine or twelve months, respectively, ending three months prior to the last day of the period covered by the Company's report. For example, the Company's income statement and balance sheet for and as of the end of the year ended December 31, 2001 take into account Cointel's (and, through Cointel, Telefónica's) income statement and balance sheet for and at the end of the year ended September 30, 2001. See Note 2.6.c)1. to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999.

Critical Accounting Policies

Significant accounting policies have been described in the financial statements. Most critical accounting policies adopted in preparing the Company´s and certain of its related companies financial statements relate to: i) the application of the going-concern assumption in the valuation and classification of the Company, Cointel and Telefónica´s assets and liabilities (see Notes 2.6.c)1., 5.1.a), 11.3.d. and 17.1. to the Company´s financial statements as of December 31, 2001, 2000 and 1999); ii) the assumption that the Company, Cointel and Telefónica will not default in the payment of their debt, with regard to the classification of Cointel and Telefónica´s non-current debt (see Notes 5.1.a) and 11.3.d. to the Company´s financial statements as of December 31, 2001, 2000 and 1999); iii) the valuation of investment in Cointel and the goodwill stated for such investment under US GAAP, which is based on management's current estimates of future cash flows, iv) the valuation of Telefónica´s fixed assets under US GAAP (under the provisions of SFAS 121 and 144), which is based on Telefónica management's current estimates of its future cash flows; v) the creation of reserves in Telefónica for contingencies assessed as likely by Telefónica´s management, based on its estimates and the opinion of its Argentine legal counsel; and vi) the creation of allowances in Telefónica, amounting to 244 million in respect to 545 million past-due receivables, based on Telefónica management's estimates of possible future collection terms and conditions. Additionally, under Argentine GAAP the exchange rate difference resulting from the devaluation of the Argentine peso with respect to the U.S. dollar calculated on the basis of the rates in effect when the market reopened on

January 11, 2002, will be recognized in the period ended March 31, 2002, while under US GAAP such difference will be recognized in the year ended December 31, 2001.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of these financial statements and the reported amounts of revenues and expenses during the reporting years. The ultimate results could differ from those estimates. Future cash flows could differ materially from estimates of the Company's, Cointel's and Telefónica's management depending upon, among other matters, the outcome of the pending Telefónica's rate renegotiation with the Government described in Note 5.1.a) to the Company's financial statements as of December 31, 2001, 2000 and 1999.

Modification of Argentine GAAP

Effective December 8, 2000, the Governance Board of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") approved Technical Resolutions Nos. 16, 17, 18, and 19, which provide for changes in professional accounting principles relating to valuation and disclosure. On December 21, 2001, the Buenos Aires City Professional Council ("CPCECABA") approved, with certain modifications, such Resolutions and required mandatory application thereof for fiscal years beginning July 1, 2002, and thereafter. As of the date of issuance of these financial statements, the CNV was analyzing the scope and timing for adopting such standards.

Effects of the Argentina's peso devaluation and other modifications to the economic regulation

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of transfers related to foreign trade and other authorized transactions. Later, the Government declared the official default on foreign debt payments. On January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform, introduced dramatic changes to the economic model implemented until that date and amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) approved in March 1991. The new law empowers the Federal Executive Power to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term, including the power to establish a system to determine the exchange rate applicable to the Argentine peso.

Decree N° 71/2002 of the National Executive Power devalued the Argentine peso and established an "official" exchange system, mainly for exports, certain imports, and bank debts, and the "freely floating" exchange market for the rest of the transactions, which was regulated by the Central Bank of Argentina ("BCRA"). Official exchange rate was established at $1.4 to US$1 and the exchange rate of the "free" market, as of the close of business of the first day after the exchange market (which had been suspended as from December 23, 2001) reopened (January 11, 2002), was about $1.60/$1.70 to US$ 1 (bid price).

Other regulations were issued subsequently, amending some of the regulations described in the preceding paragraphs. Their main effects as of the issuance date of these financial statements are:

(a) as of February 8, 2002 the unification of the exchange rate markets into a "free" market. As of February 25, 2002, (exchange rate effective as of the date prior to the issuance of these financial statements) the US dollar exchange rate in such market amounted to about $ 2.10 = US$ 1, bid price;

(b) the conversion into pesos of US dollar deposits in Argentine banks at the rate of $1.40 = US$1 and the conversion into pesos of all US dollar-denominated debt obligations as of January 6, 2002, at the rate of $1 = US$1. Deposits and debts converted into pesos are to be adjusted through a benchmark stabilization coefficient to be published by the BCRA and to be applied as of the date of publication of Decree No. 214/2002 plus minimum and maximum interest rates for deposits and obligations with in the banking system, respectively.

(c) issuance of a bond by the Argentine Government to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;

(d) de-dollarization of all private agreements as of January 6, 2002 at a $1 = US$1 rate and subsequent adjustment through the benchmark stabilization coefficient in the terms described in (b), plus an equitable readjustment, in some cases;

(e) de-dollarization of public service rates which were originally agreed upon in US dollars at a $1=US$1 rate and subsequent renegotiation on a case-by-case basis; subject to the impact of rate competitiveness on income distribution and the economy, service quality and investment plans involved, users' interest and companies profitability;

(f) prior authorization by the BCRA for making transfers from the private sector abroad in relation to, among other, principal services, financial loans, dividends and profits for 90 days as from February 11, 2002, except debts with international entities and official or officially recognized credit agencies. However, such payments may be made with freely available funds existing abroad;

(g) suspension of dismissals without a fair cause for a 180-day period, as of January 6, 2002, and penalization whereby the amount of the severance payment provided for in labor regulations would be double, should employees be dismissed during such term;

(h) suspension for two years of the law on deposits intangibility or till the time the National Executive Power considers the financial emergency to be concluded;

(i) suspension for a 180-day term as of February 3, 2002 of all suits, precautionary measures, and foreclosure proceedings on loans, debts, deposits, and financial reprogramming affected by the new economic regulations; and

(j) declaration of a state of emergency to last until December 10, 2003, covering production and credit aspects, which implies among other issues:

1) the suspension, from February 14, 2002, and until December 10, 2003, of foreclosure on collateral for financial debt that in any way may result in the transfer of control of companies in insolvency proceedings or their subsidiaries;

2) the suspension, during 180 days as from February 14, 2002, of (i) all court-mandated and out-of-court foreclosures, including of mortgages and security agreements of any origin, whether for debtors in insolvency proceedings or any other private-sector debtors, (ii) the process of bankruptcy petitions, without precluding the precautionary measures to protect the integrity of the debtor's assets, and (iii) precautionary measures, whether priorly standing or newly provided, involving those assets indispensable to the debtor's normal course of business;

3) the extension of the exclusivity period in all insolvency proceedings governed by Law No. 24,522 and initiated before February 14, 2002, for at least 180 days beyond such period's original expiration date or from the end of the last extension granted. For new insolvency proceedings, the exclusivity period is extended to 180 days that may be extended a further 180 days (in both cases, this refers to courts working days).

As of the date of issuance of these financial statements, the Federal Government is still analyzing supplementary policies that will define, among other things, the way in which secured loans in US dollars related to the local public debt swap will be switched into pesos and the way in which external private debt payments will be made.

On the other hand, and as a consequence of the changes implemented in January 2002, there was an increase in the Argentine consumer price index of 2.3% and in the Argentine wholesale price index of 6.6% according to the information provided by the INDEC (Argentine Institute of Statistics and Census).

As stated in Note 2.4. to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999, foreign currency assets and liabilities as of December 31, 2001, were valued at the $1 to US$1 exchange rate prevailing as of the date of suspension of the foreign exchange market, pursuant to the provisions of Resolution MD No. 1/02 of the CPCECABA and Resolution No. 392 of the CNV.

The net consolidated position of assets and liabilities in foreign currency that will generate effects as a consequence of the devaluation is disclosed in Note 16.4. to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999. Such position has not suffered significant changes as of the date of issuance of these financial statements. The estimated effect of the above-mentioned devaluation on the Company's net payables in foreign currency as of December 31, 2001 and on Cointel and Telefónica's net consolidated payables in foreign currency as of December 31, 2001, calculated in proportion to the Company's ownership interest in such companies, and on the basis of exchange rates effective as of the date prior to the issuance date of these financial statements, gives rise to a negative exchange difference of about $1.4 billion, which will be recognized in the period ending March 31, 2002, according to generally accepted accounting principles in Argentina.

Under US GAAP, the exchange rate effective as of the date of reopening of the exchange market (January 11, 2002), which amounted to 919.4 million, including 570.1 million corresponding to the estimated effect of the devaluation on Cointel's and Telefónica's shareholders' equity, calculated based on the Company's ownership interest in such companies, should be used for the valuation in Argentine pesos of foreign currency assets and liabilities as of December 31, 2001.

As provided in the Public Emergency and Currency Exchange System Reform Law, any loss resulting from applying the new exchange rate to the net position of assets and liabilities in foreign currency as of January 6, 2002, will be deductible from income tax at the rate of 20% per annum over the five fiscal years ending after the Law's effective date. Should such effect result in a gain, it will be taxable in the fiscal year ended December 31, 2002.

The effect of such devaluation on the Company's shareholders' equity, after considering the exchange difference that could be capitalized on the basis of effective accounting standards in Argentina, could cause the Company to fall within one of the mandatory capital reduction events, or within a dissolution event (if the Company's shareholders' equity becomes negative), provided by sections 206 and 94 of the Business Associations Law.

The effects of the recent governmental announcements, over the Company's investment in Cointel and the related goodwill and the Company's financing plan, are disclosed in Notes 2.6.c) and d) and 11.3.d., to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999, respectively. Additionally, the respective effects over Telefónica's fixed assets and Cointel and Telefónica's financing plan are disclosed in Note 5.1.a). to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999.

Agreement between the Company's Former Principal Shareholders and TESA

On December 31, 1999, the Participating Shareholders and TESA had entered into a Framework Agreement relating to the sale of up to all of the Company's common shares to TESA, which was subject to the execution of the final documentation. On April 11, 2000, the Participating Shareholders and TESA entered into the Contract (as defined in Note 1. to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999) whereby, once certain precedent conditions were met, such shareholders would transfer to TESA a minimum percentage of the capital stock of the Company in exchange for TESA common shares issued. One of the precedent conditions was the approval of the transfer by the National Antitrust Commission. Through Resolution No. 245 dated October 27, 2000 (notice thereof served on the Company on October 31, 2000), the National Antitrust Commission authorized: (i) the transfer to TESA of the Company shares representing at least 80% of the votes and 75% of the capital stock of the Company as agreed upon in the Contract, and (ii) the simultaneous transfer to Hicks Muse's group affiliates of Shosa's and TISA's ownership interest in Cablevisión, representing 35.86% of Cablevisión's capital stock each. Additionally, before December 15, 2000 (the "Closing Date"), Ami Tesa Holdings Ltd. ("ATH"), an affiliate of the Participating Shareholders, had to make a tender offer (the "Offer") for up to all the Company's Class "B" common shares which were held by third parties, other than the Participating Shareholders, and which represented approximately 9.3% of the Company's capital stock. On December 7, 2000, ACH informed that 46,416,348 Class "B" common shares of the Company, which represent approximately 9.28% of the Company's capital stock had accepted the Offer submitted by ACH on September 6, 2000. On December 14, 2000, the shares of the Offer were transferred to ACH. On the Closing Date, the Participating Shareholders transferred to TESA 80.9% of the Company's capital stock, representing 84.7% of the Company's total votes in exchange for TESA common shares issued. On June 29, 2001, TESA informed the Company that on May 8, 2001, it transferred to TISA, TESA's wholly owned subsidiary, all of TESA's 80.9% equity interest in the Company. Additionally, as a result of several transactions described in Note 6.6. to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999, TISA's equity interest in the Company, increased from 80.9% to 99.96%.

As part of the Contract, and according to the transactions provided therein and in certain related agreements, the Company was involved in the following transactions:

(i) On December 15, 2000, Shosa redeemed to the Company irrevocable capital contributions, which included: (a) Shosa's 26.8% ownership interest in Atco, (b) Shosa's 26.8% ownership interest in AC, (c) Shosa's 20% ownership interest in TyC, including the net book value of the related goodwill as of September 30, 2000, (d) its 60% ownership interest in South Cable, including irrevocable capital contributions and (e) 97.4 million in cash. See Note 5.2.b) to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999.

(ii) On December 15, 2000, the Company transferred to ACH its ownership interest in Shosa, whose main asset as of that date, was its ownership interest in Cablevisión, representing a 35.86% of the capital stock of such company. The Shosa selling price amounts to US$395.3 million, and will be paid through a promissory note issued by ACH, maturing on August 31, 2001, or before, if certain conditions contemplated in the loan agreement occur. In August and December 2001, the Company and ACH amended a section of the promissory note issued by ACH, extending the maturity date until January 31, 2002. See Notes 5.2.b) and 6.6. to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999.

(iii) On December 15, 2000, the Company sold to ACH its 100% ownership interest in South Cable Holdings S.A. ("South Cable") for a cash amount of US$123.8 million. The main asset of South Cable was the senior and subordinated loans issued by Cablevisión in December 1998, maturing in January 2003, which had been previously contributed by the Company and Shosa to South Cable. See Note 5.2.d) to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999.

(iv) Additionally, on the same date, the Company subscribed an agreement with AMI Cable Holdings Ltd. ("AMICH"), affiliate of the Participating Shareholders, under which, it transferred to the latter: (a) its 100% ownership interest in Forestal Norteña, (b) the right to collect from the Clarín Group shareholders the balance of US$18.6 million plus related interest, derived from the disposition of the Company's indirect ownership interests in Coinca and Invercab S.A. in September 1997, (c) the rights and obligations under the agreement subscribed between IATE S.A. ("IATE"), the Company and other parties mentioned in Note 5.2.f) to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999, and (d) other minor receivables. The total transfer price was US$39.1 million in cash. See Note 5.2.e) to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999.

(v) In December 2000, the Company entered into an option contract to sell to ACH the Company's ownership interest in TyC. The selling price of the Company's ownership interest in TyC amounted to US$80.0 million, that the Company collected as of such date. Consequently, in May 2001, the Company transferred to ACH its ownership interest in TyC and the rights and obligations under the TyC shareholders' agreement. The difference between the selling price of the Company's ownership interest in TyC and its book value as of the disposition date, according to the financial statements of such company as of March 31, 2001, amounted to 7.7. million and was accounted as a capital transaction. See Notes 5.2.a) and 6.5. to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999.

(vi) The Company paid off its financial liabilities except for the amounts payables under the Negotiable Obligations for US$500 million issued on February 24, 1997, under the US$500 million Program (the "Negotiable Obligations") (see Note 7.1. to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999). The most significant liabilities that have been paid include among others: (i) the indebtedness under the Company's and Shosa's Syndicated Loan Agreement, assumed by the Company, and outstanding indebtedness under the Financial Trust Agreement, as defined in Note 7.2. to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999, (ii) a loan agreement with The Chase Manhattan Bank ("Chase") for US$40 million, dated November 28, 2000, which was used to repay the Class C Notes under the US$400 million program (see Note 7.1. to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999) and (iii) the repayment of certain derivative contracts described in Note 9. to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999.

(vii) The Participating Shareholders had requested the Company's Board of Directors to call a special shareholders' meeting to resolve the withdrawal of the Company shares from the public offering regime and the delisting thereof from the Buenos Aires Stock Exchange. On October 9, 2000, the Company filed an application with the Buenos Aires Stock Exchange for preliminary authorization of the delisting of the Company's shares. However, after such filing, TESA had requested the Company's Board of Directors that, for the time being, they refrain from calling a special shareholders' meeting to decide whether the Company's shares are to be delisted from the Buenos Aires Stock Exchange. The Buenos Aires Stock Exchange in turn, required the Company to request more precise information from TESA. On January 9, 2001, the Company informed the Buenos Aires Stock Exchange that, at the request of TESA, it had decided to call off the proceedings to have its shares delisted. TESA subsequently notified the Company that, after completing an exhaustive analysis, it had decided to go ahead with the delisting of the Company's shares. In the meeting held on March 28, 2001, the Company's Board of Directors decided that, taking into account the Company's current shareholding structure and the communication received from its then majority shareholder, TESA, the delisting of the Company's shares would be in its best corporate interest. Pursuant to the Board of Directors' decision, on April 5, 2001, the Company filed an application with the Buenos Aires Stock Exchange for preliminary authorization of the delisting of its shares. As of the date of issuance of these financial statements, such pronouncement remains pending.

(viii)The Participating Shareholders requested the Company's Board of Directors to call a shareholders' meeting in order to consider, among other issues, a voluntary reduction of the Company's capital stock (see Note 6.6. to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999) and the change of the Company's name (see Note 12. to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999).

(ix)The Company requested a meeting of noteholders of the Negotiable Obligations to obtain authorization to perform the capital reduction mentioned in (viii). On August 17, 2000, the noteholders granted such authorization on condition that the following requirements are previously met: (i) that the three classes of negotiable obligations give their authorization, (ii) that a "Change of Control" occurs as a result of the transfer of the Company's shares to TESA, and (iii) that the Company make an offer due to "Change of Control", giving to the noteholders the opportunity to exercise their right to have their Negotiable Obligations repurchased. With the transfer of the shares to TESA, which materialized the Change of Control under the terms and conditions of the Negotiable Obligations, and according to the latter's terms and conditions, the Company granted to the noteholders the right to request the Company to repurchase their Negotiable Obligations at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, up to the repurchase date. Additionally, on October 12, 2001, the Company's Board of Directors decided to repurchase Series A and B Negotiable Obligations. See Notes 6.6. and 7.1. to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999. As a consequence of the repurchases, the Company has redeemed approximately 97% of such negotiable obligations for a face value of 485.5 million. See Note 7.1. to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999.

As part of the Contract, the Company incurred expenses, in connection with severance payments and other compensations, fairness opinions and legal and technical advisory fees for approximately 7.7 million (which includes 2.7 million in severance payments and other compensation and approximately 5.0 million of fees and payments for services related with the Contract), which were charged to "Net income related to the Contract" in the statement of income for the year ended December 31, 2000.

Additionally, the Company: a) made payments under the compensation plans for executive officers described in Note 10. to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999, b) in February 2001, repaid approximately 4.6 million plus related taxes, related to the 1% over the nominal value of the Negotiable Obligations repurchased on February 14, 2001 which were accrued as of December 31, 2000 (see Note 7.1. to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999) and c) in July 2001, paid about 3.4 million, which were accrued as of December 31, 2000 to the noteholders present at the Noteholders' Meeting held on August 17, 2000 and referred to above in (ix).

As of the issuance date of these financial statements, the Company is not aware of any fact that could have an adverse effect on the Company's business, financial condition or results of operations, related with the transactions described previously in this note.

Comparison of the Company's Results of Operations for the years ended December 31, 2001, 2000 and 1999

(Figures stated in million of pesos)

All references made below to 2001, 2000 and 1999 are to the years ended December 31, 2001, 2000 and 1999, respectively.

Below the Company shows its unconsolidated results for the year ended December 31, 2001 and its consolidated results for the years ended December 31, 2000 and 1999. See Note 2.2. to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999.

	2001	2000	1999
Equity in (loss) earnings of ownership interests in related parties ((loss) income attributable to controlled companies and joint venture companies)	(21)	(108)	21
Fees for services rendered to related parties	52	66	71
Administrative expenses	(4)	(16)	(25)
Unrecoverable valued added tax and other taxes	-	(2)	(3)
Amortization of intangible assets and deferred charges	(19)	(45)	(43)
Financial (expense) income and holding (losses) gains, net	(6)	(99)	(87)
Other expenses and income, net	-	(3)	-
Net income related to the Contract	-	46	-
Special compensation plans for Directors and Executive officers	-	-	(1)
Loss from dispositions of ownership interests in related parties	-	-	(66)
Income tax	-	(27)	-
Net gain (loss) for the year	2	(188)	(133)

Equity in (Loss) Earnings of Ownership Interests in Related Parties ((Loss) Income Attributable to Controlled Companies and Joint Venture Companies)

For the reasons explained in – "Financial Periods Covered", the Company's ownership interests in related parties for the years ended December 31, 2001, 2000 and 1999 reflects the Company's equity in the net income (loss) of: (i) Cointel for the year ended September 30, 2001, 2000 and 1999 (which in turn reflects Cointel's equity in Telefónica's net income for the year ended September 30, 2001, 2000 and 1999), (ii) TyC for the six-month period ended March 31, 2001 and for the twelve-month periods ended September 30, 2000 and 1999, (iii) Atco for the three-month period ended March 31, 2001 and for the twelve-month periods ended September 30, 2000 and 1999, (iv) AC for the nine-month period ended September 30, 1999 and (v) Cablevisión for the twelve-month periods ended September 30, 2000 and 1999. The Company's equity in earnings of ownership interests in related parties decreased to a loss of 21 million in 2001 from a loss of 108 million in 2000 and a gain of 21 million in 1999. These results primarily reflect: (i) loss of 12 million, gain of 66 million and gain of 69 million in 2001, 2000 and 1999, respectively, attributable to the Telecommunications Business, (ii) losses of 51 million and 22 million in 2000 and 1999, respectively, attributable to the Cable Television Business, (iii) losses of 9 million in 2001, 123 million in 2000 and 16 million in 1999, attributable to the Media Business and (iv) loss of 10 million in 1999, attributable to Other Businesses.

The decrease in the Company's equity in earnings of ownership interests in related parties attributable to the Telecommunications Business a loss of 12 million in 2001 from a gain of 66 million in 2000 and from a gain of 69 million in 1999 was due principally to the changes in Cointel and Telefónica's results for such periods. See Telecommunications Business.

The Company's losses of 51 million in 2000 and 22 million in 1999 attributable to the Cable Television Business relate to Cablevisión. On December 15, 2000, the Company sold its indirect ownership interest in Cablevisión (through the disposition of its ownership interest in Shosa).

The Company's losses of 9 million in 2001, 123 million in 2000 and 16 million in 1999 attributable to the Media Business relate to: (i) TyC (gains of 2 million and 4 million in 2001 and 2000, respectively, and a loss of 2 million in 1999), (ii) Atco (losses of 11 million, 123 million and 10 million in 2001, 2000 and 1999, respectively), and (iii) AC (losses of 4 million in 2000 and 1999). In 2000, includes 2.7 million related to the decrease in the valuation of this company, to adjust it to its estimated recoverable value. In 2000, the equity loss in Atco of 123 million includes 96 million related to certain adjustments made by the Company (see Notes 2.6.c) and 5.1.b) to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999).

The loss of 10 million in 1999 in Other Businesses corresponds to Zapla Holdings S.A. ("Zapla Holdings"). In September 1999 the Company had sold its ownership interest in Zapla Holdings. See Note 5.2.f) to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999.

Fees for Services Rendered to Related Parties, net

The Company renders financial advisory and other services to some of its controlled companies and related companies. Fees for services rendered decreased to 52 million in 2001 from 66 million in 2000 and from 71 million in 1999, principally due to the variation in Telefónica's net income in such periods (see "Comparison of Telefónica's Results of Operations for the years ended September 30, 2001, 2000 and 1999). The only significant fee that the Company currently receives for financial advisory and other services is from Telefónica S.A. Sucursal Argentina ("TESA Arg.")

Administrative Expenses

Administrative expenses include: (i) legal, auditors' and consulting fees, (ii) miscellaneous administrative expenses (iii) tax on bank checking account transactions in 2001, (iv) salaries and social security taxes in 2000 and 1999, and (v) tax on minimum presumed income in 2000 and 1999. Administrative expenses decreased to 4 million in 2001 from 16 million in 2000 and from 25 million in 1999. The decrease in administrative expenses in 2001 was mainly due to: (i) a decrease of 6 million in the fees for professional services, (ii) a decrease of 4 million in salaries and social security taxes and, (iii) a 1 million charge for tax on minimum presumed income in 2000.

The higher level of administrative expenses in 1999 as compared to 2000 is principally due to a 5 million increase in 1999 in fees for professional services related to the analysis of the Company's financing structure.

Unrecoverable VAT and Other Taxes

Unrecoverable VAT and other taxes decreased 2 million in 2001 as compared to 2000 and 1 million in 2000 as compared to 1999. The decrease in 2001 was mainly due to the decrease of the Company's operations.

Amortization of Intangible Assets and Deferred Charges

Amortization of intangible assets and deferred charges decreased to 19 million in 2001 from 45 million in 2000 and from 43 million in 1999. The decrease in amortization in 2001 was mainly due to intangible assets and deferred charges retirement related to the transactions mentioned in "Agreement between the Company's Former Principal Shareholders and TESA".

Other expenses and income, net

The charge of 3 million in 2000 relates to a loss of 6 million for the payment of certain guaranties related to the sales of companies partially offset by the recovery of 3 million in tax on minimum presumed income of 1999 and 1998. See Note 2.6.e) to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999.

Financial (Expense) Income and Holding (Losses) Gains, net

The Company's financial (expense) income and holding (losses) gains, net, amounted to losses of 6 million in 2001, 99 million in 2000, and 87 million in 1999.

The decrease in losses to 6 million in 2001 from 99 million in 2000 was principally due to: (i) a decrease of 59 million in interest generated by liabilities (including related taxes) to 36 million in 2001 from 95 million in 2000 principally due to a lower average financial indebtedness and a decrease in interest expense, (ii) a loss of 22 million in 2000 related to premiums on financial instruments, which includes a 35 million loss in connection with the February 2000 amendment to certain conditions of the option subscribed with Chase Manhattan Bank ("Chase"), (iii) an increase of 13 million in 2001 in interest generated by assets mainly due to an increase of 29 million related to the Promissory Note issued by ACH for the disposition of Shosa (see Note 5.2.b) to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999), partially off-set by a decrease of 16 million related to the interests derived from certain receivables that the Company maintained with Cablevisión (see Note 5.2.d.) to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999).

The increased losses in 2000 as compared to 1999, were principally due to: (i) loss of 22 million in 2000, which includes a 35 million loss in connection with the February 2000 amendment to certain conditions of the option contracts subscribed with Chase, as compared to a loss of 14 million in 1999, which includes a loss of 7 million due to the disposition of certain financial instruments and (ii) an increase in interest expense (including related taxes) to 95 million in 2000 from 89 million in 1999 mainly due to higher average indebtedness; partially offset by (i) a loss of 3 million in 1999 related to holding losses and losses from the disposition of Telefónica Class "B" shares, which were sold in 1999 and (ii) a loss of 4 million related to the transfer of certain receivables.

Loss from Dispositions of Ownership Interests in Related Parties

The Company booked a loss on dispositions of ownership interest in related parties of 66 million in 1999, basically due to the disposition of its ownership interest in Zapla Holdings (loss of 63 million). See Note 5.2.f) to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999.

Net Income related to the Contract (See Note 4. to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999)

	Gain (Loss)
Gain from dispositions of ownership interests in related parties and other assets	136
Special compensation plans for Executive officers	(15)
Financial instruments	(47)
Accelerated amortization of issuance cost of Negotiable obligations and long-term financing	(11)
Other financial expenses	(9)
Severance payments and other compensations	(3)
Other	(5)
Total	46

During 2000, the Company booked a 46 million gain as a consequence of the Contract, which main items are: (i) gain from disposition of ownership interests in related parties and other assets includes: (a) a gain of 153 million for the disposition of Shosa, whose main asset as of the disposition date was its 35.9% ownership interest in Cablevision, and whose main liabilities as of such date amounted to 163 million, (b) a loss of 4 million from the sale of South Cable whose main asset was the senior and subordinated loans issued by Cablevision for an amount of 124 million and (c) a loss of 13 million from the disposition of the ownership interest in Forestal Norteña S.A. ("Forestal Norteña") and other assets, (ii) a loss of 15 million under the Special compensation plans for Executive officers. Such program had been modified in August 2000 (see Note 10. to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999), (iii) a loss of 47 million related to the termination of financial instruments executed with Chase (see Note 9. to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999), (iv) a loss of 11 million for the accelerated amortization of certain financial costs related to (a) the Syndicated Loan organized by Chase due to its prepayment and (b) the Negotiable obligation program for US$500 million due to the prepayment of 93% of its nominal value in February 2001 (see Note 7.1. to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999), (v) a loss of 9 million related to other financial expenses. The loss of 9 million is comprised of (a) a loss of 5 million due to the excess of the redemption value over the nominal value (101% according to issuance conditions) of the Negotiable obligations repurchased in February 2001 and (b) a loss of 4 million in certain fees related to the consent fee granted to the noteholders of Negotiable obligations in connection with certain clauses of the issuance agreement, and (vi) other losses of 8 million related to severance payments and other compensations and professional fees.

Income Tax

The income tax charge of 27 million was accrued by Shosa before Shosa's disposition, on December 15, 2000. In 2001, the Company has estimated that the taxable income assessed for the fiscal year ended on such date will be fully offset by accumulated tax loss carryforwards from prior years. According to the respective tax returns filed, the Company has an accumulated tax loss carryforward for income tax of approximately 259.1 million. See Note 2.6.e) to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999.

Net Gain (Loss) for the year

As a result of the factors discussed above, the Company's net gain (loss) amounted to a gain of 2 million in 2001, a loss of 188 million in 2000 and a loss of 133 million in 1999.

Telecommunications Business

Comparison of Cointel's Unconsolidated Results of Operations for the years ended September 30, 2001, 2000 and 1999.
(Figures stated in million of pesos)

As of December 31, 2001, the Company's ownership interest in Cointel amounts to 50.0%.

All references made below to 2001, 2000 and 1999 are to the years ended September 30, 2001, 2000 and 1999, respectively.

The discussion relating to Cointel is based on Cointel's unconsolidated financial information for 2001, 2000 and 1999. The Company believes that such financial information rather than Cointel's consolidated financial statements, highlights more effectively the effect on Cointel's activities other than its holding of Telefónica stock.

	2001	2000	1999
Income on equity investment in Telefónica	157	176	226
Amortization of intangible assets	(14)	(21)	(21)
Administrative expenses	(1)	(2)	(3)
Financial income (expense) and holding gains (losses), net	(143)	(16)	(68)
Net (loss) income for the year from continuing operations	(1)	137	134
Net (loss) income of Telefónica's spun-off businesses	(21)	(1)	7
Net (loss) income	(22)	136	141
Operating cash flow	78	159	157

Income on Equity Investment in Telefónica

Income on equity investment in Telefónica decreased to 157 million in 2001 from 176 million in 2000 and from 226 million in 1999. This decrease was due to the variation in Telefónica's net income in such years (see "Comparison of Telefónica's Consolidated Results of Operations for the years ended September 30, 2001, 2000 and 1999") partially off-set by an increase in Cointel's ownership interest in Telefónica from 51.0% to 62.5%, as from the effective date of Telefónica's reorganization, February 1, 2001. See Note 5.1.a) to the Company's financial statement for the years ended December 31, 2001, 2000 and 1999.

Amortization of Intangible Assets

Amortization of intangible assets decreased to 14 million in 2001 from 21 million in 2000 and 1999. The decrease was mainly due to the intangible asset originated in the acquisition of a 51% of the capital stock of Telefónica in November 1990, which was totally amortized during the three-month period ended December 31, 2000.

Financial Income (Expense) and Holding Gains (Losses), Net

Financial income (expense) and holding gains (losses), net, amounted to losses of 143 million in 2001, 16 million in 2000 and 68 million in 1999. The variation from 2000 was principally due to (i) holding losses of 80 million in 2001 and a gain of 38 million in 2000 related to the variation in the market price of Telefónica's Class "B" shares held by Cointel during 2001, (ii) a loss of 7 million in 2001 related to the early settlement charge of certain repurchase agreements involving Telefónica's Class "B" shares executed by Cointel, (iii) a decrease in interest expense (including related taxes) to 55 million in 2001 from 62 million in 2000, (iv) a decrease of 2 million in interest generated by assets in 2001 and (v) a decrease in cash dividends gained to 3 million in 2001 from 6 million in 2000. The variation from 1999 was principally due to (i) holding gains of 38 million in 2000 and a loss of 9 million in 1999 related to the variation in the market price of Telefónica's Class "B" shares held by Cointel, and (ii) lower financial interest of 4 million.

Income Tax and Tax on Minimum Presumed Income

Under Argentine law, Cointel's income on its equity investment in Telefónica is non-taxable. Also, most of Cointel's expenses are tax-deductible. Consequently, Cointel estimates that there will be no tax payable and therefore, no income tax charge was accrued in 2001, 2000 and 1999. In addition, no charge was booked for tax on minimum presumed income in 2001, 2000 and 1999.

Net (loss) income of Telefónica spun-off businesses

Includes (loss) income of Telefónica's spun-off businesses in the reorganization process for the four-month period ended January 31, 2001 and for the years ended September 30, 2000 and 1999. See Note 5.1.a) to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999.

Net (Loss) Income

As a result of the factors described above, Cointel's net (loss) income amounted to a loss of 22 million in 2001, a gain of 136 million in 2000 and a gain of 141 million in 1999.

Comparison of Telefónica's Consolidated Results of Operations for the years ended September 30, 2001, 2000 and 1999
(Figures stated in million of pesos)

As of December 31, 2001, the Company holds an ownership interest in Telefónica, through its 50.0% ownership interest in Cointel, which in turn controls Telefónica, through its 100% ownership interest in Telefónica's Class "A" shares and 40.2 million Class "B" shares which represents approximately 2% of Telefónica's outstanding capital stock, being the total shareholding of Cointel in Telefónica's capital stock of 64.8%.

All references made below to 2001, 2000 and 1999 are to the years ended September 30, 2001, 2000 and 1999, respectively.

	2001	2000	1999
Net revenues	2,797	2,950	2,863
Cost of services provided	(1,416)	(1,706)	(1,492)
Administrative expenses	(283)	(218)	(223)
Selling expenses	(418)	(209)	(285)
Equity in earnings of ownership interests in related parties	(2)	(2)	1
Other expenses, net	(113)	(151)	(133)
Financial (expense) income and holding (losses) gains, net	(122)	(118)	(98)
Unusual items	(7)	-	-
Income tax	(170)	(202)	(190)
Net income for the year from continuing operations	266	344	443
Net (loss) income of spun-off businesses	(41)	(1)	13
Net income for the year	225	343	456
EBITDA (1)	1,298	1,514	1,552
Lines installed (in thousands)	4,851	4,669	4,384
Lines in service (in thousands)	4,521	4,259	3,934
Lines in service per 100 inhabitants	24.4	24.4	22.9
Lines in service per employee	467	427	386

(1) EBITDA is defined as operating income plus depreciation and amortization. EBITDA corresponds to the continuing businesses. See Note 5.1.a) to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999.

Telecommunications market deregulation

Telefónica has a license for an unlimited period of time for rendering public telecommunications services in the southern region of Argentina, which provided for an exclusivity period until November 8, 1997, with the right to an extension for a further three years.

The National Executive Power issued Decree No. 264/98, which extended the exclusivity period with respect to the supply of basic telephone services until late 1999 and provided for the gradual opening up to competition of the telecommunication business in Argentina, to conclude with the liberalization of the local and domestic and international long distance services on November 8, 2000. Although the effectiveness of Decree No. 264/98 was subject to the conclusion of certain legal proceedings, Telefónica believes that it is unlikely that the outcome of those proceedings would slow the trend toward increasing competition.

On June 9, 2000, the National Executive Power issued Decree No. 465/00, which provides for the total deregulation of the telecommunications market beginning November 9, 2000. Additionally, on September 3, 2000, the National Executive Power issued Decree No. 764/00 which, in the context of such deregulation, approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of the Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to Telefónica since the deregulation of the telecommunications services. The above-mentioned rules provide, among other issues, the requirements to obtain the licenses to render telecommunications services, the conditions to establish rates and the providers' obligations, the technical and economic aspects for interconnection to the networks of different providers, the programs, administration and economic issues of Universal Service, as well as the principles that will govern the management and control of the radioelectric spectrum. On September 19, 2000, Telefónica filed a reconsideration petition against certain issues of Decree No. 764/00. The Court has not as yet ruled on these issues.

The principal strategic objective of Telefónica is to compete successfully and to maintain a leadership position in the Argentine telecommunications industry. Telefónica has been preparing to do so; however, there can be no assurance that the consequences of the introduction of competition, would not materially and adversely affect the business, the financial position or the results of operations of Telefónica. While there can be no such assurance, in the opinion of Telefónica´s management, the implementation of Telefónica´s business strategies will continue having a beneficial effect on the future competitiveness of its telecommunications business, mitigating the negative effects of the increasing competition in the Argentine market.

Tariff Regulation

Decree No. 264/98 provides a 4% reduction (in constant dollar terms) in rates to be applied to basic telephone service rates during each year of the transition period, which finished on October 10, 1999. During the seven years subsequent to the transfer date, Telefónica had applied similar 2% tariff reductions, principally through reduction in domestic long distance service charges. During the transition period 90% of such reduction had to be applied to domestic long distance services. Also, during such period, Telecomunicaciones Internacionales de Argentina Telintar S.A. ("Telintar") (subsequently Telefónica as it successor) had to reduce its international annual rates by 4% during the transition period. On November 3, 1999, the Secretary of Communications ("the SC") issued Resolution No. 2,925/99, whereby, based on the assumption of the nonexistence of effective competition as of such date provided 5.5% annual reductions in basic telephone service rates for the period November 1999 through November 2000. Such reduction was applied to the following services: detailed billing, domestic and international long-distance. Likewise, the starting date of the domestic and international long-distance reduced rate was brought forward.

Decree N° 764/00 on telecommunications deregulation establishes that providers may freely set rates and/or prices for the services rendered and for customer categories, which shall be applied on a nondiscriminatory basis. However, if there were no "effective competition", the historical providers of such areas shall respect the maximum rates established in the General Rate Structure. Below the values established in such rate structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service obtained 20% of the total revenues for such service in the local area of the Basic Telephony Service involved. Effective competition shall be considered to exist in the provision of national or international long-distance services for the calls originated in a local area of the Basic Telephony Service, when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them, offers more than one long-distance destination. Except for areas and services where effective competition is demonstrated to exist, the rate agreements established a maximum rate per pulse denominated in U.S. dollars. These agreements also provided for the right of Telefónica to adjust this rate for changes in the Consumer Price Index of the United States of America on April 1 and October 1 of each year. However, Law of Public Emergency and Currency Exchange System Reform No. 25,561, dated January 6, 2002, provides that, in the agreements executed by the Federal Administration under public law regulations, including public works and services, indexation clauses based on foreign countries price indexes or any other indexation mechanism are annulled. In this regard, it sets forth that the prices and rates resulting from such provisions shall be established in pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate. Furthermore, Section No. 9 of the abovementioned Law authorizes the National Executive Power to renegotiate the above-mentioned contracts taking into account the following criteria in relation to public utility services: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

In addition, Decree No. 764/00 has reduced the interconnection price for the origin and destination of the calls in the local areas to 1.1 cents/minute for districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones every 100 inhabitants and to 1.3 cents/minutes for the rest of the districts and in the areas included in the original license of independent operators and to 0.30 cents/minutes for the traffic within the local areas. A six-monthly 3% price cap will be applied to the values indicated above during the first two years after these rules and regulations become effective.

In April 2000 and March 2001, Telefónica, Telecom Argentina Stet-France Telecom S.A. ("Telecom"), and the SC executed rate agreements which, subject to the approval by the Ministry of Economy and of Infrastructure and Housing, provided the terms under which the price caps would be applied:

i) price cap for the period beginning November 8, 2000 and ending November 7, 2001: the SC established that the rate reduction for the period beginning November 8, 2000 and ending November 7, 2001 would amount to 6.75%. The reduction would be applied through: a) discount plans that were effective as from March 2000 (commercial and government basic rates, local measured service, and the application of certain preferential rates of internet access), the non-application of charges set forth in Resolution N° 2,926/99 until November 8, 2001 and the non-application over the year of the two semiannual adjustments to the pulse value for the US Consumer Price Index; b) given that such plans were brought into effect before schedule, the accumulated effects of the above-mentioned rate reductions would be applied to the computation of price caps for the periods beginning November 8, 2000 and ending November 7, 2002 adjusted at an interest rate of 12% per year; and c) furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the tariff structure, and the additional 0.75% reduction would be applied as defined by the Licensees.

ii) price cap for the period beginning November 8, 2001 and ending November 7, 2002: the SC established that the efficiency factor for the price cap applicable for the period beginning November 8, 2001 and ending November 7, 2002 would amount to 5.6%. This rate reduction is to be implemented through: a) the non-application of the two adjustments to the pulse value for the US Consumer Price Index for the year, adjusting the effect at the 12% annual rate in order to measure it against the total expected 5.6% reduction, b) any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period beginning November 8, 2000 and ending November 7, 2001, as well as any balance remaining in respect of a variety of items included in the 2000 price cap; c) any unapplied price cap portion remaining after the rate reductions mentioned in a) and b) above; with respect to the 5.6% rate reduction, it should be applied in the following manner: 70% as provided by Telefónica, 15% to the local service, and 15% to other services as required by the SC, other than monthly basic charges and the local measured service.

iii) price cap for the period beginning November 8, 2002 and ending November 7, 2003: the SC established that the efficiency factor could not exceed 5%, but it did not set its value.

Although the reductions mentioned in point i), and the early reductions referred to in point ii), are being applied by Telefónica, the related agreements have not been yet approved by the Ministry of Economy and of Infrastructure and Housing. As of the issuance date of these financial statements, the effect of the discount plans implemented has not been established as compared to rate reduction percentages provided by such agreements, and the regulatory agency has not approved how to apply the rate reduction mentioned in point i).

On the other hand, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios ("Consumidores Libres") on October 4, 2001, a precautionary measure requested by the plaintiff was awarded ordering the Federal Government, Telefónica and Telecom that they do not apply the adjustment to the pulse for the US Consumer Price Index until final judgment is rendered in the case. Against the above-mentioned legal proceedings, Telefónica filed an appeal to the Supreme Court of Justice rejecting the arguments contained in such judgment and a decision regarding such matter is pending.

In the opinion of Telefónica's Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. As of December 31, 2001, these maximum rates are determined by applying to rates effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000, and November 8, 2001, under the above-mentioned agreements.

The rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system described above. Based on current rate regulation mechanisms, and considering Telefónica's defense against the above legal proceedings, in the opinion of Telefónica's Management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefónica's financial position or a significant adverse effect on its results of operations.

In this context, in connection with the agreements executed by the Federal Administration under public law regulations, including public works and services, Law No. 25,561 provided for: (i) the annulment of dollar or other foreign currency adjustments and indexing provisions; (ii) the establishment of an exchange rate for dollar-denominated prices and rates ($1 = US$ 1); and (iii) the authorization for the National Executive Power to renegotiate the conditions of the above-mentioned contracts taking into account the following criteria: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

Through Decree N° 293/02, dated February 12, 2002, the National Executive Power entrusted the Economy Ministry the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual renegotiation proposals must be submitted to the National Executive Power within 120 days after the effective date of this Decree.

As of the date of issuance of these financial statements, Telefónica's Management is unable to foresee the final result of the negotiation under Law No. 25,561 or the rate scheme to be effective in the future; it is possible that such rate scheme will not maintain its value in U.S. dollars or constant pesos over time in accordance with any potential future increase in general price levels ("G.P.L."). Although, according to Telefónica's legal counsel opinion, under general administrative law principles applicable to the Transfer contract and List of conditions, future rates should be fixed at a level which is sufficiently fair to cover service costs, if future rates evolve at a pace well below GPL, it would have a material adverse effect on Telefónica's future financial position and results of operations.

As described above, Telefónica will have to renegotiate telephone service future rates with the Argentine Government, as a result of the passing of Law No 25,561. In consequence, although Telefónica has maintained the booked value of its fixed assets relating to the telecommunications business on the basis of estimates according to information currently available, the future telephone service rates and, as a result, the amount of future telecommunications service revenues and net cash flow can not be predicted. Consequently, the recoverability of booked fixed assets of Telefónica as of September 30, 2001 in the amount of 4,490 million depends on the outcome of such negotiation on Telefónica's operations.

Financial situation and concentration of credit risk

As of December 31, 2001, Telefónica does not have other balances or operations that represents significant concentration of credit and operations, except for the balances and operations with the Argentine Government (Federal, Provincial and Municipal Government and Governmental agencies). Trade receivables from the Argentine Government as of December 31, 2001 and 2000 amounted to 95 million and 113 million, respectively. The percentages of net revenues derived from services rendered to the Argentine Government for the year ended December 31, 2001 and for the three-month period ended December 31, 2000, were approximately 3.3% and 4.2%. Out of the above-mentioned balances as of December 31, 2001 not yet collected as of the issuance date of these financial statements, approximately 84 million were past due as of December 31, 2001. On the basis of the Telefónica's current collection efforts and the information available as of the date of issuance of these financial statements about Argentine's future economic perspectives (see Note 17.1. to the Company's financial statements for the years ended December 31, 2001, 200 and 1999), to the Company's financial statement for the years ended December 31, 2001, 2000 and 1999.Telefónica's Management has reestimated the possible collection terms and conditions of the receivables from government entities mentioned above. The estimated financial effects of the possible deferral of collections from such government agencies has been considered to determine the allowance for doubtful accounts as of December 31, 2001. The portion of net value booked related to these receivables that the Telefónica estimated that will be collected over 12 months has been classified as noncurrent as of December 31, 2001.

As of December 31, 2001, Cointel and Telefónica owed a total amount of approximately US$942 million to related parties, which matures until August 2002. These agreements establish the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of payables ("events of anticipated maturity") if there are changes in the companies' equity, economic and financial situation that due to their adverse nature may affect the ability to comply with the obligations assumed in such agreements or if there are restrictions that may limit the ability of such companies to repay their debts.

The creditor has advised Cointel and Telefónica that for the twelve-month period as from February 25, 2002, (beyond the due date of such debts): (i) the effects of the Public Emergency and Currency Exchange System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, effective in Argentina shall not be considered by the creditor as an event of default; (ii) the creditor shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements and (iii) the creditor shall not declare that debts have become due and payable for Cointel's failure to meet certain financial ratios.

Cointel and Telefónica have followed a financing policy that has combined the use of internally generated funds with the use of third-parties and majority shareholder financing. As of December 31, 2001, Cointel's consolidated current assets in foreign currency are lower than current liabilities in foreign currency in the amount of US$ 1,206 ($1,206 million as of December 31, 2001), amount that, because of the devaluation mentioned in Note 17.1. to the Company's financial statements for the years ended December 31, 2001, 200 and 1999, increases subsequently in $1,358 million, considering the last exchange market closing prior to the issuance date of these financial statements.

Cointel and Telefónica have prepared their financing projections and plans expecting to cover future fund needs to continue their investment plan and face short and long-term debt mainly with funds generated by Telefónica's operations plus, as it is possible, by the evolution of current economic measures, bank loans and access to capital markets; or otherwise, requesting for long-term refinancing of their payables.

However, owing to the macroeconomic situation described in Note 17.1. to the Company's financial statements for the years ended December 31, 2001, 200 and 1999, as of the date of issuance of these financial statements, third parties' credit lines are not available in amounts sufficient to enable Cointel and Telefónica to, together with internally generated funds, meet Cointel and Telefónica's current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions.

Subsequently, the BCRA provided that funds transferred abroad, among other transfers, by the non-financial private sector on account of financial loans principal service, profits and distributions of dividends, carried out within 90 days as from February 11, 2002, shall require BCRA previous consent. This shall not be necessary when the obligation arises from payables to multilateral organizations, banks that financed investment projects jointly with such organizations, and governmental credit agencies or those guaranteed by such entities.

While the above restriction is in force, or should it be extended for 90 days, Cointel and Telefónica are unable to ensure that the BCRA will authorize principal payments to foreign creditors over the repayment term and under conditions established originally. Current debt maturities affected by this situation amount to the equivalent of US$1,090 million. In addition, the equivalent of US$1,059 million and 175 million classified as noncurrent in the balance sheet of such companies, result from agreements providing that the amounts owed would become immediately due and payable (after certain steps have been followed) if other obligations are not met as could be the case of the current payables above.

On the other hand, TESA has advised Cointel and Telefónica that, as of the date of issuance of these financial statements, it is still evaluating the Argentine macroeconomic context and analyzing financing alternatives for these companies, including the possibility of refinancing or not over long-term its current loans to Cointel and Telefónica and, if necessary, providing additional financing.

Consequently, Cointel and Telefónica's ability to settle their payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by their direct or indirect controlling companies.

Should no financing alternatives be available for Cointel and Telefónica or should Cointel and Telefónica not succeed in obtaining refinancing, such companies would not have sufficient funds available to meet their current liabilities (including those disclosed as current on the balance sheets as of December 31, 2001 of such companies and such liabilities that would turn into current payables if creditors claimed a default) payable to local and foreign creditors.

Although Cointel and Telefónica will make their best effort to obtain such financing, as of the date of issuance of these financial statements, it is impossible to ensure what the result of such negotiations will be or if the restrictions for making transfers abroad will enable Cointel and Telefónica to settle their current liabilities in the normal course of business and maintain their normal operations.

Net Revenues

Net revenues decreased by 5.2% to 2,797 million in 2001 from 2,950 million in 2000 and increased by 3.0% in 2000 from 2,863 million in 1999.

The following table shows the main operating revenues in million of pesos by service category for 2001, 2000 and 1999 (net of intercompany transactions):

	2001	2000	1999
Basic Telephone service			
Measured service	818	953	1,048
Monthly basic charges (1)	679	699	696
Special services	299	255	200
Installation charge	56	73	49
Public phones	222	241	226
Access charges	310	292	181
International long-distance service	142	188	232
Telephone equipment	83	56	20
Publishing of telephone directories	54	76	70
Other	134	117	141
Total	2,797	2,950	2,863

(1) Includes monthly basic charges and charges for supplemental services.

The main variances are due to the following reasons:

Measured service

Measured service includes revenues that Telefónica collects from the traffic of local and domestic long-distance calls made by its own customers to other of its own customers through Telefónica's network, and by customers of other operators routed through Telefónica's networks as well as other operators' network. In this latter case, Telefónica bills and collects revenues for call completion, while, conversely, Telefónica pays other operators for the cost of using their networks.

The decrease, of approximately 14.2%, to 818 million in 2001 from 953 million in 2000 was principally due to: a) new discount plans for domestic long-distance calls regarding certain client segments and time of the call, the 5.5% decrease in rates in effect for certain segments of local services and domestic long distance service applied since March 2000 and other commercial discount grated to customers, b) a decrease in the average billable interurban lines of 10.6% (considering increases and decreases in long-distance lines as a consequence of presuscription process) and c) a decrease in average billable local lines of 7.5%, which in part became "prepaid lines", thus increasing revenues from special services.

The decrease, of approximately 9.1%, to 953 million in 2000 from 1,048 million in 1999, was principally due to new discount plans implemented since October 1999 for domestic long-distance calls with respect to certain client segments and time of the call, the 5.5% decrease in rates in effect for certain segments of local services and domestic long distance service applied since November 8, 1999, the rate reductions implemented on billings since March 2000, and an approximate 9.4% decrease in the number of average pulses consumed per line. These changes were partially offset by the increase of about 1.7% in the average price per pulse and 3.2% in average number of billable lines.

Monthly basic charges

Monthly basic charges, which include the monthly basic charges of measured services lines, as well as of prepaid lines, decreased by 2.9% to 679 million in 2001 from 699 million in 2000. The change was principally due to the commercial discounts granted to customers and the decrease in rates in effect applied on billings since March 2000, which includes a 19.5% discount on certain customers of the commercial and government segment.

The increase, of approximately 0.4%, to 699 million in 2000 from 696 million in 1999 was principally due to the increase in the average billable lines and an increase in the average price per pulse, which was partially offset by commercial discounts granted to customers and the decrease in rates in effect for billing since March 2000, which included discount for the commercial and government segment.

Special services

Special services increased by 17.3% to 299 million in 2001 from 255 million in 2000 and increased by 27.5% in 2000 from 200 million in 1999. The changes were principally caused by increases in revenues from Internet calls in 2001 and 2000 as compared to the previous fiscal years. Internet traffic increased by 37.2% to 7,376 million minutes in 2001 from 5,374 million minutes in 2000 and by 173% from 1,969 million minutes in 1999. Additionally, in 2001 the use of prepaid calling cards increased. Such growth was offset by a decline in DTA (Digital Trunk Access) services mainly due to the granting of greater commercial discounts on basic rate and measured service.

Installation charges

The decrease, of approximately 23.3%, to 56 million in 2001 from 73 million in 2000 was principally due to a decrease of 15.8% in the amount of basic telephone lines installed during 2001, and to a decrease of 8.1% in the average installation price per line during 2001.

The increase, of approximately 49.0%, to 73 million in 2000 from 49 million in 1999 reflected an approximately 83% increase in the number of basic telephone lines installed during 2000 (basically due to "Youth line" and "Controlled line" line types, which allow for pre-established limited monthly consumption and are billed at a fixed charge), which was partially offset by a decrease in the average installation price per line of 14%.

Public phones

Public phones decreased by 7.9% to 222 million in 2001 from 241 million in 2000 due to increase of commercial discounts granted to telephone station owners and a decrease in average pay-phone usage of 14%. This change was partially offset by an increase in the average number of telephone stations of 28.2% from 26,942 lines in 2000 to 34,525 lines in 2001 and in semipublic service of 2.5% from 57,575 lines in 2000 to 58,987 lines in 2001.

The increase, of approximately 6.7%, to 241 million in 2000 from 226 million in 1999 was due to increases of 36% in the average number of public telephone lines and in the average price per pulse, partially offset by a decrease in the average pulses consumed per line.

Access charges

Access charges increased by 6.2% to 310 million in 2001 from 292 million in 2000 principally due to an increase of consumption from interconnection with mobile and public phone operators. Additionally, revenues from cellular interconnection increased due to PCS services and to accessing of the network by value-added service providers. This increase was partially offset by applying, as from March 2001, the 3% reduction to interconnection rates under Decree N° 764/00.

The increase, of approximately 61.3%, to 292 million in 2000 from 181 million in 1999, was principally due to the local and domestic long-distance interconnection agreements of Telefónica with other long distance operators executed since October 1999.

International long-distance service

Revenues decreased by 24.5% to 142 million in 2001 from 188 million in 2000 and decreased by 19.0% in 2000 from 232 million in 1999. In 2001 and 2000, the changes were principally due to the decrease in the average rate, and commercial discounts granted to customers through the new plans offered since deregulation.

Telephone equipment

The revenues increased by 48.2% to 83 million in 2001 from 56 million in 2000 and increased by 180.0% in 2000 from 20 million in 1999. In 2001 and 2000, the changes were due to a progressive increase in sales through Teleshops and Showrooms and to the new products offered in the second half of fiscal year 2000.

Cost of Services Provided, Administrative Expenses and Selling Expenses

Cost of services provided, administrative expenses and selling expenses ("operating costs") decreased to 2,117 million in 2001 from 2,133 million in 2000 and increased in 2000 from 2,000 million in 1999.

The following table shows the breakdown of expenses in million of pesos for the years ended September 30, 2001, 2000 and 1999 (net of intercompany transactions):

	2001	2000	1999
Salaries and social security taxes	349	391	420
Depreciation and amortization (1)	618	697	689
Fees and payments for services	556	558	374
Material consumption and other	60	53	55
Management fee	123	148	151
Allowance for doubtful accounts	173	100	118
Sales costs	90	52	24
Other	148	134	169
	2,117	2,133	2,000

(1) Excluding the portion classified as financial expense.

Salaries and social security taxes

The decrease, of approximately 10.7%, to 349 million in 2001 from 391 million in 2000 was due to a significant headcount reduction in Telefónica, which decreased to 9,680 in 2001 from 9,984 in 2000 in part as a consequence of the outsourcing agreement signed with IBM. IBM has hired the personnel that had been assigned to rendering the services.

The decrease, of approximately 6.9%, to 391 million in 2000 from 420 million in 1999 was due to significant headcount reductions in Telefónica, offset by the incorporation of 360 employees from Telefónica Larga Distancia de Argentina S.A. ("TLDA") and Startel S.A., which were merged into Telefónica.

Lines in service per employee increased to 467 in 2001 from 427 in 2000 and from 386 in 1999, which represents an increase of 9.4% and 10.6%, respectively.

Depreciation and amortization

Total depreciation and amortization decreased by 11.3% to 618 million in 2001 from 697 million in 2000. The change was principally due to those fixed assets fully amortized in the previous year and to the sale of fixed assets to IBM.

The increase, of approximately 1.2%, to 697 million in 2000 from 689 million in 1999 was due to Telefónica's depreciation and amortization charges of 684 million in 2000 which increased by 5.1% from 651 million in 1999 (excluding the portion corresponding to financial expenses), due to an increase in fixed assets subject to depreciation. The increase was partly generated by the merger of TLDA into Telefónica.

Fees and payments for services

Fees and payments for services decreased by 0.4% to 556 million in 2001 from 558 million in 2000 mainly in Telefónica due to: a) increases in system services whose growth includes the costs related to outsourcing the operation and maintenance of certain IT systems infrastructure in the amount of 33 million, which were partially offset by a decrease in hardware and software maintenance charges of 22 million, b) a 16 million increase in advertising expenses and c) a 4 million increase in consulting and advisory services over the year ended

September 30, 2001. The increases were partially offset by a 22.3 million decrease in interconnection charges with other operators due to the price cap established by Decree N° 764/00 and 8.9 million decrease on account of "Maintenance charges" and "Building refurnishing", specially related to expansion into the northern area of Argentina during the prior year.

The increase, of approximately 49.2%, to 558 million in 2000 from 374 million in 1999 was mainly the result of the execution of interconnection agreements with other long distance operators effective in October 1999 amounting to 122 million.

Allowance for doubtful accounts

The charge to the allowance for doubtful accounts increased by 73% to 173 million in 2001 from 100 million in 2000 and decreased by 15.3% in 2000 from 118 million in 1999. The variation was caused by the changes in the amount and aging of past due receivables in each year.

Sales cost

Sale costs increased by 73.1% to 90 million in 2001 from 52 million in 2000 and by 116.7% in 2000 from 24 million in 1999. In 2001 and 2000, the changes were due to a progressive increase in sales through Teleshops and Showrooms and to the new products offered in the second half of year 2000.

Financial Income (Expense)

Consolidated gross capitalized interest totaled 40 million in 2001, 53 million in 2000 and 59 million in 1999. Net financial income (expense) amounted to a loss of 122 million in 2001, 118 million in 2000 and 98 million in 1999. The change was mainly due to the increase in Telefónica's financial debt compared to the previous fiscal years.

Other Expenses, Net

Other Expenses, net decreased to 113 million in 2001 from 151 million in 2000 and increased in 2000 from 133 million in 1999. In 2001 the variation was mainly due to: a) an increase of 13 million in the net book value of fixed assets retired due to work in process in 2000, b) the write-off of the investment in Intelsat and Inmarsat in 2000 and c) the charge in 2000 of the amounts payable for the agreement of extraordinary contribution to the Compensatory Fund. These charges were partially offset by an increase in allowance for contingencies for 18 million in 2001.

In 2000, the variation was mainly due to the above-mentioned effects, which were partially offset by: a) a reduction in employee termination expense of 36 million compared to the previous year, b) the charge for the year ending September 30, 1999 in TLDA due to the effect of a reversal of billings, c) the charge in 1999 for the effects of the resolution of the Regulatory Authority that imposed a fine on the Company related to allegedly excessive rates charged for some calls made from the Company's public telephones using coins having a value in excess of the price of the call.

Net (loss) income of spun-off businesses

Includes (loss) income of spun-off businesses in the reorganization process for the four-month period ended January 31, 2001 and for the years ended September 30, 2000 and 1999. See Note 5.1.a) to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999.

Net Income for the year

As a result of the factors discussed above, net income decreased to 225 million in 2001 from 343 million in 2000 and from 456 million in 1999.

Media Business

The Company's equity in earnings of ownership interest in related companies engaged in the Media Business is calculated based on such companies' available financial information plus certain adjustments related to the valuation by the equity method.

As of December 31, 2001 and 1999, the Company made certain adjustments related to valuation by the equity method, which amounted to 2.0 million and 6.5 million in 2001 and 1999, respectively, mainly related to the elimination of intercompany gains (losses).

On the basis of financial information available as of December 31, 2001 Atco presents negative shareholders' equity. Also, given that the Company is under no obligation to make capital contributions to Atco for the purpose of restoring the latter's negative shareholders' equity, the Company valued its investment in Atco at nil to adjust it to its estimated recoverable value as of December 31, 2001, and did not book any related liability.

Additionally, as of December 31, 2001, the investment in AC is valued at nil to adjust it to its recoverable value pursuant to information available as of such date. During the year ended December 31, 2000, the Company decided to write down the book value of the investment in AC by 2.7 million to adjust it to its estimated recoverable value pursuant to available information as of such date. As of December 31, 2001, AC holds an indirect equity interest in licensed broadcast television companies in Buenos Aires and other cities of the interior of Argentina.

Atco's reorganization and alignment of accounting policies

As a consequence of the change in the Company's shareholders, described in "Agreement between the Company's Former Principal Shareholders and TESA", and the change in Atco's indirect shareholders, an operating and administrative reorganization of the companies forming the Atco group ("Atco Companies") was effected as of December 31, 2000.

Taking into account the shareholders strategic plans, the new management of Atco Companies reestimated the amortization periods and analyzed the recoverable value of intangible assets (goodwill) and the value of inventories, mainly of Telefé, as described below and, additionally, aligned certain accounting methods with those established by TESA; accordingly, the Company recognized, as of December 31, 2000, in proportion to its shareholding interests in such companies, a loss of approximately 86.9 million.

Out of the goodwill recoverability analysis that was based on the present estimated net cash flows that will be generated by Atco Companies operations (according to the new business), Atco Companies recognized an impairment in value of such assets in the amount of about 214 million.

Furthermore, based on the same above-described reasons, Telefé's Management analyzed the recoverability of the film inventory and exhibition rights of its own programming on the basis of the new projections of programming and commercialization of exhibition rights. Such analysis resulted in an allowance for inventory impairment in value, which represents a loss of approximately 65 million in Telefé.

Disposition of the Company's ownership interest in TyC

In May 2001, the Company transferred to ACH its ownership interest in TyC and all its rights and obligations under the TyC shareholders' agreement. The Company presents, only for information purposes, TyC's combined results of operations for the three-month periods ended December 31, 2000, 1999 and 1998. See Note 5.2.a) to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999.

Comparison of TyC's Consolidated Combined Results of Operations for the Three-Month Periods Ended December 31, 2000, 1999 and 1998
(Figures stated in million of pesos)

The following information sets forth TyC's consolidated combined results of operations for the three-month periods ended December 31, 2000, 1999 and 1998. TyC has allocated the income from its equity interest in the consolidated income of Televisión Satelital Codificada S.A. ("TSC"), Tele Red Imagen S.A. ("TRISA") and T&T Sports Marketing Ltd. ("T&T") to the various lines of TyC's consolidated statement of income (without the elimination of operations between such companies, which amount to 3 million and 1 million for the three-month periods ended December 31, 2000 and 1999, respectively). The main objective of such allocation is to provide more complete and representative information on TyC's results of operations as a single business.

All the references below to 2000, 1999 and 1998 are to the three-month periods ended December 31, 2000, 1999 and 1998, respectively.

	2000	1999	1998
Net revenues	59	47	54
Cost of services provided	(47)	(37)	(36)
Administrative expenses	(4)	(4)	(4)
Selling expenses	(5)	(5)	(5)
Amortization of goodwill and deferred charges	(1)	(1)	(1)
Equity in earnings of ownership interest in related parties	18	3	11
Other expenses, net	(1)	(2)	-
Financial (expense) income and holding (losses) gains, net	(3)	(3)	(2)
Extraordinary loss	-	-	(1)
Income tax	(1)	-	(2)
Net Income (Loss)	15	(2)	14
EBITDA	4	2	9

Net Revenues

TyC's revenues principally derive from the sale of broadcasting rights, content production services for third parties and advertising sales. TSC's revenues are basically made up of the sale of broadcasting rights of official soccer matches of AFA Premier League first division soccer championships. TRISA's revenues primarily include the sale of broadcasting rights of the TyC Sports cable signal, advertising sales included in that signal, the sale of broadcasting rights of other sports (excluding soccer) and commissions on the sale of broadcasting rights and advertising. T&T's revenues derive from the sale of Soccer championship transmission rights, principally the "Mercosur Cup", America Cup and the games to classify for the 2002 World Cup.

Net revenues increased by 26% to 59 million in 2000 from 47 million in 1999. The increase in 2000 as compared to 1999 is primarily due to an increase in revenues from T&T (11 million) due to the sales of television transmission rights of America Cup and the games to classify for the 2002 World Cup which started in 2000.

Net revenues decreased by 13% to 47 million in 1999 from 54 million in 1998. The decrease in 1999 as compared to 1998 is primarily due to: (1) a decrease in revenues from T&T (3 million) and TSC (2 million) due to the decrease in television transmission rights of such companies and; (ii) a decrease of 2 million in TyC's advertising sales in 1999.

Cost of Services Provided, Administrative Expenses and Selling Expenses

Cost of service provided, administrative expenses and selling expenses increased to 56 million in 2000 from 46 million in 1999. These costs are made up of salaries and social security taxes, artists' and casts' fees, operating fees and costs to acquire broadcasting rights.

The increase in 2000 as compared to 1999 was principally due to the inclusion of operating costs of T&T (9 million) from the purchase of television transmission rights of the América Cup and the games to classify for the 2002 World Cup.

These expenses increased to 46 million in 1999 from 45 million in 1998. The increase in 1999 as compared to 1998 was principally due to an increase in operating costs due to special productions made in 1999.

Amortization of Goodwill and Deferred Charges

Amortization of goodwill and deferred charges did not reflect variations in 2000 as compared to 1999 and 1998. Such amortization includes basically the amortization of goodwill resulting from the acquisition of 50% of TSC and TRISA.

Equity in Earnings of Ownership Interest in Related Parties

Equity in earnings of ownership interest in related parties increased to a gain of 18 million in 2000 from a gain of 3 million in 1999. The gain in 2000 is related principally to a gain of 19 million from the disposition of its 99.17% ownership interest in TyC Entertainment S.A. to T&T in November 2000, the selling price was 20 million. The gain in 1999 is principally related to holding gains due to the valuation of the ownership interest in Atco and AC at the exercise price of the put option of such shares.

Equity in earnings of ownership interest in related parties decreased from a gain of 11 million in 1998 to gain of 3 million in 1999. The gain in 1998 is principally due to a gain of 12 million from the sale of Prime to AC in December, 1998, net of a loss of 1 million in Avilacab S.A. and a loss of 1 million in TyC Entertainment S.A.

Net Income (Loss)

As a result of the factors described above, TyC had a net income of 15 million in 2000 as compared to a net loss of 2 million in 1999 and a net income of 14 million in 1998.

Comparison of Atco´s Results of Operations

As of December 31, 2001, the Company's ownership interest in Atco amounts to 26.8%.

Atco's only business consists of its ownership interests in Telefé, Radio Continental and Televisoras del Interior. The Company considers that the disclosure of Telefe´s, Radio Continental's and Televisoras del Interior's financial information is more representative than Atco´s results of operations.

The following information sets forth Telefe's and Radio Continental's consolidated results of operations for the twelve-month periods ended September 30, 2001, 2000 and 1999, as they arise from available financial information as of those dates. Additionally, this section includes Televisoras del Interior's consolidated results of operations for the twelve-month periods ended September 30, 2001 and 2000.

Telefé's results of operations include its ownership interest in Compañía Surera de Inversiones S.A.'s results of operations for the twelve-month periods ended September 30, 2001 and 2000 under "Equity in earnings of ownership interests in related parties". The individual analysis of the results of operations of Compañía Surera de Inversiones S.A. is set forth under the heading "Description of Televisoras del Interior's Consolidated Combined Results of Operations for the twelve-month periods ended September 30, 2001 and 2000".

Comparison of Telefe´s and Radio Continental's Consolidated Results of Operations for the twelve-month periods ended September 30, 2001, 2000 and 1999
(Figures stated in million of pesos)

All references made below to 2001, 2000 and 1999 are to the twelve-month periods ended September 30, 2001, 2000 and 1999, respectively.

	2001	2000	1999
Net revenues	191	237	267
Cost of services provided	(191)	(203)	(216)
Administrative expenses	(22)	(21)	(24)
Selling expenses	(18)	(12)	(9)
Amortization of intangible assets	(7)	(5)	(4)
Equity in earnings of ownership interests in related parties	2	4	6
Other expenses, net	(6)	(7)	(6)
Financial (expense) income and holding (losses) gains, net	(29)	(36)	(26)
Income tax	(4)	(1)	(2)
Reorganization effect	(65)	-	-
Net loss	(149)	(44)	(14)
EBITDA	(29)	12	31

Net Revenues

Telefe's revenues derive principally from advertising sales on Channel 11 of Buenos Aires city, ("Channel 11"), the sale of the Telefé signal to cable television companies in the interior of Argentina, the sale of film contents and formats to foreign customers and other revenues (theatre, movies, TV phone calls, etc.). Radio Continental's revenues basically derive from the sale of advertising on the FM HIT and Continental radio stations. Since the Tax Reform, enacted under Law N° 25,063 in December 1998 and the Competitiveness law, advertising revenues have been subject to 21% value added tax ("VAT"). Also, the payment of the Comfer tax may be computed as a prepayment of VAT and other taxes.

Net revenues decreased by 46 million to 191 million in 2001 from 237 million in 2000. The decrease was due to: (a) a decrease of 6 million in Radio Continental's advertising sales, (b) a decrease of 31 million in Telefe's revenues, mainly due to: (i) a decrease of 36 million in advertising sales, (ii) a decrease of 3 million in programming sales and (iii) an increase of 8 million in special businesses sales, and (c) a decrease of 9 million in Teleproducciones Independientes S.A. ("Teleinde")'s special businesses principally due to a change of products sold.

Net revenues decreased by 11% to 237 million in 2000 from 267 million in 1999. The decrease was due to: (i) a decrease of 28 million in Telefe's revenues and (ii) a decrease of 4 million in Radio Continental's revenues. The decrease in advertising sales in Telefé and Radio Continental is mainly due to the contraction of the advertising market in general which started in 1998. It is important to mention that during the period under analysis, Telefé has maintained its leadership in the broadcast television market, its audience rating reaching 38% in 2000 and 39% in 1999 (according to IBOPE). Radio Continental in turn, has become the leader of the radio market with an audience rating of 14.1% (according to IBOPE) and has maintained its leadership and the fourth place in the FM and AM radio market, respectively (according to IBOPE).

Cost of Services Provided

Cost of services provided primarily consists of artists' and casts' fees, technical and production costs, exhibition rights and salaries and social security taxes. Cost of services provided decreased by 12 million to 191 million in 2001 from 203 million in 2000. Such variation is principally due to: (a) a decrease of 16 million in production programming costs, (b) a decrease of 5 million in exhibition rights costs partially off-set by (c) an increase of 5 million in reserve for contingencies affecting the line cost of services provided, (d) an increase of 4 million in salaries and fees for services and (e) travel expenses and other expenses, which increased by 1 million.

These expenses decreased by 6.0% to 203 million in 2000 from 216 million in 1999. Such decrease was primarily due to: (i) a decrease of 7 million in production programming costs (includes cost of exhibition rights), and (ii) a decrease of 4 million in salaries and social security taxes.

Administrative Expenses

These expenses did not reflect significant variations in 2001, 2000 and 1999. In 2001 the increase of 3 million in the reserve for contingencies was offset by a decrease of 3 million in fees and payment for services. The increase of such reserve is based on new information submitted by Telefe's legal counsel.

Selling Expenses

In 2001, selling expenses increased by 6 million as compared to 2000 mainly as a result of an allocation to Telefé's bad debt allowance of 5 million to adequate such allowance to the customer portfolio, unrecoverable receivables from barter advertising, a receivable from Telam arising from advertising campaigns, applied by the government to penalties imposed by Comfer and an increase in reserve for contingencies of 2 million. However, Radio Continental's selling expenses decreased by 1 million, mainly, related to advertising expenses. Additionally, the other expenses increased by 1 million.

Amortization of Intangible Assets

Amortization of goodwill did not reflect significant variations in 2001, 2000 and 1999. The increase of 2 million in 2001 as compared to 2000 is principally due to the total amortization of Barrosa Servicios Ltda. S/C's goodwill of 1 million, related to the liquidation of such company residing in Brazil.

Equity in Earnings of Ownership Interests in Related Parties

The decrease of 2 million in 2001 as compared to 2000 is due to the variations in the results generated by the ownership interests in related parties: a) a gain of 1 million generated by Barrosa Servicios Ltda. S/C (company acquired in July 1999, whose business is the selection and hiring of artists) and Chiquimex S.A. (a company which sells formats of television programs), b) Neuquén TV S.A. (licensed broadcast television company) and García Ferré Entertainment S.A., (a company engaged in production, promotion and distribution of movies) have a loss of 1 million and c) in December 2000, a loss of 2 million was booked in connection with the investment value in Theme Bar Management Inc. The result for the investment in Compañía Surera de Inversiones S.A., (company dedicated to financial investments and selling activities of broadcast television companies) did not reflect significant variations between 2001 and 2000. In 2000, equity in earnings of ownership interests in related parties decreased 2 million as compared to the prior year due to: (i) a lower income generated by Compañía Surera de Inversiones S.A., and (ii) the equity interest in the losses of Barrosa Servicios Ltda. S/C and of Chiquimex S.A.

Other Expenses, net

These expenses did not reflect significant variations in 2001 from 2000. Other expenses, net amounted to losses of 7 million in 2000, which include 4 million due to the reorganization of Telefé in 2000 and 2 million due to the discontinuation of businesses. Other expenses, net amounted to a loss of 6 million in 1999, which includes a loss of 3 million principally stemming from the discontinuation of the production and distribution of the "Red de Noticias" cable TV signal in December 1998, which led to the reorganization of the news area personnel and expenses of 2 million in severance payments due to the reorganization in Telefé.

Financial (Expense) Income and Holdings (Losses) Gains, Net

Financial (expense) income and holdings (losses) gains, net decreased by 7 million in 2001 from 2000, principally due to: a) a decrease of 11 million in financial interest due to lower financial indebtedness due to the loans obtained from the Group, b) the total amortization of deferred charges of 2 million related to the issuance cost of negotiable obligations, as such negotiable obligations will not be issued and c) the total amortization of the syndicated loan cost due to the prepayment in January 2001, and costs related to such prepayment which generated an additional financial cost of 2 million.

Financial (expense) income and holdings (losses) gains, net, increased to a loss of 36 million in 2000 from a loss of 26 million in 1999. The variation was basically due to higher interest expense of 10 (including related taxes) million due to Telefe's higher average indebtedness for working capital as a consequence of the decrease in sales and collections in 2000 as compared to 1999.

Income Tax

The income tax charge increased by 3 million in 2001 due to Telefe´s adjustments related to income tax from the years 1995 to 1998 based on AFIP-DGI´s determinations. The income tax charge decreased to 1 million in 2000 from 2 million in 1999, basically due to a lower tax base generated by Telefe´s lower operating income during such periods.

Reorganization effect

In December 2000, Telefé booked an allowance for inventory impairment in the value of 65 million, based on a recoverability analysis of the film inventory and exhibition rights with proprietary programming, which was based on new programming and selling projections of exhibition rights.

Net loss

As a result of the factors described above, Telefé's net loss amounted to 149 million in 2001, 44 million in 2000 and 14 million in 1999.

Description of Televisoras del Interior's Consolidated Combined Results of Operations for the twelve-month periods ended September 30, 2001 and 2000
(Figures stated in million of pesos)

The activity of Televisoras del Interior consists of the operation of 8 licensed broadcast television companies in the cities of Neuquén, Bahía Blanca, Mar del Plata, Rosario, Santa Fe, Córdoba, Salta and Tucumán.

As of September 30, 2001, Televisoras del Interior's results of operations were consolidated and/or combined considering basically consolidated information as of that date of Compañía de Televisión del Atlántico S.A., Compañía de Televisión del Noroeste S.A., Compañía Surera de Inversiones S.A. and Televisora Tucumana Color S.A.

The following information sets forth consolidated and/or combined results of operations of broadcast television companies calculated at a 100% ownership interest. As of September 30, 2001, Atco had a 100% ownership interest in Compañía de Televisión del Noroeste S.A., in Compañía de Televisión del Atlántico S.A. and in Televisora Tucumana Color S.A. and 99.9% in Compañía Surera de Inversiones S.A. (through Telefé).

All references made below to 2001 and 2000 are to the twelve-month periods ended September 30, 2001 and 2000, respectively.

	2001	2000
Net revenues	61	62
Cost of services provided	(31)	(31)
Administrative expenses	(8)	(9)
Selling expenses	(7)	(5)
Equity in earnings of ownership interests in related parties	-	(1)
Amortization of goodwill and deferred charges	(5)	(4)
Financial (expense) income and holding (losses) gains, net	(3)	(8)
Other (expenses) income, net	(1)	1
Reorganization effect – Impairment in goodwill	(29)	-
Income tax	(4)	(4)
Net (loss) income	(27)	1
EBITDA	16	18

Net Revenues

Net revenues decreased to 61 million in 2001 from 62 million in 2000, and principally derive from advertising sales to agencies and advertisers.

Cost of Services Provided

Cost of services provided amounted to 31 million in 2001 and 2000. These costs can be broken down into: programming costs, programs purchased, co-productions and exhibition rights (which principally correspond to Telefe), salaries and other benefits to employees and other operating costs.

Administrative and Selling Expenses

Administrative and selling expenses increased to 15 million in 2001 from 14 million in 2000. These costs can be broken down into: salaries and other employee benefits, fees for services rendered and allowance for doubtful accounts.

Amortization of Goodwill and Deferred Charges

Amortization of goodwill and deferred charges amounted to 5 million in 2001 and 4 million in 2000 and derives, in both periods, from the acquisition of licensee broadcast television companies by Compañía de Televisión del Atlántico S.A., Compañía de Televisión del Noroeste S.A. and Compañía Surera de Inversiones S.A.

Financial (Expense) Income and Holding (Losses) Gains, net

Financial (expense) income and holding (losses) gains, net amounted to losses of 3 million in 2001 and 8 million in 2000, and correspond to financial interest and credit balances with banks.

Reorganization effect – Impairment in goodwill

As a result of the goodwill recoverability analysis performed by Compañía de Televisión del Atlántico S.A. and Compañía de Televisión del Noroeste S.A. due to the purchase of Rader S.A. de Radiodifusión (Rosario), Televisora Santafesina S.A. (Santa Fe), Emisora Arenales de Radiodifusión S.A. (Mar del Plata) and Telenueva S.A.C.P. de R. y T. (Bahía Blanca) by Compañía de Televisión del Atlántico S.A., and Compañía de Radio y Televisión S.A. (Salta) by Compañía de Televisión del Noroeste S.A. which was made on the basis of such companies' present estimated net cash flows, *Televisoras del Interior* recognized an impairment in value of such assets of 29 million.

Net (Loss) Income

As a result of the factors described above, Televisoras del Interior's net (loss) income amounted to a net loss of 27 million in 2001 and a gain of 1 million in 2000.

Comparison of Prime's Consolidated Results of Operations for the twelve-month periods ended September 30, 2001, 2000 and 1999
(Figures stated in million of pesos)

Prime's consolidated results of operations for the twelve-month periods ended September 30, 2001, 2000 and 1999 include the line-by-line income/loss of its controlled companies, Telearte S.A. (owner of a broadcast television company of Capital Federal "Azul Televisión" in Buenos Aires City and the "Azul Televisión" Cable TV signal), Televisión ABC S.A. (whose principal business is the sale of the broadcasting rights of the Utilísima Satelital signal until July 2000 and until Januarand 1999 "Azul Televisión" signal), TV Mar del Plata S.A., TV Resistencia S.A. and Productores Independientes Asociados S.A. (together, the "Prime Group"). Such companies own broadcast television stations in the cities of Mar del Plata, Resistencia (Chaco) and Paraná (Entre Ríos), respectively.

All references made below to 2001, 2000 and 1999 are to the twelve-month periods ended September 30, 2001, 2000 and 1999, respectively.

	2001	2000	1999
Net revenues	61	68	63
Cost of services provided	(77)	(75)	(70)
Administrative expenses	(12)	(13)	(11)
Selling expenses	(11)	(13)	(13)
Amortization of goodwill	(5)	(5)	(4)
Financial (expenses) income and holding (losses) gains, net	(7)	(4)	(3)
Other income, net	-	-	9
Net loss	(51)	(42)	(29)
EBITDA	(36)	(31)	(29)

Net Revenues

Net revenues can be broken down into: 80% from advertising sales in lots, non-traditional advertising, barter advertising and advertising in the interior of Argentina (generated principally by Azul Televisión) and 20% from the sale of programs to the local cable TV market and to foreign customers (basically the "Azul Televisión" signal). Net revenues decreased by 10% to 61 million in 2001 from 68 million in 2000 and increased by 8% in 2000 from 63 million in 1999. The decrease in 2001 was due to: a) a decrease in the selling price of Azul's programs to the cable television operators that generated a big reduction in the advertising market.

The increase in 2000 was due to higher advertising sales due to the increase in Azul Televisión's audience in 2000 as compared to 1999.

Cost of Services Provided

These costs basically comprise programming cost, programs purchased, co-productions and exhibition rights, salaries and social security taxes and artists' and casts' fees. Cost of services provided increased to 77 million in 2001 from 75 million in 2000. Such increase is mainly due to an allowance for film inventory and the charge for matured exhibition rights.

Cost of services provided increased to 75 million in 2000 from 70 million in 1999. Such increase is mainly due to an increase in exhibition rights costs.

Administrative and Selling Expenses

Administrative and selling expenses basically comprise salaries and other benefits to employees, advertising expenses and the allowance for doubtful accounts. Such costs decreased by 12% to 23 million in 2001 from 26 million in 2000.

In 2000 these costs increased by 8.3% to 26 million from 24 million in 1999, largely due to a 1 million increase in the allowance for doubtful accounts.

Amortization of Goodwill

Amortization of goodwill amounted to 5 million in 2001 and 2000 and to 4 million in 1999 and relates to goodwill recorded by Prime due to the acquisitions of its above-mentioned subsidiaries.

Financial (Expense) Income and Holdings (Losses) Gains, net

Financial (expense) income and holding (losses) gains, net amounted to losses of 7 million in 2001, 4 million in 2000 and 3 million in 1999 and are related to interests on loans received from Telefónica Media, S.A. and Admira S.A., used to finance the ordinary course of business and to advances from customers.

Other Income, net

The gain of 9 million in 1999 represents principally a recovery of doubtful accounts and other adjustments due to the negotiation of the final acquisition price of Telearte S.A., Televisión ABC S.A., TV Mar del Plata S.A., TV Resistencia S.A. and Productores Independientes Asociados S.A., carried out between Prime and the former shareholders of the above mentioned companies.

Net Loss

As a result of the factors described above, Prime's net loss amounted to 51 million in 2001, 42 million in 2000 and 29 million in 1999.

Company´s Liquidity and Capital Resources

As of December 31, 2001, the Company's total liabilities amount to 511 million, which consist of 15 million in negotiable obligations (including interests as of that date), 493 million of payables to related parties and 3 million in tax liabilities, other payables and short-term accounts payable.

As of December 31, 2001, the Company's cash and cash equivalents amount to 1 million.

On April 11, 2000, the Participating Shareholders and TESA entered into the Contract whereby, once certain precedent conditions were met, on December 15, 2000, the Participating Shareholders transferred to TESA 80.9% of the Company's capital stock, representing 84.7% of the Company's total votes in exchange for TESA common shares issued. On June 29, 2001, TESA informed the Company that on May 8, 2001, it transferred to TISA, TESA's wholly-owned subsidiary, all of TESA's 80.9% equity interest in the Company. Additionally, as a result of several transactions described in Note 6.6. to the Company´s financial statements for the years ended December 31, 2001, 2000 and 1999, TISA´s equity interest in the Company, increased from 80.9% to 99.96%.

As of December 31, 2000, as provided in the Contract and in certain related agreements, the Company paid off its financial liabilities and other liabilities, except for the amounts payable under the Negotiable Obligations for US$500 million. The most significant liabilities that have been paid include among others: (i) the indebtedness under the Company and Shosa Syndicated Loan Agreement, assumed by the Company, and outstanding indebtedness under the Financial Trust Agreement, as defined in Note 7.2. to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999, (ii) a loan agreement with Chase for US$40 million, dated November 28, 2000, which was used to repay the Class C Notes under the US$400 million program and (iii) the repayment of certain derivative contracts described in Note 9. to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999. Such repayments were made with funds received from the disposition of certain assets, described in "Agreement between the Company's Former Principal Shareholders and TESA", and from a loan for an amount of US$136 million granted by ACH to Shosa on December 13, 2000 to consummate the Contract.

On December 15, 2000, the Company transferred to ACH its ownership interest in Shosa for an amount of US$395 million, accruing interest at the LIBOR plus 2.5% nominal per annum, to be paid through a promissory note issued by ACH, maturing on August 31, 2001, or before, if certain conditions contemplated in the loan agreement occurred. In August and December, 2001, the Company and ACH amended a clause of the Promissory Note issued by ACH, extending the maturity date until January 31, 2002. As of December 31, 2001, the Promissory Note was delivered for shares including in the voluntary capital stock reduction. See Note 6.6 to the Company's financial statement for the years ended December 31, 2001, 2000 and 1999. As of the transfer date, Shosa's main asset was its 35.86% ownership interest in Cablevisión and its main liabilities were a loan of US$136 million made to Shosa by ACH, and other liabilities of approximately 27 million.

Historically, the Company has funded its capital requirements principally through cash dividends from Cointel, fees collected for financial services and other services rendered to TESA, as operator, proceeds from dispositions of its ownership interests and other assets, and bank borrowings.

The Company's principal source of cash has traditionally been dividends paid to it by Cointel. Cointel paid to its shareholders an aggregate of 1,452 million in cash and in-kind dividends from January 1, 1994 through December 31, 2001, including 69 million paid during the year ended December 31, 2000. Cointel did not pay dividends during the year ended December 31, 2001. Cointel's principal source of cash revenues is the cash dividends paid to it by Telefónica. Telefónica paid Cointel an aggregate 1,190 million in cash dividends from January 1, 1994 through December 31, 2001, including 176 million paid during the twelve-month period ended December 31, 2001.

In 1997 the Company began receiving significant fees for financial advisory and other services it renders to TESA under the Company Advisory Contract. During 2001, 2000 and 1999, the Company collected 61 million, 72 million and 73 million, respectively. During June and July 2000 the Company signed agreements with Chase and Banque Européenne Pour L'Amérique Latine (B.E.A.L.) S.A. ("BEAL") pursuant to which, the Company sold its right to collect US$15.8 million of the fee for services rendered, covering a portion of the fee for the third quarter of 2000. The proceeds from such sales were US$15.1 million.

Additionally, during 1999 the Company sold 29.5 million shares of Telefónica, that it had received as in-kind dividends from Cointel in September 1998 and collected 81 million.

In September 1997, the Company transferred its direct and indirect ownership interests in Coinca and Invercab S.A. ("Invercab") which jointly held 22.5% of Multicanal S.A. ("Multicanal") to the Clarín Shareholders for US$239.0 million. As of December 31, 1999, the Company received 37 million (excluding accrued interest) from collections related to the disposition of Coinca. In November 1999, the balance of the acquisition price not yet collected as of that date, which amounted to 57 million, was transferred to the Financial Trust pursuant to the Financial Trust Agreement, as defined below.

On May 12, 1998, TISA settled a payable to the Company, which amounted to US$53 million, by assigning a percentage of a receivable due to TISA from the Clarín Group. As of December 31, 1999 the Company had collected 35 million (excluding accrued interest) and the balance not yet collected until November 1999, which amounted to 18 million, was transferred to the Financial Trust pursuant to the Financial Trust Agreement, defined below.

During the years ended December 31, 1998 and 1999, the Company executed purchase and sale contracts with Chase with American Depositary Receipts ("ADRs") of Telefónica. Such contracts provided that the latter would sell the Company 2.9 million ADRs of TESA equivalent to 8.8 million TESA's shares on October 29, 2001, November 30, 2001 and January 15, 2002 (1.1 million, 1.1 million and 0.7 million ADRs, respectively, on each date). Such values contemplate the conversion made on September 12, 2000 from Telefónica's ADRs into TESA's ADRs. On February 17, 2000, the Company and Chase had amended certain clauses of the option agreements entered into during 1998 and 1999. Due to the February 2000 amendments, the Company paid US$35 million. On December 7, 2000, the Company and Chase entered into a rescission agreement (the "Rescission Agreement") whereby they agreed to terminate the above-mentioned option agreements. According to the Rescission Agreement terms and conditions, the Company repaid US$47.2 million for the anticipated termination of the option agreements.

On November 4, 1999, the Company and Shosa each entered into a term loan agreement (respectively, the "Company Loan Agreement" and the "Shosa Loan Agreement", and together the "Loan Agreement") for a total amount of up to US$270 million with a group of banks organized by Chase (collectively, the "Banks"). This amount includes the trust contract mentioned below. The Shosa Loan Agreement was for US$30 million and was assumed by the Company during 2000. As certain conditions provided in the related agreements were met in September and October 2000, the Company prepaid US$15 million of the Loan Agreement. As of December 31, 2000, as part of the transactions described in "Agreement between the Company's Former Principal Shareholders and TESA", the Company had repaid the amount owed under the Loan Agreement.

On November 4, 1999, the Company had also entered into a financial trust agreement (the "Financial Trust Agreement") with Chase Manhattan Trading S.A., Sociedad de Bolsa, as trustee (the "Financial Trustee"), and Chase, as administrative agent. Under the Financial Trust Agreement, the Company had transferred to the Financial Trust its right to receive and to collect from the Clarín Shareholders the receivables from the disposition of Coinca and Invercab S.A. (the "Trust Assets") for US$71 million. As of December 31, 2000, as part of the transactions described in "Agreement between the Company's Former Principal Shareholders and TESA", the Company had prepaid the amount owed under the Financial Trust Agreement at nominal value plus accrued interest as of the payment date. As a consequence of the cancellation of the Financial Trust Agreement, the

Company, as a beneficiary of the residual Trust Assets, had received the rights to collect from the Clarín Group shareholders the balance of the receivable related to the sale of Coinca and Invercab S.A., which were later transferred to AMICH.

On July 28, 2000, the Company issued a Class "C" series of negotiable obligations under the US$400 million program for a total of US$40.0 million at an interest rate of 8.25% per annum maturing on November 2000. The net proceeds were used to repay the Class "B" series of negotiable obligations issued under the same program and to repay other liabilities. At its maturity, the Company repaid the Class "C" series of negotiable obligations out of funds received from a short-term loan of US$40 million, which was repaid as of December 31, 2000.

On September 27, 1999, the Company executed an agreement whereby the Company transferred all its direct and indirect interest in Zapla Holdings S.A. and Aceros Zapla S.A. In connection with such sale, the Company assumed various commitments including the commitment to make itself, or through Forestal Norteña, advances to Aceros Zapla S.A., in the amounts and on the dates as may be required by the latter in order to pay certain net liabilities of Aceros Zapla S.A. As of December 31, 2000, the Company had paid 19 million, directly or through Forestal Norteña. On December 13, 2000, the Company entered into an agreement with IATE and certain related parties (from now on "IATE Group"), whereby the Company and IATE Group refrain to any claim derived from the execution of the Zapla Sales Agreement. In connection with such agreement, the Company had to pay IATE 2.0 million. On December 15, 2000, the Company and AMICH entered into an assignment agreement under which the Company assigned to AMICH all the rights and obligations derived from the Zapla Sales Agreement with IATE Group. This assignment was without recourse by AMICH against the Company as a consequence of IATE Group's default on some of its obligations under the Zapla Sales Agreement.

The Company uses its funds mainly to pay principal amount and interest on its debt, to acquire ownership interest and to make capital contributions to controlled companies and related companies. During 2000 and 1999, the Company's payments with respect to acquisitions and cash capital contributions made to its related companies amounted to 11 million (in capital contributions made to AC and Forestal Norteña and payments made to Cablevisión) and 62 million (for capital contributions and payments made to AC, Atco, Cablevisión, Forestal Norteña and Zapla Holdings and for the final payment for the acquisiton of TyC), respectively. During 2001, 2000 and 1999 the Company did not pay dividends

As a consequence of the transfer of the Company's shares to TESA, as explained in "Agreement between the Company's Former Principal Shareholders and TESA", that materialized a "Change of Control" as defined in the Negotiable obligations issuance terms and conditions; and as provided in its terms and conditions, the Company has granted to the noteholders the right to request the Company to repurchase their Negotiable obligations at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest through February 14, 2001 ("the Repurchase Date"). Therefore, on the Repurchase Date and in March 2001, the Company repurchased about 93% of such Negotiable obligations for a face value of 464.9 million, and had to pay 469.5 million plus interest and applicable taxes. The funds required to repurchase the bonds were obtained through a loan from TISA in the amount of US$530.1 million which accrued interest at LIBOR plus a 2.25% per annum ("the differential") for a term of one month, renewable automatically on a monthly basis unless the parties notify in writing, at least three days before due date, that they do not intend to renew the agreement. TISA is entitled to modify the differential provided it notifies the Company of this decision at least three business days before the end of each interest period. Subsequently, on February 14, 2001, the Company made early repayment to TISA of this loan for an amount of US$37.9 million. On January 11, 2002, the Company and TISA entered an amendment to the loan agreement whereby the differential was incremented to 7% per annum and the interest capitalization is included. Additionally, in August 2001, the Company decided to accept an offer to repurchase the balance of Serie C Negotiable Obligations, whose face value amounted to 0.3 million.

Additionally, as a result of the Purchase Offer on November 13 and December 5, 2001, mentioned in Note 7.1 to the Company's financial statement for the years ended December 31, 2001, 2000 and 1999., the Company repurchased Negotiable Obligations for a face value of US$20.3 million plus interest accrued and taxes related and, if applicable, the Authorization Fee. The funds required to repurchase negotiable obligations were partially obtained through a loan from TESA in the amount of US$11 million (see Note 11.3.d. to the Company's financial statement for the years ended December 31, 2001, 2000 and 1999).

After the repurchases mentioned above, the Company has cancelled approximately 97% of the negotiable obligations for a face value of 485.5 million. As the Company intends to repay the Negotiable obligations during the next twelve months, it has classified the principal amount of 14.5 million as Current bank and other financial payables as of December 31, 2001. See Note 17.2. to the Company's financial statements for the years ended December 31, 2001, 2000 and 1999.

In July, 2001 the Company paid approximately 3.4 million, which were accrued as December 31, 2000, to the noteholders who attended the Noteholders' Meeting held on August 17, 2000 as explained in "Agreement between the Company's Former Principal Shareholders and TESA".

Through a letter dated November 5, 2001, TISA had informed to the Company that it was its firm intention not to require the repayment of the principal amount of the outstanding loan until December 31, 2003. Subsequently, through a letter dated February 25, 2002, TISA notified that the commitment assumed by such company, mentioned in the letter dated November 5, 2001 was no longer effective. Consequently, the Company has classified such loan as "Current liabilities – Accounts payable to related parties" as of December 31, 2001.

According to the above-mentioned, as of the date of issuance of these financial statements, the balance of the principal related to TISA's loan amounted to US$496.9 million. In obtaining the above mentioned loan, the Company has assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on the Company or any of its affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: 1) upon the Company defaulting on any of the commitments assumed under the loan agreement, 2) in the event of any change in the Company's controlling shareholder, 3) if the Company or its affiliates are unable to comply with their obligations, 4) changes in the Company's main business activity, 5) if the Company or any of its affiliates lose the government licenses obtained and 6) if there are changes in the Company's equity, economic and financial situation that due to their adverse nature may affect the Company's ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit the ability of the Company to repay its debts. Through letter dated on February 25, 2002, TISA, has advised the Company that for the twelve-month period as from February 25, 2002, (beyond the due date of such debt): (i) the effects of the Public Emergency and Currency Exchange System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, effective in Argentina shall not be considered by the creditor as an event of default; and (ii) the creditor shall not consider that, as of such date, an acceleration event has been verified under the agreement regarding restrictions that may limit the Company's ability to make the payments due under the agreement with TISA.

The Company will be obligated to make payments of approximately US$29 million in respect of principal amount and interest of Negotiable obligations, interest on the loan granted by TISA and other financial payables scheduled to be settled by December 31, 2002.

As of December 31, 2001, current assets in foreign currency are lower than current liabilities in foreign currency in the amount of US$499 ($499 million as of December 31, 2001), amount that, because of the devaluation mentioned in Note 17.1. to the Company's financial for the years ended December 31, 2001, 2000 and 1999, increases subsequently in $550 million, considering the last exchange market closing prior to the issuance date of these financial statements.

The Company has prepared its financing projections and plans expecting to cover future fund needs to face short debt mainly with funds generated by operations plus, as it is possible, by the evolution of current economic measures, bank loans and access to capital markets; or otherwise, requesting for long-term refinancing of its payables.

However, owing to the macroeconomic situation described in Note 17.1. to the Company's financial for the years ended December 31, 2001, 2000 and 1999, as of the date of issuance of these financial statements, third parties' credit lines are not available in amounts sufficient to enable the Company to, together with internally generated funds, meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

On the other hand, TESA has advised the Company that, as of the date of issuance of these financial statements, it is still evaluating the Argentine macroeconomic context and analyzing financing alternatives for the Company, including the possibility of refinancing or not over long-term its current loans to the Company and, if necessary, providing additional financing.

Consequently, the Company's ability to settle its payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by its direct or indirect controlling companies.

Should no financing alternatives be available for the Company or should the Company not succeed in obtaining refinancing, the Company would not have sufficient funds available to meet its current liabilities payable to local and foreign creditors.

Although the Company will make its best effort to obtain such financing, as of the date of issuance of these financial statements, it is impossible to ensure what the result of such negotiations will be or if the restrictions for making transfers abroad will enable the Company to settle its current liabilities in the normal course of business and maintain its normal operations.

Trend information

The Company's sole substantial activities are its Telecommunications Business and its Media Business. Therefore, the information about trends that follows corresponds to those businesses.

Telecommunications Business

With the advent of competition since November 1999 and as fully liberalized competition commenced on November 8, 2000, operators under additional new licenses began to provide one or more of local, domestic long-distance and international service. Telefónica expects that the level of competition in its markets will increase in the future. As of December 2001, more than 26 new telephony licenses for local and/or long-distance services have been granted under Resolution 16,200/99. These licensees were not entitled to launch their services until November 2000 when the full liberalization was introduced. As of the date of issuance of these financial statements, 8 licensees are providing local and/or fixed long-distance telephone service. These companies are Techtel S.A., Impsat, Keytech (which is operated by AT&T Latin America), CTI, Movicom Bell South, Comsat, Telefónica (in the Northern Region) and Telecom (in the Southern Region).

Telefónica is subject to competitive pressures due to the development of increased domestic and international transmission capacity. Additionally, as competition becomes more prevalent, prices paid for services may keep falling below tariff rates, perhaps significantly.

As a result of the pre-subscription process through which customers are able to select a provider of long-distance, certain local services customers of Telefónica opted for one of the other long-distance operators (Movicom/CTP, Keytech, Techtel, Comsat, Impsat, CTI/Integrales and Telecom), and certain Telecom local services customers opted for Telefónica or for Movicom/TCP or the others as their new provider of service. As of February 3, 2002, the total number of customers gained (approximately 273,000 lines) do not compensate for the customers of Telefónica in those customer segments that have opted for other providers (approximately 805,000 lines). In the near future, customers will select the long-distance call provider by dialing a three-digit code. Telefónica believes that any additional loss of long-distance revenues when this new system is implemented will depend on the specific service and price offerings, which may vary among operators.

Because there is no precedent for competition in the Argentine telecommunications market among providers of basic telephone services, and since the recent devaluation for the Argentine peso is a dramatic change to what have been the economic conditions under which all domestic companies have run their businesses during the last years, Telefónica is unable to predict the precise extent of future losses of market share, the speed with which it might occur or the effect on Telefónica's overall operations or revenues.

The principal strategic objective of Telefónica is to compete successfully and to maintain a leadership position in the Argentine telecommunications industry. Telefónica has been preparing for the new competitive environment; however, there can be no assurance that the consequences of the introduction of competition will not materially and adversely affect the business, the financial position or results of the operations of Telefónica. While there can be no such assurance, in the opinion of Telefónica's management, the implementation of Telefónica's business strategies will continue to have a beneficial effect on the future competitiveness of its telecommunications business, mitigating the negative effects of increasing competition in the Argentine market.

Telefónica has followed a financing policy that has combined the use of internally-generated funds with use of third-party and majority-shareholder financing.

Telefónica has prepared its financing projections and plans expecting to cover future fund needs to continue its investment plan and to repay short and long-term debt mainly with funds generated by the operations plus bank loans and access to capital markets. Alternatively, it would request long-term refinancing of its payables.

However, owing to the macroeconomic of Argentina, third party credit lines are not available in amounts sufficient to enable Telefónica to, together with internally-generated funds, meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

Since early December 2001, Argentine authorities implemented a number of monetary and currency-exchange exchange control measures that mainly include restrictions on the withdrawal of funds deposited with banks and tight restrictions on making transfers abroad, with the exception of those related to foreign trade and other authorized transactions.

Telefónica's ability to settle its payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by its directly- or indirectly-controlled companies.

Should not financing alternatives be available for Telefónica or should Telefónica not succeed in obtaining refinancing, Telefónica would not have sufficient funds available to meet its current liabilities payable (including those disclosed as current on Telefónica's balance sheet as of December 31, 2001 as well as those liabilities that would turn into current payables if creditors claimed a default) to local and foreign creditors.

Although Telefónica will use its best efforts to obtain such financing, as of the date of issuance of these financial statements, it is impossible to ensure what the result of such negotiations will be or if the restrictions for making transfers abroad will enable Telefónica to settle its current liabilities in the normal course of business and to maintain its normal operations.

Media Business

The Company looks to TESA's global media affiliate, Telefónica Media S.A., to set the business strategy for Atco and AC. The Company considers Atco and AC to be passive investments. On the basis of financial information available as of December 31, 2001. Atco presents negative shareholders' equity. Also, given that the Company is under no obligation to make capital contributions to Atco for the purpose of restoring the latter's negative shareholders' equity, the Company valued its investment in Atco as of December 31, 2001 at nil, to adjust it to its estimated recoverable value, and did not book any related liability. Additionally, as of December 31, 2001, the Company decided to value the investment in AC at nil, to adjust it to its recoverable value pursuant to information available as of such date.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Holding de Argentina S.A.

Date: July 2, 2002

By: ______________________

Name: Fernando Raul Borio

Title: General Secretary